03037800

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Förenings Sparbanken AB (Swedbank)

*CURRENT ADDRESS

SE-105 34 Stockholm

Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 4092 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 12/01/03

Annual Report 2002

Swedbank

Financial reports 2003

FöreningsSparbanken will release earnings reports on the following dates in 2003:

Interim report January – March 2003	April 29
Interim report January – June 2003	August 22
Interim report January – September 2003	October 24

The Annual General meeting in 2003 will be held on April 10 in Stockholm.

The Group's financial reports can be accessed on FöreningsSparbanken's home page at www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken
Swedbank
Annual Report 2002

Contents

Annual General Meeting

The Annual General Meeting will be held at China Teatern, Berzelii Park 9, Stockholm at 1:00 p.m. (CET) on Thursday, April 10, 2003. Registration for the meeting begins at 11:30 a.m.

Notification of attendance, etc.

Shareholders who wish to attend the Annual General Meeting must be recorded in the register issued by VPC AB (the Swedish Securities Register Center) on Monday, March 31, 2003 and must notify the Company of their intention to participate and the number of persons who will accompany them (max. 2) not later 3:00 p.m. on Friday, April 4, 2003 in writing to FöreningsSparbanken, Company Secretary, SE-105 34 Stockholm, Sweden, by telephone +46 8 775 44 66, by fax +46 8 411 56 64 or via the Internet at www.foreningssparbanken.se/ir under the heading bolagsstämma (Annual General Meeting).

When notifying the Company, please indicate your name, personal/company registration number (for Swedish citizens or companies), address and telephone number. To vote by proxy, a duly signed and dated power of attorney must be submitted to the Bank prior to the meeting. If the power of attorney is issued by a legal entity, it must be accompanied by a certified registration certificate or other document attesting to the authority of the signatory. The power of attorney may be no more than one year old.

To be entitled to attend the meeting, shareholders whose shares are nominee-registered must request to have them temporarily re-entered in their own names in the shareholders register. The registration process, which normally takes several days, must be effected by Monday, March 31, 2003. Shareholders should therefore advise their nominees well in advance of this date.

Agenda

Matters which by law and the Articles of Association shall come before the Annual General Meeting include the presentation of the annual report of the Board of Directors and the President and the Auditors' report as well as the consolidated financial statements and the Auditors' report for the Group for the financial year 2002, the adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet, the disposition of the Bank's profit in accordance with the adopted balance sheet, the approval of the record date for the dividend, the discharge from liability of the members of the Board of Directors and the President for the period covered by the report, and the election of the Board of Directors and approval of their fees.

Among other matters will be two proposals from the Board of Directors. The first is to amend §§ 6 and 9 of the Articles of Association with respect to the Board and the Auditors and, as a consequence, includes certain amendments to § 11 on the agenda of the general meeting. The second proposal is to acquire the Bank's own shares in order to facilitate securities operations.

A list of the matters on the agenda for the Annual General Meeting will be included in the notice of the meeting, which is scheduled to be published on Thursday, March 6, 2003 in, among others, the dailies Dagens Nyheter and Svenska Dagbladet.

Dividend

The Board of Directors recommends that shareholders receive a dividend of SEK 5.50 per share. Tuesday, April 15, 2003 has been proposed as the record date for the right to the 2002 dividend. The last day for trading in the Bank's share with the right to the dividend is Thursday, April 10, 2003.

If the Annual General Meeting adopts the Board of Directors' recommendation, the dividend is expected to be paid by VPC on Tuesday, April 22, 2003.

Financial information 2003

FöreningsSparbanken's financial reports are preliminarily scheduled for release on the following dates:

Interim report January-March 2003	April 29
Interim report January-June 2003	August 22
Interim report January-September 2003	October 24

The Group's financial reports can be obtained at the nearest FöreningsSparbanken branch or can be accessed on the Bank's website at www.foreningssparbanken.se/ir.

While every care has been taken in the translation of this Annual Report, readers are reminded that the original Annual Report, signed by the Board of Directors, is in Swedish.

Highlights of 2002

- Operating profit for 2002 amounted to SEK 6,848 M (8,039).
- The return on equity was 11.2 percent (14.7).
- The Board of Directors recommends an unchanged dividend of SEK 5.50 per share.
- FöreningsSparbanken Privat, a service for customers who need professional financial advice, has been launched in 30 locations. Around 7,700 customers have signed up to date.
- The market share for new household deposits in Sweden preliminarily rose to 26 percent (17.6 percent for full-year 2001).
- The market share for new sales of savings products (deposits from household customers, mutual funds and unit-linked insurance from all customer categories, and retail and equity-linked bonds) rose from 15.6 percent preliminarily to 19.5 percent.
- Continued growth for Spintab's home mortgages. Lending rose by 9 percent, from SEK 228 billion to SEK 248 billion.
- FöreningsSparbanken acquired 33.3 percent of the shares in First Securities, one of Norway's leading brokerage houses.
- Hansabank successfully integrated its Lithuanian subsidiary LTB, now Hansa LTB. Hansabank's IT system was installed at Hansa LTB, now making Hansabank a pan-Baltic bank with a single IT system in all three Baltic states.
- FöreningsSparbanken acquired HSB Bank with 170,000 private customers, primarily mortgage savings and mortgage lending customers in the Stockholm area.
- FöreningsSparbanken's Swedish Internet bank had 1.3 million private customers at year-end, consolidating its position as the largest online bank in the country.
- During the year the ratings institute Moody's raised Hansabank's ratings for long- and short-term deposits from Baa1 and P-2 to A1 and P-1, respectively. Its funding rating was raised from A2 to A1.

Continued business development in a turbulent market

During the last year uncertainty has defined the state of global politics and the stock market. Nonetheless, FöreningsSparbanken, thanks to its strong local presence, has continued to develop its customer relationships and business operations, and this will again be the focus in 2003.

With the threat of war and terrorism, economic imbalances in the U.S., dramatic losses in IT and telecom stocks, and structural growth problems in major markets, uncertainty is a befitting word to describe the situation we find ourselves in. Uncertainty that obviously affects the Bank's customers and operations. Lower stock prices have greatly impacted many people's savings, and uncertainty in itself often makes them cautious in their banking business and other financial affairs. It is important in this context to stress that our strong local presence, with employees and branches throughout Sweden, ensures a commitment to our customers' everyday financial needs. We can offer them a better way to manage the threats and opportunities in today's unsettled climate.

What bright spots do we see? In Sweden, basic industry and much of the retail sector have faired relatively well. We have also seen that our customers, despite a jittery stock market, remain committed to saving on a regular basis and have shown a growing interest in saving in fixed income funds and traditional bank deposits. Because of these uncertain times, customers are seeking out more personal advice at our branches, and business customers are showing interest in cost-effective payment and service solutions, among other things.

I would also like to mention the Baltic states, where an important part of the Group's operations are located. Economic development in the region has been good, as reflected in the earnings of our subsidiary Hansabank.

Psychological factors are important

Banking and economics involve a great deal of psychology. Prospects of an upswing in the global economy in the year ahead will depend to a significant extent on how confident businesses and consumers are in the future. In Sweden, like the globally important U.S. market, it has been consumer spending that has been decisive in keeping the economy and businesses afloat. In the case of the U.S., tax reductions have stimulated household consumption. Japan's major problems continue into the new year, and growth prospects in Europe are still modest. As previously mentioned, the situation as a whole is nothing if not uncertain.

Our commitment to customers

As the bank with the most customers and the largest local presence through a widespread branch network, FöreningsSparbanken is a reflection of Swedish society. This creates great challenges and great responsibility.

Many customers have obviously been disappointed and concerned to see their savings shrink, sometimes dramatically, because of the stock market. Many business leaders are increasingly worried about opportunities in a globalized world with constant price pressure. Under such circumstances, it is especially important for us as a bank to stay close to customers and serve as an advisor, to increase activity in the market and raise quality in everything we do. Contact with our employees keeps customers informed of their financial situation and gives them a sense of security. Security is also an important competitive factor, and we, in our role as a universal bank and with our values deeply rooted back to 1820, have value-added to offer our customers.

Increased customer activity

During the last year the Bank's most important objective has been to raise customer satisfaction. An important way of doing so is to increase our level of activity with customers. This is why we are pleased that the number of meetings with customers rose substantially in 2002. Scheduled advisory meetings doubled, at the same time that more and more customers are using our Internet- and Telephonebank. In the regular surveys of customers' attitude towards the bank and its operation, we notice that customers have become more satisfied, in spite of the bearish stock market.

During the year we established special advisory offices in 30 locations around the country for high-volume customers, a concept called FöreningsSparbanken Privat.

Our highly competitive interest terms on salary and savings accounts are also a factor in customers' increa-



BIRGITTA JOHANSSON-HEDBERG
PRESIDENT AND CEO

singly positive view of us. The improved terms offered in 2002 have produced increased market shares for deposits.

Diversity and environmental thinking

FöreningsSparbanken's values make it a bank for everyone in the entire country. This is facilitated and reinforced by the valuable cooperation we have long maintained with independent savings banks and our partly owned banks. We were gratified during the year to have received so much attention for our work in areas with large immigrant populations such as Rosengård in Malmö, the Stockholm suburb of Rinkeby and Råslätt in Jönköping. We plan to expand this effort to other areas of the country as well.

Gender equality was a hot-button issue this past autumn, and I am happy that FöreningsSparbanken has ranked so well in the comparisons that have been conducted. We received a great deal of attention for our objective to reach gender equality on local bank boards. Despite our relative success in this area, there is still much to be done.

At FöreningsSparbanken, we also look at business opportunities and risks from an environmental perspective, and we maintain close contact with customers and others on environmental issues. This is part of our role in the community, but it is also a job I am convinced will eventually become an important factor for success in the market and for long-term profitability.

Intensified focus on growth

Another of our priorities is to grow our business and market position. A focus on priority customer groups and redistribution of the Group's resources to geographical growth areas are part of this work. During the year local banking operations in the Malmö, Gothenburg and Stockholm metropolitan areas were given special emphasis. Here as well, local branches and employees are decisive. In Gothenburg, for example, we opened new branches specifically for business customers, and in Stockholm we plan to increase our market presence by recruiting around 100 qualified personal and corporate financial advisors. The acquisition of HSB Bank, which has most of its private customers in the Stockholm area, also gives an important boost to our presence there.

Strong year for Hansabank

During the year Hansabank, in which FöreningsSparbanken has nearly a 60-percent interest, further strengthened its leading position in the Baltic market.

The integration of Lithuania's LTB, which was acquired in 2001, has been successful and resulted in lower costs and higher income. Operations in Estonia and Latvia have also developed positively. The business lending institute FIH in Denmark, in which FöreningsSparbanken owns nearly 70 percent through FI-Holding, also had a good year, consolidating its substantial growth from 2001.

Stable profit in an uncertain market

With the instability and uncertainty we all felt in 2002, it is gratifying that FöreningsSparbanken's underlying earnings capacity has remained stable. The stock market decline that affected Swedish investors had a similar impact on the Bank's brokerage revenues. Currency-related income declined as well. Net interest income, our largest source of income, rose by four percent, however, and the Bank's payment services also reported continued positive development. Altogether, the Group's total income decreased slightly.

The operations of Hansabank in the Baltic region and FIH in Denmark developed very well during the year and account for a growing share of the Bank's profit. On the other hand, SpareBank 1 Gruppen in Norway, in which FöreningsSparbanken owns 25 percent, reported a loss of over SEK 2.1 billion.

When there are limited opportunities to increase income, it becomes even more important to keep costs down. Even though profit was charged in 2002 with SEK 300 M for a personnel reduction program, the Bank's total expenses decreased.

A generous dividend

It is important that our shareholders receive a fair dividend. For 2002, the Board of Directors is recommending an unchanged dividend of SEK 5.50. Based on the Bank's share price at year-end, SEK 103, this represents a yield of 5.3 percent.

Outlook for 2003

2003 has begun with continued uncertainty over the threat of war and further terrorist actions. FöreningsSparbanken and its customers are obviously affected. The Bank's priorities in 2002 remain the same in 2003. They include increased customer satisfaction, a continued focus on our branches, growth with cost control, and competence development and good leadership. This will create stable development.

As a bank for everyone in Sweden, we face big challenges and opportunities. In retail banking, our priorities, in addition to competitive deposit terms, will be further growth in mortgages and payment services. Our Internet and telephone banks will also increase their customer activity.

In business banking, lending and payment services remain the core, but we have expanded to include online banking services for small businesses – such as e-payrolls, e-billing and e-bookkeeping – an important area where we are already the market leader.

Lastly, our priorities include further strengthening employee competence to meet ever-increasing customer demands. I am convinced that a dependable banking relationship is even more important for customers in such uncertain times. The work we do now will lay the foundation for the business we can expect when the economy eventually bounces back.

With our strong local presence, competitive products and competent employees, we have the foundation we need to succeed. I would like to take this opportunity to thank all my colleagues and our local boards for their great efforts during the year, which are the key to our customers' – and our own – success.

Stockholm, February 2003

Birgitta Johansson-Hedberg
President and CEO





Despite a sluggish banking market with falling stock prices and lower turnover on the world's stock exchanges, FöreningsSparbanken's income and expenses were largely in line with 2001. Operating profit was lower, however.

Financial summary



INTERVIEW WITH **NILS-FREDRIK NYBLAEUS**, DEPUTY PRESIDENT AND CHIEF FINANCIAL OFFICER

Despite a tough year for the stock market, income and expenses remain stable.
Yes, they are. Net interest income accounts for a large share of our income, so we are less dependent on the stock market in relative terms. At the same time our payment services are growing even stronger than in previous years and have partly compensated for the decrease in stock market-related income, such as brokerage commissions and asset management fees. Total income declined by 2 percent, however, while expenses decreased by 1 percent. You also have to remember that we took a charge of SEK 300 M for the personnel reduction program during the year. This will result in lower staff costs as early as 2003, though especially from 2004, when we will annually save just over SEK 200 M.

How was the Group's profit otherwise?
Net interest income rose by slightly over SEK 500 M, mainly thanks to strong sales of mortgage loans. In addition, lending by our Baltic subsidiary Hansabank continued to grow. On the other hand, our currency operations were not able to repeat last year's good earnings. And at the end of the year we had to write off the value of our shareholdings in OM and Marakanda by SEK 264 M and SEK 108 M, respectively. The operations of our minority owned Norwegian alliance partner SpareBank 1 Gruppen did not live up to expectations, either, leading to a charge against profit of SEK 564 M.

What are the biggest opportunities and threats in 2003?
There is great uncertainty about the economic development. An upswing or downturn in the economy will naturally have a major effect on the Group's profit and loss account in terms of income and loan losses. At the start of 2003 we have seen several positive macroeconomic signals such as a rising purchasing managers' index, but other factors such as the threat of war in the Middle East and a weak German economy make the market difficult to predict. Another important issue is how the stock market performs. A rebound would naturally raise our income, while a downturn would place additional pressure on it. The operations of Hansabank in the Baltic region remain very interesting. In contrast to the Swedish banking market, the Baltic is experiencing strong growth, which is expected to continue for the foreseeable future. In addition, profit should be helped by the previously mentioned personnel reduction program, which will generate savings of SEK 100 M, significantly improved results at SpareBank 1 Gruppen and hopefully the absence of any further write-offs.

Total income, SEK M



25,000
20,000
15,000
10,000
5,000
0
2000
2001
2002
Net interest income
Dividends received
Net commission income
Net profit on financial operations
Other income

Income per business area, SEK M



15,500
11,500
7,500
3,500
- 500
Retail Banking
Swedbank Markets
Asset Mgmt. & Insurance
International Banking
Treasury Mgmt.
Other
2001
2002

Income declined by two percent. Deposit and lending volumes, payments services, and Hansabank and FIH all contributed positively to income, while currency operations and stock market-related income declined.

Total expenses, SEK M


15,000
12,000
9,000
6,000
3,000
0
2000
2001
2002
Staff costs
Administrative expenses
Depreciation and write-offs

Expenses per business area, SEK M


10,000
8,000
6,000
4,000
2,000
0
Retail Banking
Swedbank Markets
Asset Mgmt. & Insurance
International Banking
Treasury Mgmt.
Other
2001
2002

In spite of expanding operations in the Baltic region and costs of SEK 300 M for the personnel reduction program in Sweden, the Group's expenses declined by 1 percent.

Operating profit, SEK M


10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002

Operating profit per business area, SEK M


6,000
5,000
4,000
3,000
2,000
1,000
0
- 1,000
Retail Banking
Swedbank Markets
Asset Mgmt. & Insurance
International Banking
Treasury Mgmt.
Other
2001
2002

Operating profit amounted to SEK 6,848 M (8,039). The share of the loss of the Norwegian operations and Marakanda, the write-off of the shareholding in OM, higher loan losses and expenses for the personnel reduction program reduced operating profit by approximately SEK 1,500 M.

Return on equity, percent


20
15
10
5
0
2000
2001
2002

Capital adequacy, percent


12
10
8
6
4
2
0
2000
2001
2002
Primary capital
Supplementary capital

The return on equity was 11.2 percent (14.7). Earnings per share amounted to SEK 7.87 (9.86).

The capital adequacy ratio was 10.8 percent (11.3) and the primary capital ratio was 7.1 percent (7.1).

FöreningsSparbanken in brief

FöreningsSparbanken is a universal bank. In other words, a bank with a full range of financial products and services that is open to everyone, regardless of customer category. The base of operations is the branch network in Sweden.



Norway
SpareBank 1 Gruppen
Finland
Aktia Sparbank
Sweden
Estonia
Hansapank
Latvia
Denmark
FIH
FIH
Lithuania

Vision

FöreningsSparbanken's vision is to be the leading bank for households and small and medium-size companies in the countries around the Baltic Sea. The vision, to be a "Bank of Opportunities", means creating valve-added and opportunities for customers, shareholders, employees and the local community.

Business concept

FöreningsSparbanken's business concept is to be the clear choice among banking alternatives for private individuals, companies, the agricultural sector, municipalities, county councils and organizations by offering a range of customized, easy-to-use financial services. Through its strong local presence, the Bank plays an active role in its communities and their business development.

Historical background

Today's FöreningsSparbanken is the result of a merger between Sparbanken Sverige and Föreningsbanken in 1997. Sparbanken Sverige, which was publicly listed in 1995, was in turn created through the merger of eleven of the largest regional savings banks in what was then Sparbankernas Bank. Föreningsbanken, which was the result of the merger of 12 regional cooperative banks to form Föreningsbankernas Bank, was publicly listed in 1994.

Independent savings banks and partly owned banks

There are 88 independent savings banks in Sweden today. FöreningsSparbanken has cooperation agreements with 86 of them, whereby they sell FöreningsSparbanken's services under a common yet locally adapted brand name, the copper coin. The savings banks account for about a fourth of total sales of FöreningsSparbanken's products.

The Group today

In addition to its Swedish operations, FöreningsSparbanken has majority-owned operations in Denmark through FIH and in the three Baltic states through Hansabank. In total there were 15,468 employees at year-end.

STRATEGY AND PRIORITIES IN 2003

1. Customer satisfaction

Satisfied customers are critical to the operations of the entire Group. In today's Swedish banking market, it is not so much a question of which bank customers choose as their combination of financial service providers. Customers have different needs and therefore demand different financial solutions. All our customers are offered very competitive basic offerings. Each customer can also utilize additional services to meet all their personal needs, thereby improving the chances that they will be

Lending
December 31, 2002



FIH
10 %
Hansabank
5 %
Swedish operations
85 %

Income
2002



FIH
5 %
Hansabank
13 %
Swedish operations
82 %

Branches
December 31, 2002



FIH
1 %
Hansabank
19 %
Swedish operations
80 %

No. of employees
December 31, 2002



FIH
1 %
Hansabank
37 %
Swedish operations
62 %

Organization



BOARD OF DIRECTORS
Internal Audit
PRESIDENT
Accounting, financial control, treasury
Financial risks
Credit
IT
HR and competence development
Information and investor relations
Branding
Operational risks
Savings bank alliances
BUSINESS AREAS
Saving
Lending
Payments
Swedbank Markets
RETAIL
Local banks
Telephone
Internet
INTERNATIONAL BANKING
FIH
Hansabank
Aktia Sparbank
SpareBank 1 Gruppen
SUPPORT FUNCTIONS
Support
IT
Other

The structure of the operational organization has been created based on the need for a simple, well-defined organization where opportunities for centralized control and follow-ups of Group concepts are combined with decentralized decision-making in the business operations. This is essential in order to maintain a customer focus and clear lines of responsibility within the Group.

satisfied. In the process, we strengthen our position as a bank for everyone.

2. Growth

Strong branch operations and closeness to customers are an important basis for growth. One of the priorities in the Swedish market is to strengthen the Bank's position in growth areas such as Stockholm and Gothenburg, where it is weaker in relative terms than the rest of the country. In 2003 the focus will be on personal financial advice, payment services and the business market.

3. Branches

Branches are the hub of FöreningsSparbanken's operations. Because of the number of branches it has and their geographical distribution, FöreningsSparbanken, together with the independent savings banks and partly owned banks, is Sweden's only nationwide bank. Personal interaction with customers builds confidence in us as a bank, especially in times of economic uncertainty. This is why it is important to have branches where customers can receive personal advice and service. Looking forward, FöreningsSparbanken will continue to prioritize its local presence through an extensive branch network.

4. Competence

FöreningsSparbanken's customers are constantly placing new and higher demands on their bank contacts. Advisory services at branches are growing in importance. Competence at the branch level is therefore being developed to better meet this demand. Initially 1,200 key personal financial advisors and 500 corporate advisors are being certified. By year-end 2003 another 600 employees will be licensed through SwedSec AB.

5. Cost efficiency

The Group's long-term objective is a cost-income ratio of 50 percent. For the full year 2002 the C/I ratio before loan losses was 63 percent. A number of measures have been taken to further improve efficiency, including a personnel reduction program for the Swedish operations begun during the year and a savings program for the Group's head office. These measures, along with more efficient work routines, will continue in 2003.

Five-year summary

Key ratios, the Group	2002	2001	2000	1999	1998
Profit					
Operating profit, SEK M	6,848	8,039	9,366	6,454	6,326
Investment margin, %	1.58	1.54	1.51	1.48	1.61
Interest margin, %	1.43	1.38	1.35	1.33	1.42
C/I ratio before loan losses	0.63	0.60	0.57	0.63	0.62
C/I ratio after loan losses	0.70	0.66	0.61	0.66	0.67
Return on equity, %	11.2	14.7	19.7	15.7	16.9
Return on total capital, %	0.69	0.82	1.04	0.83	0.91
Earnings per share, SEK	7.87	9.86	12.10	8.70	8.75
Earnings per share after dilution, SEK	7.86	9.85	12.08	8.70	8.75
Capital					
Capital adequacy ratio, %	10.8	11.3	10.8	10.4	11.6
Primary capital ratio, %	7.1	7.1	6.9	6.0	6.1
Credit quality					
Loan loss ratio, net, %	0.2	0.2	0.2	0.1	0.2
Share of doubtful claims, %	0.3	0.3	0.2	0.3	0.7
Provision ratio for individually identified doubtful claims, %	40	41	48	49	45
Total provision ratio for doubtful claims, %	134	103	105	85	49

Other data	2002	2001	2000	1999	1998
Private customers, millions	7.8	7.0	5.3	5.3	4.4
Business customers, thousands	400	370	320	308	230
Internet banking customers, thousands [1]	2,152	1,509	1,028	587	174
Telephone banking customers, thousands [1]	2,565	2,219	2,061	1,833	600
Other					
Number of employees	15,468	16,068	13,002	12,791	11,734
Number of branches	858	951	760	818	695
ATM's	2,029	1,932	1,636	1,466	1,137
Bn-store banking terminals	340	328	249	150	72

[1] Includes independent savings banks and jointly owned banks.

Banking analysts who cover FöreningsSparbanken's performance

Firm	Analyst	Firm	Analyst
ABG Securities	Sigmund Håland	HSBC	Jin-Wee Tan
Alfred Berg FK	Rodney Alfvén	ING	Sigrid Baas
Bank of America	Rahul Shah	JP Morgan	Jacob Kruse
BNP Paribas	Alexander Holcroft	Julius Baer Nordic	Rickard Alte
Carnegie	Magnus Andersson	Lehman Brothers	Fiona Swaffield
CAI Cheuvreux	Jonas Eriksson	Merrill Lynch	Denise Vergot-Holle
Conventum	Bengt Dahlström	Morgan Stanley	Amit Mehta
CSFB	Sarah-Jo Millan	Nordea Securities	Per Griberg
Deutsche Bank	Michael Gallagher	Schroder Salomon Smith-Barney	Ronit Ghose
Enskilda Securities	Thomas Johansson	Swedbank	Christian Brunlid
Evli	Juhana Virkkunen	UBS Warburg	Andreas Håkansson
Fox-Pitt Kelton	Garth Leder	West LB Panmure	Kim Bergoe
Goldman Sachs	Christoffer Malmer	Öhman FK	Tobias Hornberger
Handelsbanken	Mattias Kindstedt		

Operational profit and loss account SEK M	2002	2001	2000	1999	1998
Interest receivable	52,013	55,535	52,560	40,197	44,304
Interest payable	– 36,464	– 40,519	– 38,971	– 28,854	– 32,940
Net interest income	15,549	15,016	13,589	11,343	11,364
Dividends received	90	148	247	159	155
Commissions receivable	7,558	7,742	8,377	6,119	5,364
Commissions payable	– 1,794	– 1,670	– 1,593	– 1,216	– 1,084
Net commission income	5,764	6,072	6,784	4,903	4,280
Net profit on financial operations	441	1,110	1,694	579	827
Other operating income	1,157	1,063	1,689	2,087	2,684
TOTAL INCOME	**23,001**	**23,409**	**24,003**	**19,071**	**19,310**
General administrative expenses					
Staff costs	– 7,005	– 6,614	– 6,448	– 5,792	– 5,760
Other	– 5,279	– 5,873	– 6,000	– 5,556	– 5,598
Depreciation/amortization and write-downs of tangible and intangible fixed assets	– 1,414	– 1,407	– 1,271	– 798	– 668
TOTAL EXPENSES	**– 13,698**	**– 13,894**	**– 13,719**	**– 12,146**	**– 12,026**
PROFIT BEFORE LOAN LOSSES	**9,303**	**9,515**	**10,284**	**6,925**	**7,284**
Loan losses, net, and change in the value of property taken over	– 1,603	– 1,337	– 1,115	– 636	– 1,002
Write-down of financial fixed assets	– 264	– 10			
Share of profit/loss of associated companies	– 588	– 129	197	165	44
OPERATING PROFIT	**6,848**	**8,039**	**9,366**	**6,454**	**6,326**
Profit earned prior to acquisition					– 32
Appropriations	– 76	– 87	– 5	70	44
Taxes	– 1,983	– 2,123	– 2,476	– 1,904	– 1,719
Minority interest	– 637	– 625	– 501	– 28	
PROFIT FOR THE FINANCIAL YEAR	**4,152**	**5,204**	**6,384**	**4,592**	**4,619**

Balance sheet SEK M	2002	2001	2000	1999	1998
Loans to credit institutions	98,662	131,580	130,196	104,468	71,451
Loans to the public	703,397	662,236	629,737	569,408	516,909
Interest-bearing securities					
Treasury bills and other bills eligible for refinancing with central banks	15,885	22,922	29,145	28,019	37,022
Bonds and other interest-bearing securities	48,999	41,824	30,151	29,665	22,682
Shares and participating interests	6,561	7,699	11,330	11,728	9,214
Assets in insurance operations	32,242	42,614	45,505	39,645	18,784
Other assets	51,757	50,757	53,375	50,777	43,886
TOTAL ASSETS	**957,503**	**959,632**	**929,439**	**833,710**	**719,948**
Amounts owed to credit institutions	102,814	122,599	126,478	127,948	120,755
Deposits and borrowings from the public	263,419	247,190	247,438	210,537	190,355
Debt securities in issue	420,254	420,362	379,620	344,082	290,778
Liabilities in insurance operations	32,243	43,198	45,389	39,473	18,474
Other liabilities	72,516	57,196	66,201	55,311	45,994
Subordinated liabilities	27,655	31,604	29,359	25,352	24,754
Shareholders' equity	38,602	37,483	34,954	31,007	28,838
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**957,503**	**959,632**	**929,439**	**833,710**	**719,948**

Market shares in Sweden

Retail market

FöreningsSparbanken	Date of market shares	Market shares, percent 2002	2001	2000	1999	1998	Volumes, SEK billion 2002	2001	2000	1999	1998
Deposits, SEK	0209	25	25	27	28	29	124	116	111	117	119
Bank loans, SEK	0209	21	22	25	28	30	60	60	61	59	59
Mortgage financing	0209	35	35	36	36	37	234	222	203	192	182
Individual pension savings	0209	34	34	34	35	35	7	8	9	9	5
Retail market bonds	0212	19	19	23	18	24	9	8	11	15	23
Fund investments	0212	29	30	32	34	35	206	263	288	290	193
Unit-linked insurance *	0209	24	23	26	30	34	31	43	45	40	18
Bank cards (thousands)		u.s.	u.s.	u.s.	u.s.	u.s.	2,725	2,585	2,457	2,341	2,035
Credit/debit cards (thousands)		u.s.	u.s.	u.s.	u.s.	u.s.	440	411	415	422	265

Business market

FöreningsSparbanken	Date of market shares	Market shares, percent 2002	2001	2000	1999	1998	Volumes, SEK billion 2002	2001	2000	1999	1998
Bank deposits, SEK	0209	12	12	13	13	15	33	36	38	35	31
Bank loans, SEK	0209	18	19	22	24	25	94	99	97	95	91
Bank loans, foreign currency	0209	8	9	7	10	14	6	8	6	6	9
Mortgage financing	0212	22	21	21	20	20	106	102	102	103	105
Leasing via finance companies	0212	5	5	5	5	5	6	6	5	4	3
Installment purchases via finance companies	0212	15	15	15	15	16	9	8	7	6	5

Municipal market

FöreningsSparbanken	Date of market shares	Market shares, percent 2002	2001	2000	1999	1998	Volumes, SEK billion 2002	2001	2000	1999	1998
Bank deposits	0209	34	34	37	37	31	6	6	6	7	7
Bank loans	0209	15	17	20	26	28	5	6	6	8	8
Mortgage financing	0209	45	43	44	41	51	8	7	7	8	8
Municipal commercial paper	0212	36	31	19	22	35	2	1	1	1	1

* Market shares refer to new policies.

Sources: Statistics Sweden, SverIges Riksbank and the Swedish Insurance Association.

FöreningsSparbanken's market position in Sweden

SAVINGS AND INVESTMENTS

- 1st household deposits
- 1st mutual fund investments
- 1st individual pension savings
- 3rd unit-linked insurance (new policies)
- 1st premium pension savings
- 3rd-9th stock trading

SALARIES AND PAYMENTS

- 1st-2nd direct salary deposits
- 1st card clearance transactions
- 1st bank cards
- 1st-2nd giro payments

HOUSING

- 1st-2nd mortgage loans
- 1st-2nd real estate brokerage

MEETING PLACES

- 1st branches
- 1st Internet bank
- 1st telephone bank
- 1st ATM's

CORPORATE MARKET, 20-30 percent

- deposits
- lending
- installment financing and leasing



Owners and share data

Return on equity

The Group's objective is a return on equity that over the long term exceeds the weighted average for the banking groups Danske Bank, SEB, Handelsbanken, Nordea and Den Norske Bank.

Dividend

In the long term the dividend shall amount to at least 30 percent of profit after tax.

Dividend



SEK per share
6
5
4
3
2
1
0
1998
1999
2000
2001
2002 *
Payout ratio
53%
57%
45%
56%
70%
* Board proposal

Capital adequacy

The Group shall maintain a capital adequacy ratio of at least 10.5 percent, of which the primary capital ratio over the long term shall fall in the range of 6.5 to 7.5 percent.

Capital adequacy



Percent
12
10
8
6
4
2
0
1998
1999
2000
2001
2002
Primary capital
Supplementary capital

Other operational objectives

- ◇ Ensure that at least 40 percent of employees report being very satisfied.
- ◇ Ensure that at least 60 percent of customers report being very satisfied.
- ◇ Secure a market share for new savings of 22 percent in 2003.

No. of shareholders, December 31, 2002		
Size of holding	**No. of shares**	**No. of shareholders**
1–500	35,621,577	379,830
501–1,000	10,640,687	15,534
1,001–2,000	5,846,317	4,164
2,001–5,000	4,440,965	1,449
5,001–10,000	2,270,771	320
10,001–20,000	2,603,297	180
20,001–50,000	5,641,999	178
50,001–100,000	7,507,933	105
100,001–500,000	38,332,344	163
500,001–	414,902,953	131
Total	**527,808,843**	**402,054**
of which, nominee-registered	*381,854,033*	*18,590*

Shareholders, December 31, 2002 Percent of capital and voting rights	2002	2001
Savings bank foundations	21.0	20.8
Independent savings banks	7.2	6.3
Alecta	4.5	4.8
Robur funds	3.7	3.6
Farmers' cooperatives	3.2	3.2
Nordea funds	2.3	0.6
AMF Pension	2.2	1.7
AFA Försäkringar	2.1	1.7
SHB/SPP funds	2.0	1.4
SEB funds	1.8	1.3
Skandia	1.6	1.9
SPK	1.4	2.3
FSPA profit-sharing funds	1.4	1.4
Other Swedish institutional investors	13.9	9.9
General public	11.1	10.8
International investors	20.6	28.3
Total	**100.0**	**100.0**

Employee warrant program

During the spring of 2000 employees of FöreningsSparbanken and its wholly owned Group companies and the board members of the local banks were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 warrants that were subscribed for can be converted to an equal number of shares in 2005. The subscription price is SEK 187.

Shareholder categories
December 31, 2002



General public 11 % (11)
Savings bank foundations 21 % (21)
Farmers' cooperative 3 % (3)
Independent savings banks 7 % (6)
International investors 21 % (28)
Swedish institutional investors 37 % (31)

FöreningsSparbanken share performance compared with bank index and general index


SEK
250
200
150
100
50
1995
1996
1997
1998
1999
2000
2001
2002
FöreningsSparbanken
Affärsvärlden General Index
Veckans affärer Bank Index

The share

The FöreningsSparbanken share is listed on Stockholmsbörsen's (the Stockholm Stock Exchange's) A list of its most active stocks. It is traded under the symbol FSPA A.

Changes in subscribed capital

Year	Transaction	Par value per share, SEK	Price, %	Added no. of shares	Accumulated no. of shares	Subscribed capital, SEK M
1990					4,880,000	2,440
1990	New share issue	500	100	1,000,000	5,880,000	2,940
1991	New share issue	500	120	960,000	6,840,000	3,420
	New share issue	500	100	1,200,000	8,040,000	4,020
1992	Split 5:1	100		32,160,000	40,200,000	4,020
	New share issue	100	100	10,000,000	50,200,000	5,020
1993	Split 10:1	10		451,800,000	502,000,000	5,020
1994	New share issue	10	573	38,000,000	540,000,000	5,400
1995	New share issue/reduction	10	650/630 [1]	- 261,819,298	278,180,702	2,782
	Bonus issue	20			278,180,702	5,564
1996		20			278,180,702	5,564
1997	New share issue	20		72,717,269	350,897,971	7,018
1997	New share issue	20		974,591	351,872,562	7,037
1998		20			351,872,562	7,037
1999	Bonus issue 1:2	20		175,936,281	527,808,843	10,556
2000		20			527,808,843	10,556
2001		20			527,808,843	10,556
2002		20			527,808,843	10,556

[1] Prices are the result of the conversion of four different classes of preferred shares in the spring of 1995.

Data per share

SEK	2002	2001	2000	1999	1998
Earnings per share	7.87	9.86	12.10	8.70	8.75
Earnings per share after dilution [2]	7.86	9.85	12.08	8.70	8.75
Equity per share	73.13	71.02	66.22	58.75	54.64
Equity per share after dilution [2]	73.11	70.92	66.11	58.75	54.64
Net asset value per share	77.49	71.92	77.80	70.89	66.78
Net asset value per share after dilution [2]	77.47	71.83	77.67	70.89	66.78
Adjusted equity per share	73.16	71.12	66.28	58.75	54.91
Cash flow per share	- 67.87	32.22	- 5.35	18.67	25.96
Cash dividend per share	5.50 [1]	5.50	5.50	5.00	4.67
Share price at year-end	103.00	130.00	144.50	125.00	139.33
Yield, %	5.34	4.23	3.81	4.00	3.35
P/E	13.09	13.19	12.05	14.29	16.42
Price/equity per share, %	140.8	183	218	213	255

[1] According to Board of Directors' proposal.

[2] In 2005 a maximum of 8,008,100 shares could be added if employee warrants are fully converted.

Retail

Retail branches are the backbone of the Bank's operations. Customers consist of private individuals, businesses, the agricultural sector, organizations, municipalities and county councils.



INTERVIEW WITH **BIRGITTA JOHANSSON-HEDBERG**, PRESIDENT, CEO AND HEAD OF THE RETAIL BUSINESS AREA

How has the competitive situation changed in the last year?
Competition in the Swedish banking sector is tight. A market with both old and new players demands constantly improved offerings, which of course is positive from a customer standpoint. Several niche banks have decided, for example, not to build up branch or ATM networks. FöreningsSparbanken, on the other hand, feels that being close to customers is even more important now that stock prices have fallen so dramatically and a jittery market has forced customers to revaluate their personal finances. FöreningsSparbanken is the most accessible bank in Sweden with over 530 branches, and that helps to give us our competitive strength. Thanks to a number of improvements in our offerings and services, we have also raised our market shares, particularly in household deposits.

FöreningsSparbanken Privat had a successful start. What can customers expect in 2003?
The most important reason why the FöreningsSparbanken Privat service has gotten off to such a good start is the Bank's competent advisors, who help customers with their finances based on each person's situation. Advisors also have access to, and support from, the entire Group's competence. We will continue in 2003 to offer various banking and investment opportunities through FöreningsSparbanken Privat. The Bank will provide many more customers with advice on their overall finances, and offer various groups different products and services for their particular needs.

How will the Bank strengthen its presence in Stockholm and other large cities?
We are currently recruiting around a hundred advisors for the private and business market in Stockholm. In our telephone bank, resources have been reallocated to bolster sales in the Stockholm market. In addition, the acquisition of HSB Bank adds 170,000 new customers in Stockholm, Gothenburg and Malmö.

Why will FöreningsSparbanken succeed in attracting more medium-size companies?
A hundred internally recruited advisors will focus on developing business with current customers and contacting new ones. With the collective competence of the Group and a locally anchored branch network, the Bank will be able to provide competitive offerings for both categories.

What is needed from the branches for Förenings-Sparbanken to reach its objective in terms of market shares for new savings in 2003?
Customers are increasingly using the telephone and Internet for their day-to-day banking. This frees up time at branches to offer them advice and review their personal finances. Regular savings are important in this respect for customers' financial security in both the short and long term. We are also continuously working to improve the competence of our advisors. With more time and greater competence, our advisors can meet more of our current and new customers.

Satisfied customers are your stated objective. How did you do in 2002?
In many areas we did well during the year. Surveys taken last autumn show that customers who use FöreningsSparbanken as their main bank are more satisfied than those of any other major bank when it comes to savings and day-to-day transactions. We are proud of this, but we won't be completely satisfied until FöreningsSparbanken has the most satisfied customers in the Swedish banking market, and we still have a way to go. That's why our efforts to ensure more – and more satisfied customers – will continue. The most important part of this work is to make customers feel that the Bank truly cares about them and get them to contact us for a financial review. Even more emphasis will be devoted to this in the future.

What other important business objectives does Retail have?
Increased activity, which is also the way to achieve greater customer satisfaction, is an important objective, although the various product areas also have their own business goals, for example, in savings and card use. We also have separate objectives for the business and private markets.

Which objective would you most like to see met in a year when you look back at 2003?
Given a choice, I would like to be able to say that the Bank has reached its objective of having the most satisfied customers in the Swedish banking market and in doing so has continued to gain market share and surpassed its profit expectations.

RETAIL

The Retail business area is the Bank's sales organization in the Swedish market. It has overall responsibility for customer contacts with retail and business customers, regardless of whether they choose to interact with the Bank at branch offices, via the Internet, by telephone, at an ATM or in any other way. Retail includes 93 local banks divided into seven regions: North, Central, Stockholm, Southeast, West, Gothenburg and Bohuslän, and South, i.e. the entire branch network. Also included are the Internet bank, telephone bank and the business units Business Customers, Organizational Customers and Juristbyrån AB, as well as Forestry and Agricultural Customers, the Institute of Personal Finance and a number of business support units.

The goal at Retail is to build on the relationship between customers and the Bank. Retail provides various offerings with the market's best products and services based on customers' needs and expectations, together with the best accessibility through its branches and other channels.

FöreningsSparbanken's customers in Sweden

FöreningsSparbanken has the largest customer base of any Swedish bank in terms of private individuals, businesses, the agricultural sector, municipalities, county councils and organizations.

Through its large branch network and longstanding commitment to the local community, the Bank has built strong relationships with large sectors of Sweden's population, businesses and organizations. Together with independent savings banks and partly owned banks, FöreningsSparbanken has relationships with around 6.1 million private customers, most of Sweden's municipalities and county councils, and a large slice of the country's small and medium-size businesses and agricultural customers.

FöreningsSparbanken strives to be the banking choice for both businesses and the majority of people, and sees opportunities in all its customer groups.

Private individuals
- FSPA 4.4 million customers
- Partly owned banks 0.4 million customers
- Independent savings banks 1.3 million customers

Municipalities (289) County councils (21)
- FSPA 211 municipalities *
- Partly owned banks 20 municipalities
- Independent savings banks 93 municipalities
- FSPA 21 country councils

FöreningsSparbanken

Small and medium-size businesses
- FSPA 244,000 companies
- Partly owned banks 25,000 companies
- Independent savings banks 93,000 companies

Nationwide organizations
- Union, cooperative and religious organizations

Large companies

* Several municipalities are customers of FöreningsSparbanken as well as partly owned or independent savings banks.

Branches are the hub

Branches are the hub of FöreningsSparbanken's operations. The Bank has 538 branches around the country. Together with independent savings banks and partly owned banks, customers have access to a total of 858 branches, 1,067 ATM's, 77 cash deposit terminals and around 320 in-store banking terminals around the country.

Customers' use of services in the branch network has gradually changed in recent years. From having been a place where all types of banking business was transacted, from simple payments to qualified financial advice, branches have become a meeting place used more and more for advice and financial planning for individuals and businesses. One reason is that customers are increasingly demanding individual advice and a personal contact at their local branch. Another reason is that customers today have far greater opportunity to take care of simple transactions through electronic channels such as the telephone and Internet. For example, 39 percent of giro payments today are handled online, compared with 25 percent two years ago. For mutual fund purchases and redemptions, the corresponding figures are 29 and 22 percent.

How retail customers contact the Bank



Percent
35
30
25
20
15
10
5
0
Visit branch
ATM
Internet bank
Telephone bank self-service
Telephone bank personal assistance
Phone bank branch

In total, the branch network has around 5,000 employees, 1,200 of whom work full-time to assist customers with financial advice. Around 700 business advisors work in the same way with corporate customers. By continuously working to develop our branches and improve the competence of employees, we are meeting customers' growing demand for advisory services at the branch level.

Other meeting places

Apart from branches, more and more customers are choosing other meeting places, such as the Internet, telephone, ATM's, in-store banking and teller services

Number of Internet bank customers



Number
1,500,000
1,200,000
900,000
600,000
300,000
0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

at Sweden's post offices (in cooperation with Svensk Kassaservice). Through these complementary services, FöreningsSparbanken has become the most accessible bank in the Swedish market. A growing share of customers are using the Internet bank, which to some extent has replaced the telephone service.

FöreningsSparbanken has the largest Internet bank and largest telephone bank in Sweden. The number of customers who use the online service rose from 1,091,000 to 1,343,000. The pace of development at the Internet bank has been high, with many new products and services launched during the year. For example, a totally new interface was introduced that makes it much easier for customers to use the service. A growing number of customers are handling simple translations online. For example, 39 percent of giro payments, 29 percent of mutual fund purchases and redemptions and 31 percent of stock trades through local banks are done via the Internet.

During the year the telephone bank continued to add new customers and develop new service content.

The number of customers who use personal assistance rose to over 1.3 million during the year.

The number of telephone banking customers who use the self-service option rose to over two million and a total of 48 million calls were reported.

A bank for everyone - differentiated offerings

FöreningsSparbanken is a bank for everyone, with an ambition to meet the needs of one and all. In 2001 work was begun to better adapt the Bank's range of products and services to customers' various needs.

FöreningsSparbanken Privat is a service aimed at private customers with large investment assets. During the autumn of 2001 work began on creating special advisory units for these customers. This expansion continued in 2002 and at year-end 30 advisory offices were in place. The launch has progressed well. In total, slightly over 7,700 customers with an aggregate business volume of SEK 10 billion have signed up for the service.

Average number of products per retail customer



Number
4.0
3.9
3.8
3.7
3.6
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

An effort is also under way in the business market to develop more customized offerings.

The work to design differentiated offerings based on various customers' needs will continue in 2003.

BUSINESSES

FöreningsSparbanken is Sweden's largest business bank and works with a third of the country's small and medium-size companies. These companies are a priority group for the Bank and in 2002 business development for small and medium-size businesses was intensified. This work will continue in 2003 in order to bolster business marketing efforts and strengthen the Bank's position as a clear alternative for small and medium-size companies.

FöreningsSparbanken's strength as a business bank lies in our extensive presence and strong commitment. Our work with business customers is based on differentiated offerings and an approach that focuses on each customer's needs, systematic processing, extensive relationships with networks and opinion makers, and continuous follow-ups and persistence.

In FöreningsSparbanken's development process, two of the key issues are understanding the needs of business customers and professionalism. Our small and medium-size corporate customers have different needs and therefore require different products and services.

Number of products per business customer



Number
4.4
4.2
4.0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

Competence

The competence of our corporate advisors is a decisive factor if we are to remain a competent, professional partner for small and medium-size businesses. All employees at the Bank's branches were therefore assigned a clearly defined role in 2002. The role of business advisor is tied to the type of customers each is responsible for. A large number of advisors will be certified in 2003.

Occupational pensions

An important part of FöreningsSparbanken's offering for small and medium-size companies consists of occupational and small business pensions. The Bank has a highly competitive offering in an area with great potential.

E-bookkeeping

To help customers who want to improve their administrative efficiency so that they can spend more time on their core business and take advantage of opportunities, FöreningsSparbanken in 2002 became the first bank in the country to develop an electronic bookkeeping service that is integrated with each customer's online bank account. E-bookkeeping will be launched in 2003.

Entrepreneurial award

Since 1986 FöreningsSparbanken has arranged an annual entrepreneur competition, "Gnosjöare of the Year," together with Gnosjö municipality. Entrepreneurs from around the country compete. Stig Engström, president of Engcon AB in Strömsund, was the winner in 2002. The competition is an important part of our long-term commitment to the local community and local business.

FORESTRY AND AGRICULTURE

There are several different avenues of development and types of businesses in the forestry and agricultural sectors. One group consists of large, efficient producers whose goal is to competitively supply the market. These companies account for a large – and growing – share of production. Their managements need a partner to discuss business finances and opportunities with, and they need professional advice and service. Another group consists of the many part-time and hobby farmers, many of whom have separate businesses or occupations, for example, in tourism, trucking and contracting. Both groups are important to the Bank, despite different needs and wants when it comes to banking services.

The structural transformation in Sweden's forestry and agricultural sectors has led to substantial investments in recent years. Buildings have been renovated, land has been purchased and machinery has been modernized. New forms of cooperation have been developed as well. Together with independent savings banks and partly owned banks, FöreningsSparbanken has accounted for a significant share of the financing for these investments.

The approximately 200 agricultural specialists at FöreningsSparbanken, independent savings banks and partly owned banks are an important resource for our customers in this sector. These specialists play a major part in helping the Bank retain its place as the market leader. The Bank's Agricultural Council, a separate contact for forestry and agricultural issues, is comprised of individuals active in the field who understand its conditions and opportunities.

MUNICIPALITIES AND COUNTY COUNCILS

FöreningsSparbanken is the leading provider of financial services for Sweden's municipalities and county councils. Its ability to offer comprehensive solutions for all the financial needs of the municipal market is an important reason for this. FöreningsSparbanken's offering includes financial products and services as well as a commitment to the growth and future of each community and local market. An important step in the development of Sweden's 24/7 agency for networked public administration and the digitalization of municipalities' and county councils' operations was taken when secure Internet identification became possible through BankID. With this product, FöreningsSparbanken helps the municipal sector to enhance service and efficiency. Cooperations in various forms with municipalities are an important part of the Bank's efforts to promote development in local communities and their business sectors.

ORGANIZATIONS

The Bank continues to hold a strong position among Swedish organizations, maintaining good contact with unions, religious groups, sports clubs and other nonprofits both locally and centrally. Relations with Sweden's leading condominium organizations have been strengthened as well, particularly after the Bank's acquisition of HSB Bank. Business relationships with state agencies and companies are also an area where the Bank has improved its position. Many of Sweden's national organizations use the Bank's various payment services. Loans for union members remain a strong product, and volumes are steady.

As access to PC's and the Internet has grown, the Bank's IT training offered in cooperation with various organizations has led to a number of agreements, including with the Swedish Pensioners' National Organization (PRO).

The 10 most popular products among retail customers

1. Transaction accounts
2. Cards
3. Robur funds
4. Savings accounts
5. Giro payments
6. Savings account "Miljonkonto"
7. Safe deposit boxes
8. Internet payments
9. Individual pension savings
10. Spintab mortgage loans

The 10 most popular products among business customers

1. Transaction accounts
2. Bank giro
3. Internet payments
4. Bank cards
5. Overdraft facilities
6. Robur funds
7. Safe deposit boxes
8. BG Direct
9. Spintab mortgage loans
10. Savings accounts

Savings



All of FöreningsSparbanken's offerings in the Swedish savings market have been brought together in the Savings business area. Despite difficult market conditions in 2002, the business area successfully managed to regain market share.

INTERVIEW WITH ANDERS EK, HEAD OF THE SAVINGS BUSINESS AREA

It was another down year for the stock market, with prices again falling. How have customers reacted and how have you acted?
The bearish stock market has clearly impacted our customers and where they invest. During the year fixed income products attracted customers, while equity funds saw considerably lower contributions. We have also seen a growing interest in fixed income investments in the form of traditional savings deposits. Our role in a situation like this is the same as always, to offer personal advice. Through the local branches of FöreningsSparbanken and the independent savings banks, we have a great opportunity to meet our customers and discuss savings for their specific needs. We worked a lot with this during the year.

What would you say to the fund investors whose confidence in the stock market has been affected?
I believe that many people have been greatly troubled by the corporate scandals in the U.S. and that confidence in the mutual fund industry and the stock market as an investment has been affected by the turbulence in recent years. In times like these, it is important to have confidence in your bank and fund manager. I encourage everyone to contact their advisor to review their personal situation. I am confident that FöreningsSparbanken and Robur have a good reputation, in part thanks to our stability and size. I hope and believe we will be able to maintain this reputation in the future.

A number of measures have been taken to improve fund management performance. How well have you done?
One of our most important objectives in 2002 was to improve our performance. If you look at our Swedish funds, as well as some of our industry-specific funds, I feel that we can be reasonably satisfied with our returns. I can't fully say that about our international funds, however. Our long-term objective is to have all our funds beat their indexes, and we aren't there yet.

Does Robur have the right number of funds – and the right mix? Do you reevaluate the range of funds you offer?
FöreningsSparbanken has a very competitive offering in the savings area. Depending on their risk profile and personal circumstances, customers can find products in everything from fixed income, blend and equity funds to a large range of pension, insurance and change of generation solutions. Even though we are satisfied with our product range, we constantly adjust it to meet our customers' wishes. Guaranteed income products, for example, are an area we are currently looking at.

The mutual fund market is facing cost pressures and there are still a lot of fund managers. Do you expect a consolidation in the years ahead?
Yes, I believe that the fund market will undergo a change in the years to come. Today there are a large number of management firms, and given the conditions we are seeing in the market I am certain all of them won't stay profitable in the long term. I also expect to see a greater internationalization of the market.

What objectives does the Savings business area have in 2003?
We will continue to improve our offering. In deposits, this means further customizing and reassessing our terms. In funds and asset management, we will continue to adjust and improve our investment process in order to deliver results we and our customers can be satisfied with.

The goal is that through these changes we can achieve our vision of being the leading investment company in the Swedish market.

Which question would you like to answer in a year when you look back at 2003?
I hope to be able to say that our customers are satisfied with their year with us thanks to calmer market conditions, competitive product offerings and individualized advice.

SAVINGS

The Savings business area comprises FöreningsSparbanken's entire range of offerings for the savings and investment market. This includes bank deposits, fund and asset management, and pension and insurance products.

The overall strategy of the business area is to offer the Bank's customers savings solutions that provide them greater financial security and freedom.

OPERATING ENVIRONMENT AND MARKET DEVELOPMENT

Stock markets 2002

In 2002 stocks again declined in Sweden and internationally. At the point indexes hit their lows, in the second week in October, Stockholmsbörsen had dropped nearly 70 percent from its peak in March 2000. For the year prices were down 37 percent, making 2002 the stock market's worst year since 1931.

There are several reasons for continued weakness in the stock market. Problems with overcapacity and weak demand in the IT sector persisted and led to financial problems and capital shortages for many companies. One example was Ericsson's new share issue. Despite a slight improvement in the global economy last year compared with 2001, the pace of recovery was weaker than expected. This, along with further terrorist actions and the threat of war in Iraq, weighed heavily on the markets. Confidence in stocks was also shaken by the accounting scandals at Enron and WorldCom, among others. Lastly, some stock markets, not least the Swedish, were affected by the large stock sales by insurance companies, which, due to slumping stock prices, were at risk of falling below their required solvency ratios.

The stocks that managed best were in non-cyclical sectors such as consumer goods and energy. Continued problems in the IT sector again made the industry one of the biggest losers.

Among the biggest deals of the year were Pfizer's acquisition of Pharmacia and the merger between Telia and Sonera, which was finalized in December. Its new share began trading on Stockholmsbörsen and by a slight margin became the most heavily weighted stock in the Swedish index, just ahead of H&M.

Fixed income markets 2002

In 2002 the fixed income market to a great extent reflected developments in the stock market. During the first half year, when stocks were stable and macroeconomic data pointed to a modest upturn, long-term interest rates rose and the market expected substantial interest rate hikes, particularly in the U.S. The Swedish Riksbank raised its repo rate by a total of 50 basis points owing to the global recovery and concerns about domestic price pressure and future wage increases.

During the summer and early autumn, in the aftermath of the accounting scandals in the U.S. and substantial shift among investors from stocks to fixed income investments, long-term interest rates fell to historically low levels. Uncertainty about the Middle East reinforced the negative sentiment and lowered growth expectations for 2003.

In early November the U.S. Federal Reserve lowered its discount rate by 50 percentage points and indicated that it was its last rate cut. In Europe, the ECB followed with a rate cut of its own, and the Riksbank cut its repo rate by 50 basis points. Both the ECB and Riksbank toned down the inflation threat while underscoring weaker global economic development.

In 2002 the Swedish 10-year bond rate fell by 0.65 percentage points to 4.70. The corresponding European rate fell by 0.85 percentage points to 4.20 percent, while the U.S. ten-year rate dropped by 1.30 percentage points to 3.80 percent.

The investors' choice

Weakness in the stock market affected investors' choice of savings alternatives during the year. During the first two quarters there was a clear shift toward direct investments in funds, with an emphasis away from equity to fixed income. During the third quarter this trend spread to insurance savings. After a recovery in the stock market in the fourth quarter, investors regained some of their confidence in stocks.

As in the previous year the total savings deposit market grew substantially in 2002. Market growth was due in large part to an overflow from stock-related investments. Total contributions to the fund market in 2002 corresponded to the flow in 2001, due in part to stable inflows from contractual and premium pension contributions.

PRODUCTS AND SERVICES

The Savings business area offers savings in bank accounts and mutual funds for private investors, institutional customers and businesses. Fund investments are offered through direct fund investments, individual pension savings, insurance solutions (including contractual pensions) and premium pensions.

Robur's investment philosophy stresses active asset management through a well-structured fundamental analysis, with the aim of outperforming comparative indexes.

Savings deposits

FöreningsSparbanken offers very competitive deposit accounts, including one of the market's best salary accounts, a high-rate e-savings account and individual solutions. It is also the only major bank to have eliminated all withdrawal fees. In addition, the Bank offers specialized products, such as fixed interest rate savings and euro savings. The product range is continually modified to satisfy customers and meet the demand for new products.

In 2002 FöreningsSparbanken raised its market share for new deposits from 17.6 percent to preliminarily 26 percent. The single most important reason was the successful introduction of the e-savings account in late 2001. This has resulted in essentially an unchanged overall market share in a market that is undergoing relatively substantial growth.

Market shares, household deposits
September 30, 2002



Other
12 %
Förenings-
Sparbanken
25 %
Nordea,
Postgirot
20 %
Independent and
partly owned
savings banks
14 %
SHB
16 %
SEB
13 %

Fund and asset management

Robur currently offers 81 different funds. During the year it launched two new funds, an equity fund and a fixed income fund. In October it introduced a socially responsible fund, Global Mega, which invests internationally in companies that meet Robur's ethical guidelines. A month later the Real Interest Rate Fund was launched, which invests primarily in real interest rate bonds issued by the Kingdom of Sweden. Its aim is to offer customers an investment alternative with an inflation-protected return. During the year four funds were merged into two. Equity Invest was merged into Capital Invest, while Savings Invest and the Sweden Fund were combined into a new Sweden Fund.

During the year 42 percent of Robur's equity funds matched or outperformed their comparative indexes; the corresponding figure in 2001 was 37 percent. The highest relative returns were in industry-specific funds: the Forestry Fund, Real Invest and the Commodity Fund.

In institutional asset management, where FöreningsSparbanken provides equity and fixed income management for municipalities, county councils, organizations, private foundations and large private companies, assets under management amounted to SEK 31.4 billion as of December 31.

Market shares, total assets
Swedish fund management companies, December 31, 2002



Other
20 %
Robur
29 %
Länsförsäkringar/
Wasa
4 %
Nordea
18 %
SEB
17 %
SHB
12 %

Pension and insurance

Pension savings at FöreningsSparbanken is focused primarily on endowment insurance and the contractual pension market, while in private pension savings it has put its emphasis on Individual Pension Savings, IPS. Together with independent savings banks and partly owned banks, FöreningsSparbanken manages approximately 50 percent of all IPS savings, which gives it a market share for total private pension savings of approximately 15 percent. In unit-linked insurance, Robur Försäkring has a market share of approximately 18 percent.

During the year Robur established a collaboration with the insurance company Pinnacle. Robur offers risk products from Pinnacle, including healthcare, casualty and individual life insurance. The reason for the cooperation is to be able to offer complete occupational pension solutions for the business segment.

Market shares for new unit-linked insurance
September 30, 2002



Other
13 %
Förenings-
Sparbanken 18 %
Skandia Link
28 %
SEB/Trygg Liv
19 %
Nordea
7 %
SHB Fond
15 %

SALES CHANNELS

The Savings business area's products are offered by FöreningsSparbanken's local branches, independent savings banks and partly owned banks. The cooperation with the local banks within FöreningsSparbanken and independent and partly owned savings banks is critical to success in every customer segment.

Outside Sweden, cooperations have been established with Aktia Sparbank in Finland and Sparebank 1 Gruppen in Norway. In addition, funds are distributed through Hansabank in the Baltic states and FöreningsSparbanken Luxembourg.

Market data Savings business area 2002

Net fund contributions	SEK 9.7 billion
Market share, new fund contributions	17 percent
Assets under management, Robur	SEK 206 billion
Market share, assets under management	28.9 percent
Market share, new unit-linked contributions as of September 30, 2002	18.1 percent
Assets under management, unit-linked insurance	SEK 30.8 billion

Robur five-year summary

SEK M	2002	2001	2000	1999	1998
Income	1,330	1,524	1,740	1,237	949
Expenses	- 594	- 655	- 607	- 447	- 298
Operating profit	736	869	1,133	790	651
SEK bn					
Total assets	35	46	48	41	19
Assets under management	206	266	288	291	193
Shareholders' equity, SEK M	2,326	2,087	1,817	n/a	n/a
Number of employees	282	283	263	270	144



Lending



FöreningsSparbanken's Swedish lending operations have been brought together in the Lending business area. Coordination creates a complete and competitive product range as well as efficient management of the Bank's lending business.

INTERVIEW WITH **MIKAEL INGLANDER**, HEAD OF THE LENDING BUSINESS AREA

How would you characterize the Swedish lending market in 2002 – as a whole and for FöreningsSparbanken?
The lending market was affected by the year's overall uncertainty and weak economic development. In spite of this, loan demand in Sweden continued to rise significantly. Interest rate fluctuations over the course of the year have added to the uncertainty, however. This has obviously affected customers. We have noted, for example, that demand for bank loans decreased during the year. The trend is toward more customers shifting the balances of their second mortgages to their first mortgages and tying in interest rates for longer periods. For example, the share of loans with short interest fixing periods has declined to approximately 35 percent of the loan portfolio at year-end. Even under these economic conditions, we managed to consolidate our positions and in certain cases raise our market shares. Perhaps the clearest example is mortgage loans, which increased by as much as SEK 26.6 billion at Spintab. On an annual basis, that was our largest gain ever.

What were some of the most important things that happened for the Lending business area in 2002?
We continued to develop and refine our business model, which stresses working locally, close to customer. The basic idea is to provide support for customer advisors, for example, by ensuring that practical routines and support systems work without a hitch. One notable event during the year was the ISO 9001 quality certification of the entire Lending business area. This gives us a uniform framework for future improvements, which is a help when we have to quickly pick up on and adapt our offerings to customers' changing needs.

What are the business area's biggest competitive advantages today?
Our ability to offer turnkey concepts for both private customers and businesses is perhaps our biggest strength. We have the right credit solutions for every need. This applies to purchases and investments by companies or consumer demand for loans for consumption, housing or durable goods. The Bank can also offer more contact points than anyone else in the market. Together with independent savings banks and partly owned banks, we have nearly as many branches as our competitors combined. And through our telephone and Internet banks, we have increased our accessibility even more.

What does the acquisition of HSB Bank mean for FöreningsSparbanken?
HSB Bank has become strong in metropolitan areas and growth markets through a good concept and by using online sales and customer contacts. Thanks to its expansion in mortgage lending, and the condominium segment in particular, we have strengthened the bank's position as a financial player with an increased presence in important markets.

Are any new efforts being made to further strengthen and develop operations?
Competence development for employees was accelerated during the year. One of the target groups is our local customer advisors, who are the key to our sales work. The program has involved several thousand employees and focused on areas such as business and product competence. We also offer training for customers, such as the Homebuyer School for people who are planning to buy a home. We also arrange special training for professional property owners. And we have further improved our credit analysis. A credit scoring system has been implemented to raise efficiency in analyzing loans requests from private individuals. It has made the process easier for us and means we can more quickly give customers a decision.

What is the outlook for 2003?
The situation reminds me a lot of just before the start of 2002. Uncertainty in the market remains high and a number of indicators show that the recovery may have to wait. If the Swedes vote yes to joining EMU in the national referendum this autumn, we will face tough demands to adapt our internal routines and credit system to the introduction of the euro. In the lending area, we hope to consolidate our position and enhance our product range in order to offer greater benefit to customers.

LENDING

Operations

The business area comprises the Group's entire Swedish lending operations, including bank loans from FöreningsSparbanken and HSB Bank, lending from FöreningsSparbanken Finans, Spintab and its subsidiary FöreningsSparbanken Jordbrukskredit and Kundinkasso Aktiebolag.

Lending by customer segment
Group excl. FIH and Hansabank

SEK M	Lending 12/31/02	Change 2002	Change 2002, %
Households	298,187	23,199	8.4
Real estate management	124,352	7,422	6.3
Businesses	136,101	– 2,311	– 1.7
Municipalities	13,656	643	4.9
TOTAL	**572,296**	**28,953**	**5.3**

Sales

Total lending in the business area amounted to SEK 572 billion in 2002, an increase of 5.3 percent compared with 2001. Efficiency improvements in the private segment have made more time available for sales and customer contacts. Another reason for the higher volumes is that the business area was able to better tailor loans to various customer needs. In 2002 a number of different loan-oriented marketing activities produced good sales results. Auto loans and interest rate caps on private mortgages were especially popular with customers.

Bank loans for businesses were weak in 2002, owing in large part to poor economic conditions. During the year many companies reassessed their debt situation and portfolios and in doing so reduced their loans.

Loans by the Bank to household customers also decreased during the year, as a growing number of people took advantage of higher housing prices to transfer portions of their second mortgages into their first mortgages.

Business lending
Group excl. FIH and Hansabank

SEK M	Lending 12/31/02	Change 2002	Change 2002, %
Real estate management	124,352	7,422	6.35
Retail, hotels, restaurants	15,583	– 512	– 3.18
Construction	8,509	– 383	– 4.31
Manufacturing	14,721	390	2.72
Transportation	6,582	270	4.28
Forestry and agriculture	30,115	2,730	9.97
Other service businesses	16,123	2,742	20.49
Other business loans	44,468	– 7,548	– 14.51
TOTAL	**260,453**	**5,111**	**2.0**

Priorities 2003

In 2003 greater attention will be placed on select markets, with the biggest growth expected in large cities and college towns. The business area intends to especially focus on the Stockholm market. The cooperation with local banks will be further developed and more marketing resources will be devoted to the important housing market. A number of new challenges face us that can or will impact our operations. They include:

- Draft of new capital adequacy rules, Basel II.
- New international accounting rules, including IAS 39.
- Swedish referendum on EMU.
- Draft bill on covered bonds.
- Draft of new European consumer credit directive.

One internal project especially relevant right now is EMU harmonization. This work is coordinated through a comprehensive project in the FöreningsSparbanken Group. Each business unit is responsible for its own projects, however, which in Lending's case mainly involves a harmonization of technical systems.

Market shares, mortgage institutions in Sweden
September 30, 2002 (December 31, 2001)


Other
2 % (2)
SBAB
13 % (12)
Spintab
30 % (30)
Nordea Hypotek
16 % (15)
SEB Bolån
11 % (10)
Stadshypotek
(incl. Handelbanken
Hypotek) 28 % (31)

Spintab

Spintab is a wholly owned subsidiary of FöreningsSparbanken. The Spintab Group, which comprises AB Spintab and FöreningsSparbanken Jordbrukskredit AB, is the mortgage institution of FöreningsSparbanken, independent savings banks and partly owned banks for the long-term financing of residential housing, municipalities and municipal property holdings, and agricultural and forestry properties.

Spintab is a leader in Sweden in residential mortgage financing. In 2002 its lending rose by SEK 27 billion to SEK 368 billion, a substantial increase compared with the previous year. The company's products and services are sold through the branch network of FöreningsSparbanken, independent savings banks and partly owned banks, which provides a local base for personal meetings at a total of 858 branches. In addition, sales are handled through the telephone and Internet banks.

Spintab's loan portfolio is well diversified, with a good geographic spread across the country. Operations are distinguished by a low exposure to credit risks. Spintab grants loans to solvent borrowers against collateral in the form of real estate or individual condominiums as well as directly to communities and municipalities. The large part of Spintab's operations involves single-family home financing. Approximately 60 percent of the total loan portfolio consists of such mortgages. In this market, loan losses are relatively limited. Spintab normally grants loans for up to 75 percent of a property's estimated long-term market value.

Spintab five-year summary					
SEK M	2002	2001	2000	1999	1998
Income	4,114	3,846	3,578	3,412	3,384
Expenses	– 146	– 165	– 216	– 293	– 334
Operating profit before loan losses	3,968	3,681	3,362	3,119	3,050
Loan losses	– 129	– 194	– 246	– 218	– 360
Operating profit	3,839	3,487	3,116	2,901	2,690
SEK billion					
Total assets	379	348	332	332	317
Loans to the public	368	341	321	308	296
Shareholders' equity	16,251	16,245	16,224	16,206	16,192
Interest margin, %	1.0	1.0	0.9	0.9	0.9
Return on equity, %	15.9	14.5	13.1	12.3	11.6
Number of employees	20	26 *	136	162	197

* approximately 110 employees were transferred to the Bank's lending business area

Jordbrukskredit

FöreningsSparbanken Jordbrukskredit AB, a wholly owned subsidiary of Spintab and an integral part of its operations, has responsibility for fixed rate loans to the agricultural and forestry sectors. The sales network is important to Jordbrukskredit's continued expansion and long-term profitability. In these two sectors, Jordbrukskredit's many local specialists are a strong competitive advantage. Moreover, the branch network provides a geographical diversification far superior to that of the competition. Loan demand in the agricultural and forestry sectors has developed strongly in recent years, largely as a result of a structural transformation that is leading to larger, more mechanized producers. In 2002 lending rose by SEK 2.6 billion to a total of SEK 21 billion, an increase of 14 percent. Jordbrukskredit has raised its market shares and consolidated its position as the market leader in its segment.

FöreningsSparbanken Jordbrukskredit five-year summary					
SEK M	2002	2001	2000	1999	1998
Income	256	214	160	162	123
Expenses	– 4	– 9	– 12	– 14	– 12
Operating profit before loan losses	252	205	148	148	111
Loan losses	– 2	– 3	– 2	0	– 2
Operating profit	250	202	146	148	109
SEK billion					
Total assets	21	19	16	17	10
Loans to the public	21	18	16	14	10
Shareholders' equity	1,319	1,119	1,007	807	607
Interest margin, %	1.1	1.1	0.9	1.1	1.2
Return on equity, %	13.6	13.0	10.7	13.2	12.9
Number of employees	1	6	8	8	8

FöreningsSparbanken Finans

FöreningsSparbanken Finans is a wholly owned subsidiary of FöreningsSparbanken specializing in finance company products. FöreningsSparbanken Finans and its subsidiary, ML Rental AB, manage approximately 70,000 contracts. Its total lending volume as of December 31, 2002 amounted to SEK 15.5 billion.

The Banking business area works in integrated fashion with the bank branches, where transactions are arranged through local networks and close contacts with customers. During the year finance company products were further integrated with the rest of the Bank's product range, which is decisive to FöreningsSparbanken Finans' continued development. Furthermore, FöreningsSparbanken, independent savings banks and partly owned banks have actively participated in product development and marketing and thereby further increased their business volume, which now accounts for approximately half the total sales volume in FöreningsSparbanken Finans.

The Corporate business area cooperates directly with leading suppliers and retailers in select industries. The strength of this cooperation lies in the industry expertise of these partners. Sales in the business area are divided among four units: Heavy Equipment, IT & Communication, Fleet Management/AutoPlan and Consumers (primarily financing of boats, recreation vehicles and cars).

FöreningsSparbanken Finans' overall market share is approximately 7 percent. In total, sales rose by 10 percent compared with the previous year. In the segments where FöreningsSparbanken Finans is active, market development remains positive. Fleet Management/-AutoPlan has been especially successful and is now one of the largest players in the market, with a volume increase of 16 percent compared with the previous year and a market share of approximately 25 percent.

FöreningsSparbanken Finans five-year summary					
SEK M	2002	2001	2000	1999	1998
Income	491	432	379	398	310
Expenses	– 155	– 146	– 109	– 131	– 131
Operating profit before loan losses	336	286	270	267	179
Loan losses	1	3	12	3	13
Operating profit	337	289	282	270	192
SEK billion					
Total assets	16	14	12	10	9
Loans to the public	16	13	11	10	8
Shareholders' equity	2,123	1,901	1,578	1,404	1,218
Return on equity, %	12.1	12.0	13.7	15.6	13.1
Number of employees	91	89 *	124	129	128

* approximately 40 employees were transferred to the Bank's lending business area.

Kundinkasso Aktiebolag K.I.A.B.

Kundinkasso is a wholly owned subsidiary of FöreningsSparbanken and one of Sweden's largest collection agencies, offering a complete range of billing and collection services to FöreningsSparbanken, independent savings banks, partly owned banks and outside customers. The strength of Kundinkasso's operations lies in its well-developed systems and routines. Each customer has a personal account manager, which ensures that every case is handled efficiently. In 2002 income amounted to SEK 330 million, an increase of 15 percent compared with the previous year. The most important reason is that the share of recovered funds increased, in part through more efficient reviews and management of the loan portfolio.

Kundinkasso Aktiebolag K.I.A.B. five-year summary

SEK M	2002	2001	2000	1999	1998
Income	330	288	277	234	199
Expenses	– 29	– 31	– 29	– 27	– 26
Operating profit	301	257	248	207	173
Total assets	18	19	20	18	18
Shareholders' equity	10	10	10	10	10
Number of employees	34	35	36	37	35



Payments

The Bank's offerings for the Swedish payment market have been brought together in the Payments business area, which offers a complete range of card and payment services for individuals and businesses.



INTERVIEW WITH **KJELL HEDMAN**, HEAD OF THE PAYMENTS BUSINESS AREA

The card area continued to grow during the year. What is driving this growth?
The interest of consumers and retailers in fast, secure payment solutions is the driving force behind card use. We are seeing that customers are paying for more of their purchases by card and that the amounts are lower. Together with retailers, we have developed good solutions to ensure quick processing of card transactions. For example, it has become much more common for purchasers to identify themselves with a code rather than a signature or photo ID. Customers find this more convenient and therefore prefer card payments to cash payments. The ability to withdraw up to 2,000 kronor in cash in some stores also makes card payments more attractive.

How can FöreningsSparbanken be even bigger in charge cards?
To a great extent, it is a question of a change in attitude in our own sales staff. That's why we have suggested that all our employees obtain and use a charge card. For our customers, there is an obvious benefit in complementing their debit card, which is linked to a bank account, with a charge card, where they are billed monthly for their purchases and can also build up a credit reserve. We plan to introduce new offers for debit card customers in 2003, so that they can easily acquire a charge card with favorable terms.

Nordea acquired Postgiro during the year. How does this affect FöreningsSparbanken?
After Nordea's acquisition, Postgirot is a competitor of ours in payment services. We are doing our best to get our customers to switch to Bankgirot instead, a better alternative than postal giro can offer, since customers usually receive payment a day earlier with the bank giro system. As a bank, we naturally want our customers to handle all their business with us, including payment flows.

What interesting products do you plan to launch?
One interesting new product is BankID, which is a way for customers to identify themselves online and over time could be used by government agencies – which in fact will test it for the first time with income tax returns in May 2003 – and by other companies and banks. In the private area, we are working with Visa on a card-based payment solution that can be used both inside and outside the country. We have also seen Internet sales grow. In cooperation with retailers and various service businesses, we plan to develop various customized bonus and loyalty systems.

What can the Bank do to gain a larger share of business payment services?
The payments market is constantly changing, and the current shift from paper to electronics is far from over. Many companies have signed up for our e-payroll and e-billing services, and now we are offering e-salaries and BankID. To stay competitive, you have to offer attractive solutions that provide value-added for companies, and you have to be able to demonstrate that private customers use your services. We know that customers are using ours and seeing the benefits. One example is the continued growth in the number of Internet banking customers who use our payment service (+22 percent), the number of payment transactions through our Internet bank (+28 percent) and the number of traditional electronic payment transactions such as autogiro (+11 percent).

How can your card business and other business be internationalized?
We are clearly the market leader in Sweden on both ends of the card business – issuing cards and clearing transactions – and we have a very competent organization. It is natural that we would use this position to expand internationally. Our plan is to follow retail customers who use us for clearance to markets where we have a good opportunity to gain a position of strength both issuing cards and clearing transactions. Our acquisition of EnterCard in Norway in early 2003 marks a very interesting starting point for our payment operations outside Sweden.

What interesting challenges lie ahead?
In summary, it would be to continue to create value for our customers through our various products and services. We have to work our hardest to maintain a leading position and remain on the forefront in the development of services that our local branches want to sell and customers want to use. Aside from that, we will focus on switching our customers to Bankgirot, continue preparations for EMU, internationalize our card business and expand service and information content in many of our products.

PAYMENTS

The Payments business area offers a complete range of payment products for the private and business sectors. By continuously adapting and modernizing its product range and production systems, the business area is able to create customized services.

Organization

In 2002 Payments adapted its organization to meet its priorities of increased sales, internationalization and cost efficiency. The business area comprises three operating units: Private and Business Payments, Cards and Babs. Sales and marketing are managed by two units: Private Market and Business Market.

Private and Business Payments

The Private and Business Payments unit develops and provides a range of payment and information services for the Bank's business customers. The range of services is broad and deep, including Swedish and international supplier payments, salary payments, cash management services, and electronic information and payment systems such as e-billing, e-salaries and e-payroll statements.

The BankID service launched in 2002 facilitates secure online identification. An agreement was signed with the National Social Insurance Board that will make BankID an element in the realization of Sweden's 24/7 agency for networked public administration. A number of payment services have been added to the business version of the Internet bank to help small businesses with their financial administration, including Swedish and international payments and a salary payment system. The online business bank already has 100,000 customers and therefore plays an important role in how we interact with customers. It will continue to be improved to make it even easier for customers to reach the Bank whenever they want.

Number of quarterly Internet payments



Number
20,000,000
15,000,000
10,000,000
5,000,000
0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

A number of important projects to expand and enhance business payment services were implemented during the year. The common denominator in these projects has been to continue the transition from paper to electronics and to add information services. The number of companies using e-billing rose from 92 to 115 during the year. Customers have reacted positively to the Bank's various payroll services. Around 30,000 companies are now using e-payroll lists and are able to send their entire payroll files through the Internet bank. Electronic payroll statements are provided for 55 municipalities.

After Nordea acquired Postgirot, a broad-based campaign was launched at the branch level to ensure that the Bank's business customers transfer their payments flows to the bank giro system and us. The effort has been successful.

In the area of international payments, major changes are expected in the years ahead. The European Payments Council, a development agency within the EU consisting of banks and the EU Commission, has been established. FöreningsSparbanken is the only Swedish bank to actively participate in its work through its role on the steering committee and several working groups that are providing guidance on the creation of a future European payments structure. We are also participating in a global standardization effort in the area of mobile payments, the European Committee for Banking Standards. In addition, FöreningsSparbanken received a Quality Recognition Award for three years of consistently high quality in international payments to the U.S. by one of its largest banks, JP Morgan. The number of foreign-related payments rose during the year.

Cards

With approximately 2.7 million card customers, FöreningsSparbanken is by far Sweden's leading card issuer. Thanks to a strong local presence and high rate of development, the Bank also leads the market in clearing card transactions. During the year three broad-based offerings were launched to market credit cards to customers who have only cash dispenser cards as well as to offer complementary debit cards. The number of in-store card purchases again rose strongly, gaining 27 percent to 300 million. At the same time the average number of monthly card transactions by each customer rose to 6.6 (5.9). On the weekend before Christmas a record 4.5 million card purchases were processed.

Bank cards: no. of cards and purchases by quarter



No. of cards
No. of purchases, million
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
60
40
20
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
No. of cards
No. of purchases

The E-card launched during the year is a simple tool that allows our card customers to safely and conveniently shop online. FöreningsSparbanken is the only Swedish bank to offer this solution. Efforts to increase card security in accordance with an international standardization process are continuing. As part of the change, the card number is stored in an embedded microchip rather than the magnetic strip commonly used today. FöreningsSparbanken's solution has been certified by Visa and MasterCard.

FöreningsSparbanken is also the first bank in the world to create a service for simplified online monetary transfers using a Visa card. The service, developed together with Visa International, will be launched in the EU in 2003 and opens new opportunities for global payments between private individuals and companies by utilizing the current infrastructure and card base. Today there are 1.2 billion Visa cards in use in over 150 countries.

Giro – Private customers



Number
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
Paper giro payments
Internet giro payments

Babs – card clearance transactions

FöreningsSparbanken has an advantage in that many retailers maintain close contact with its branches for assistance with cash handling, card clearances and various forms of installment payment services. As a whole, these services lead to lower costs, higher sales volumes and better customer service. Babs develops and produces the Bank's various clearing services for credit card purchases. Through partly owned Babs-Paylink, customers are offered a total package with a terminal solution and clearance service. Volume has grown strongly. During the year 300 million card transactions were cleared, an increase of 27 percent. FöreningsSparbanken has retained a very good market share in this area. A number of major chains added our clearing services during the year, including McDonald's and Burger King as well as apparel retailers Lindex and Twilfit.

The cooperation with retailers has been broadened to included joint efforts to encourage consumers to pay with less cash under the moniker Secure Buying. The switch to microchip-based cards means that retailers' card terminals will have to be modified. This has begun through a number projects with companies that have integrated cash register and card systems. During the year FöreningsSparbanken decided to increase its ownership interest in Allround AB from 30 percent to 67 percent. Allround provides card-based loyalty concepts mainly to members of the Swedish Federation of Trade.

Internet payments have increased substantially

The number of customers who use the Bank's Internet payment services continues to rise. During the year the number of private customers increased by 22 percent, while the number of transaction climbed 26 percent. The number of business customers rose by 22 percent to 96,000 and the number of business transactions gained 37 percent. The ability to divide their payments into different groups makes it easier for customers see where they spend their money.

Number of monthly card purchases per customer



Number
8
7
6
5
4
3
2
1
0
1998
1999
2000
2001
2002



Swedbank Markets



Swedbank Markets is the Group's investment bank. Operations comprise securities trading, corporate finance, fixed income and currency trading, and project, export and business financing. In addition, Swedbank Markets is responsible for the Group's international and large company operations.

INTERVIEW WITH **JAN LIDÉN**, HEAD OF THE SWEDBANK MARKETS BUSINESS AREA

2002 was another down year for the stock market. How did Swedbank Markets do?
For the part of our operations that involves equity trading and corporate finance, the market as a whole further declined from 2001. Merchant banking, on the other hand, had a relatively successful year. In a market where several competitors did not make any money at all, or even went out of business, we managed to achieve a significant positive result.

What have you done to adapt to a declining market?
First, we have trimmed our organization and reduced costs. At the same time it has been important to implement a number of measures to strengthen our position relative to the competition. The best example is that several of our operations during the year broadened their cooperation with the Bank's extensive branch network, including in areas such as equity trading and business advisory services.

But isn't it hard to apply a growth strategy from a Nordic perspective when the market isn't growing?
It is important to remember that we generated a record profit two years ago using the same strategy. The difference now is that it is harder and takes longer to see the results in our numbers. The acquisition of a significant interest in First Securities in Norway during the year was in line with our stated strategy to position ourselves long-term as a leading player in the Nordic market. Efficiency improvements are an ongoing process that we are always engaged in.

Isn't it possible that a strategy that works when market conditions are in your favor might not work when you fighting against the wind?
Our results in 2002 prove this isn't so. In the last two years we have watched as a market for products and services that we previously earned a lot of money on took a turn for the worse. Just look at the equity trading, which is so important to us. We have many private customers, and many of them have substantially reduced their investments in stocks over nearly a three-year period. But despite operating in a shrinking market, we have managed to grow slightly in the institutional sector and overall have earned a decent profit. So the answer is yes, we feel comfortable with our overall, long-term strategy.

What are the cornerstones of the strategy?
We work partly with an internal strategy and partly with an external one. In both cases, there is a focus on customer value, since it is the only thing that ultimately generates income and profit. The internal strategy is to further improve our routines, systems and competencies as well as develop attractive new products and services. The external strategy covers our efforts in the market in the form of marketing, alliances, cooperations and, not least of all, the way we work together with the local banks.

What did you accomplish concretely in your market in 2002?
I would offer two examples: our efforts to establish local stock desks and the way we work today with business customers. In both cases, we are making better use of the Group's bank branches to get closer to customers. In equities, we have moved brokers to local branches. This is logical, since many of our private customers have a close relationship with their local FöreningsSparbanken branch. This restructuring, which is really what it is, was completed in late 2002. Many of our business customers also have a relationship with their local bank branch, which is why we implemented a reorganization within the Group during the year specifically for business customers. We have created customer teams that represent different parts of the Group to offer better overall solutions for business customers in the same way that we have earlier done on the private side. The Bank has a good position among business customers with regard to loans, for example, but we can do so much more in advisory services, fixed income and foreign exchange services, investment products and so on. The potential is great.

Will we see a turnaround after two bad years?
We would need to see capital markets stabilize, a return of confidence in stocks and a major rebound in business activity. We expect 2003 to be a mixed year, with a further risk that major events could have a negative impact. In a best case scenario, it would be followed by stabilization later in the year.

SWEDBANK MARKETS

Swedbank Markets is active in investment banking and merchant banking and offers products and services adapted to meet various needs in the capital market. Operations mainly comprise securities trading, corporate finance, fixed income and currency trading, and project, export and business financing. In addition, Swedbank Markets is responsible for the Group's international and large company operations.

Swedbank Markets has a long-term growth strategy where the goal is to be a leading player in the Nordic region. The cooperation with the Group's branches and the independent savings banks and partly owned banks also allows for local investment banking. Branch offices in London and New York and the representative office in Shanghai provide a presence in key capital markets, mainly serving Swedish customers on location. The office in Oslo is an important part of the Nordic platform that is gradually taking shape.

Market conditions

A large part of Swedbank Markets' operations is dependent on equity-related activity, such as mergers and acquisitions, initial public offerings, capital procurement and securities trading. Ultimately, these activities are contingent on the degree of risk investors and businesses are willing to accept. When confidence or interest in stocks drops, the risk in equity-related transactions – from an investor's perspective – rises. Although Swedbank Markets operates in a relatively local market, Sweden and the rest of the Nordic region, its business is affected by global trends. The capital markets in the U.S. and UK most strongly impact, and even steer, the market for investment banking in the rest of the world.

The industry has faced difficult conditions for nearly three years and every firm has been forced to improve efficiency and productivity. In the U.S., around 75,000 jobs have been lost in investment banking since the downturn began in 2000. In Sweden, several international investment banks decided to close their offices in 2002.

Stockholmsbörsen fell by 37 percent in 2002, its worst year since 1931. In the U.S., the Dow Jones index fell 17 percent, while the tech-heavy NASDAQ index was lower by 32 percent.

Market share 2002
Stockholmsbörsen, volume


Percent
14
12
10
8
6
4
2
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
FSPA
SHB
SEB
Nordea

Swedbank Markets, Stockholmsbörsen position	
Number of transactions	3rd
Volume	9th
Stock options, market maker	3rd
Stock futures, customer trading	2nd
Index options, customer trading	3rd

Cutbacks and improvements

During the year the organization was adapted to current market conditions. Swedbank Markets implemented an action program to reduce costs. Among other things, the number of employees was cut by around 50. However, in order to raise the level of competence, an active recruitment philosophy was maintained, so that the net decrease also includes around 50 new recruitments.

A number of offensive actions were taken at the same time. An expanded cooperation was initiated during the year with Oslo's leading local brokerage firm, First Securities, in which the Group also became a part-owner by acquiring 33 percent of the shares. Moreover, a cooperation agreement was signed between Swedbank Markets and Den Norske Bank on custody services, specifically settlement, delivery and clearing for Swedish and international securities. Swedbank Markets Custody continued to develop well in 2002, with good profitability.

Another action taken in 2002 was the restructuring of the work with business customers, who are now marketed more systematically, by segment, as well as collaboratively with local bank branches, independent savings banks and partly owned banks.

A third change during the year was the partial decentralization of equity trading in order to come closer to local customers. Stock desks were established at a number of local branches. At year-end there were 67 traders in 23 locations in the country.

Operations

Trading in fixed income products continued to do well in 2002. Falling stock prices and declining confidence in the market led more investors and savers to choose foreign exchange and fixed income related products.

Swedbank Markets has historically been a leader on Stockholmsbörsen in terms of volume of settled transactions. This position has weakened slightly in recent years as Internet-based brokers have taken a share of the private market. In 2002 trading again declined slightly for Swedbank Markets, although the investment bank still retains a leading position in terms of number of transactions. For customers who prefer to invest online, we offer NetTrade and equity trading through the Internet bank. Internet-based equity trading declined in 2002 to the same extent as other equity trading.

Corporate finance, the unit within Swedbank Markets that works with corporate funding, mergers and acquisi-

Share index bonds

Market share based on volume in nominal value according to SOX
December 31, 2002


Other
6 %
Svensk Export
Kredit 3 %
FöreningsSparbanken
22 %
Nordea
10 %
SEB
22 %
SHB
37 %

tions, and shareholder issues, had another difficult year. A clearer cooperation was established during the year with local bank branches, so that local banks can offer their customers – small and medium-size businesses – corporate finance services.

Structured finance, which focuses on project and export-related financing, developed well during the year.

Outlook 2003

Several factors are contributing to continued uncertainty in 2003, among them an unclear economic outlook in Europe and the U.S. and the risk of international conflicts. Although there are indications that 2003 could be better than 2002, Swedbank Markets remains cautious in its outlook for the year.

A new savings program was adopted at the end of last year to reduce costs by SEK 100 M on an annual basis. The measures will be implemented during the first half of 2003 and should have some impact on profit during the second half. They will not be fully felt until 2004, however.

The actions taken with regard to equity trading, including the establishment of stock desks, are expected to produce results in 2003. The decisive factor for equity trading, however, is that individual investors regain their confidence in the stock market as an investment alternative. The aggressive measures taken last year to cultivate business customers will continue at even greater strength in 2003 in the form of several attractive products designed for companies in different stages of their development. In addition, Swedbank Markets, together with other units within the Group, has packaged various savings products under the name Investments. These products include equity, fixed income and foreign exchange-related securities.



International Banking

The role of the International Banking business area is to strengthen and focus FöreningsSparbanken's cooperations with subsidiaries and partners in the Nordic and Baltic regions.



INTERVIEW WITH **ANNIKA WIJKSTRÖM**, HEAD OF THE INTERNATIONAL BANKING BUSINESS AREA

It was another successful year in the Baltic region. Will Hansabank be able to maintain its strong growth?
The economies in the Baltic states are still generating good growth, at the same time that the public uses considerably fewer banking services there than in the EU. That's why I expect Hansabank's growth to remain high for several years. Its success in 2002 in Estonia and Latvia in connection with pension reforms, for example, lays the foundation for growth in long-term savings.

What are the biggest risks facing the Baltic operations?
One scenario is that the positive economic development could be disrupted by macroeconomic factors, such as a major deficit in the balance of current payments or regional imbalances, although the ascension of the Baltic states to the EU will gradually reduce these risks. Another possible risk is that rapid business development could in itself lead to structural changes that wipe out companies or entire industries. This would naturally affect the banking system in the form of loan losses. In our opinion, however, Hansabank has a good risk spread in its loan portfolio.

Could Hansabank conceivably make more acquisitions in the region?
I believe that the most of the consolidation of the Baltic banking market has already taken place. In Latvia, there may be more room for further consolidation of the financial sector, but there are no more acquisitions targets of LTB's size.

What can FöreningsSparbanken learn from Hansabank's success?
Hansabank operates in markets that are undergoing strong development and growth and where conditions are rapidly changing. This requires a management structure and routines that allow you to quickly pick up signals from the market and take action. Hansabank has succeeded very well in this regard, and I am sure FöreningsSparbanken can learn a lot from this.

What is happening with the cooperation with your partner Aktia in Finland?
Aktia has chosen a somewhat different strategy than the other savings banks, which could affect our cooperation in Finland. We will continue to work with Aktia for now while closely monitoring developments.

In Norway, a new cooperation agreement with SpareBank 1 Gruppen has been signed. What are your aims there and what can we expect in 2003?
The new cooperation agreement with the SpareBank 1 banks provides a good foundation for a profitable business relationship. The clearest example is naturally in the card area through FöreningsSparbanken's acquisition of EnterCard, although there are other interesting business areas as well. First Securities and the Oslo branch's cooperation with the SpareBank 1 banks have good prospects of further development.

What are the most interesting business opportunities for FIH in 2003?
FIH holds a special position in the Danish market as an alternative to the major banks for its target group, business customers. Continuing what it is already doing, with organic growth rooted in professionalism and measured risk, is FIH's best opportunity.

Do you see any opportunities for banking acquisitions in the Danish market?
Compared with the Swedish banking market, the Danish is more fragmented, with a lot of small banks. Now and again there are opportunities. We have looked at some possible targets, but what we have seen so far, in our opinion, has not offered enough profitability within a reasonable timeframe and we have therefore chosen not to make those deals.

How does FöreningsSparbanken plan to increase its cooperation with FIH and Hansabank?
We established a cooperation with FIH so that we could together broaden the Group's offering to, and business with, Nordic companies. With Hansabank, a number of cooperative projects are under way, the most interesting of which are perhaps in IT and payments.

What are the most important objectives for the business area in 2003?
To continue our strong development in the Baltic region without any major macroeconomic disruptions, that FIH continues its stable development and that the negative trend and red ink we have seen at SpareBank 1 Gruppen in Norway in recent years will be reversed.


Norway
SpareBank 1
Gruppen
Finland
Aktia Sparbank
Sweden
Estonia
Hansapank
Latvia
Denmark
FIH
Lithuania
Poland

INTERNATIONAL BANKING

During the latter half of the 1990's FöreningsSparbanken built up strategic alliances with banks in neighboring Nordic and Baltic countries based on cooperation and limited ownership interests. This network has been gradually expanded to comprise majority- and minority-owned operations in six countries, which since 2000 have been organized in a separate business area.

The common denominator for the operations in these countries is that all are based on strong, local connections and well-respected – and in many cases leading – brands. Through its subsidiaries and allied banks, FöreningsSparbanken has direct or indirect access to around 7 million customers. Long-term cooperation in IT and product development facilitates more efficient use of economic resources and competence.

In the Baltic states, FöreningsSparbanken operates through the 59.7-percent owned Hansabank, which has grown substantially in recent years and is now a leader in all three Baltic countries.

In Norway and Finland, FöreningsSparbanken is active through savings bank alliances with Sparebank 1 Gruppen (25 percent) and Aktia Sparbank (24.4 percent). FöreningsSparbanken owns 69.7 percent of FI-Holding in Denmark, which in turn owns nearly 100 percent of FIH, a business finance specialist. The terms of the option agreement between FöreningsSparbanken and the other shareholders in FI-Holding are described in Note 23.

Majority-owned Hansabank and FIH are included in the Group and give FöreningsSparbanken direct access to each bank's local market and the results and growth created there, at the same time that the they retain their local image and connection. Minority-owned banks are incorporated in the Group's profit in accordance with the equity method of accounting.

FöreningsSparbanken's International Banking operations have gradually grown in importance and now represent approximately 21 percent of the Group's operating profit and 14 percent of its after-tax profit. These shares are expected to rise, since the international operations account for a significant share of FöreningsSparbanken's growth potential.

Nordic/Baltic alliances December 31, 2002

Country	Sweden	Norway	Finland	Baltic	Denmark	Total
Bank	FöreningsSparbanken + independent savings banks + partly owned banks	SpareBank 1 Gruppen	Aktia + independent + cooperative banks	Hansabank	FI-Holding	
Holding	–	25 percent	25 percent	60 percent	70 percent	
Investment		SEK 1,415 M	SEK 190 M	SEK 2,936 M	SEK 5,347 M	SEK 9,888 M
Branches	538 + 257 + 63	350	71 + 195 + 126	306	6	1,912
ATM's	841 + 238 + 65	471	110 + 150 + 118	885	–	2,878
Retail customers	4.4 + 1.3 + 0.4 M	2.3 M	0.9 M	3.4 M	–	12.7 M
Business customers	247,000 + 93,000 + 25,000	120,000	100,000	144,000	5,000	734,000

FIH

Specialist in business finance

FIH, which specializes in financing for businesses, is the third largest player in Denmark in this area, after Den Danske Bank and Nordea. FIH has around 5,000 business customers and a market share in business lending of approximately 12 percent. FIH has succeeded in maintaining a position as the natural choice for businesses through its focus on, and competence in, a well-defined segment and product offering. Organic growth, a strict customer and market focus, and an efficient cost structure are the cornerstones of FIH's operations.

Three operating areas

FIH's operations are based on its historic role as a financing institution for medium-size companies. Today it focuses on three customer offerings: medium- and long-term lending, corporate finance services and capital investments. Major financing projects often require more than just loans. To meet this demand, FIH can also offer other forms of capital. Its core business, however, is medium- and long-term lending. In the area of capital investments, FIH invests to a limited scope in privately held, mature, medium-size companies with good development potential. Normally, an investment is made when the company requires new capital for acquisitions or growth. A limited number of deals were made during the year.

Focus on medium-size and large companies

To be successful in the market requires a strong regional presence and an understanding of the conditions faced by individual customers. Lending departments are located in Copenhagen, Fredericia, Herning, Aalborg and Århus. In 2002 lending to the medium-size company segment posted modest growth. In Copenhagen, where economic growth was stronger than in other parts of Denmark, lending grew at a slightly higher rate.

Large business customers are served by a separate department in Copenhagen that offers customized turnkey solutions. Total lending to large corporate customers was slightly lower than in 2001 due to slower economic development in Denmark, fewer large financing projects and less merger and acquisition activity.

FIH over five years

SEK M	2002	2001	2000	1999	1998
Income	1,342	1,378	1,032	1,131	943
Expenses	– 253	– 243	– 219	– 378	– 328
Operating profit before loan losses	1,089	1,135	813	753	615
Loan losses	– 106	– 102	– 79	– 83	– 91
Share of profit/loss of associated companies	73	– 12	58	7	22
Operating profit	1,056	1,021	792	677	546
SEK bn					
Total assets	83	89	78	64	59
Loans to the public	70	73	61	48	42
Shareholders' equity	6,949	6,540	5,625	5,059	5,276
Return on equity, %	7.0	11.7	10.9	9.2	7.2
Number of employees	151	150	142	144	139
Number of branches	6	5	5	5	5

Highest profit ever

Due to the economic slowdown, FIH's total lending declined marginally. Loan losses and provisions rose slightly but remain at a low level. Despite a weaker market, FIH reported its highest profit ever in 2002. To maintain this positive trend, it will focus on its core business and on medium-size and large businesses.

Owners

FIH is 99.8-percent owned by FI-Holding. Förenings-Sparbanken in turn owns 69.7 percent of FI-Holding. The remaining shares are owned by five previous FIH shareholders: the pension funds ATP and LD, the Danish Employers Confederation, the Confederation of Danish Industries, and Parnib Deelnemingen of the Netherlands.

Hansabank

A leading Baltic banking group

Hansabank is the leading universal bank in the three Baltic states: Estonia, Latvia and Lithuania. For FöreningsSparbanken, its ownership interest in Hansabank is strategically important in that it provides access to a fast-growing banking market. Hansabank is primarily a retail bank with a strong local presence, and its operations align to a large degree with FöreningsSparbanken's core business. Hansabank offers a complete range of banking and financial products and services mainly for private individuals and small and medium-size companies. Products and services are distributed through an extensive branch network. Easily accessible electronic channels such as an Internet bank and telephone bank complement the branches.

Via Hansabank, FöreningsSparbanken has a very strong position in the Baltic region. Hansabank's short- and long-term ratings for deposits and funding were upgraded to Prime-1 and A1, respectively, by the ratings institute Moody's.

Hansabank's executive management, business concept, policies and locally strong brand are shared by all three markets. Special attention has been paid to integration and coordination of risk management and internal auditing. Product development was centralized in 2002 to a unit at the group level in Estonia. Although many functions have been integrated and centralized, it is important that banking operations in the three countries remain local. Each country therefore has its own strong local management with responsibility for that market.

Good growth and profitability

Market conditions for banking in the Baltic region were favorable in 2002. All three countries reported good economic growth, and their banking markets expanded. Lending operations grew substantially, especially in Estonia. Due to increased competition, margins shrunk, however. Hansabank has continued to adapt and rationalize its branch network, at the same time that alternative channels have expanded and grown in importance. The bank has succeeded very well in the launch and implementation of electronic channels for its services. Hansabank has a total of around 3.5 million customers, of whom around 800,000 are Internet banking customers and 350,000 telephone banking customers. It has around 1,760,000 bank cards in issue.

Despite that 2002 was distinguished in part by the integration of the Lithuanian savings bank LTB and efficiency improvements in its operations, Hansabank produced a very good profit and advanced its positions in the Baltic market. Operating profit rose by 12 percent, from SEK 1,039 M to SEK 1,159 M. Its cost-income ratio was 0.61, while the return on equity was 22.9 percent. Loan losses amounted to a modest SEK 24 M.

Hansabank over five years

SEK M	2002	2001	2000	1999	1998
Income	3,008	2,677	1,920	1,616	924
Expenses	– 1,828	– 1,600	– 1,030	– 916	– 645
Operating profit before loan losses	1,180	1,077	890	700	279
Loan losses	– 24	– 44	– 197	– 226	– 307
Share of profit of associated companies	3	6	4	0	0
Operating profit/loss	1,159	1,039	697	474	– 28
SEK bn					
Total assets	48	43	26	19	16
Loans to the public	30	24	15	11	10
Deposits and borrowings from the public	33	31	17	11	9
Shareholders' equity	5,288	4,533	3,260	2,712	2,474
Return on equity, %	22.9	25.3	24.0	17.0	– 2.8
Number of employees	5,744	6,387	3,180	2,825	2,527
Number of branches	306	393	165	164	159

Business operations in Baltic region

Operations are divided into four areas: Hansapank (banking operations in Estonia), Hansabanka (banking operations in Latvia), Hansa LTB (banking operations in Lithuania) and Hansa Capital (finance company operations throughout the Baltic region).

Hansapank in Estonia

In Estonia, the bank consolidated a very high market share of around 50 percent for deposits and lending. Future growth will therefore have to come from expanded services for existing customers as well as by capturing a share of the overall growth in the banking market. In 2002 a new, fund-based pension system was introduced in Estonia that allows investors to choose their own managers. Hansabank captured approximately 53 percent of this new and important market for long-term investment, double that of its nearest competitor.

Hansabanka in Latvia

Banking operations in Latvia are growing organically, and Hansabanka is continuing to expand its distribution channels. Profitability has improved significantly, at the same time that the bank has strengthened its brand. A pension system similar to the one in Estonia was introduced in Latvia at the end of the year. Initial indications are that Hansabanka will hold a very strong position in the new pension market.

Hansa-LTB in Lithuania

Lithuanian operations were distinguished in 2002 by integration and efficiency improvements. The integration of LTB, the Lithuanian savings bank acquired by Hansabank in 2001, has proceeded according to schedule. All branches and other units of the bank, which had previously been managed manually for the most part, have now been linked to a totally integrated computer system. Efficiency in the branch network has been improved and offices have been upgraded in terms of design, product range and competence. The brand was strengthened in 2002 and work is under way to further improve customer satisfaction in the post-merger bank. The banking market in Lithuania grew in 2002 but at the same time was characterized by tight competition and margin pressure. Hansa LTB should be well positioned for profitable growth.

Hansa Capital

Finance company operations developed strongly in 2002. Leasing and factoring are considerably more important as financing products in the Baltic states than the Nordic countries. A number of new products have been successfully introduced in all three countries. Together with the European Bank for Reconstruction and Development, EBRD, Hansabank established small-scale operations in Russia during the year. From a Moscow office, it sells structured leasing and factoring products to a well-defined customer segment. Operations were started in the latter part of 2002 and a small portfolio has been built up. Hansabank owns 75 percent and EBRD 25 percent. The total risk exposure in Russia will be limited.

Market shares, Hansabank Percent	2002	2001
Estonia		
Deposits	58	58
Life insurance	44	47
Equity trading	72	55
Custody	69	75
Lending	58	55
Latvia		
Deposits	16	18
Lithuania		
Deposits	29	32

Continued development in the Baltic

The Baltic states are facing a convergence process as they prepare for EU ascension, at the same time that economic growth remains good in all three countries. Various balance problems could potentially cause disruptions to this development for periods of time, which would affect the financial system. In the long term the economies of the three countries will near the levels and structures in other EU members states. In the process the market for banks will grow substantially.

Owners

The Hansabank share is listed on the Tallinn Stock Exchange. FöreningsSparbanken raised its interest from 57.7 to 59.7 percent during the year. The second largest shareholder is EBRD, with 4.8 percent. The remaining shares are spread mainly among small investors.

Hansapank	
No. of branches	95
No. of retail customers	1,045,000
No. of business customers	68,000
Full-time employees	2,169

Hansabanka	
No. of branches	61
No. of retail customers	325,000
No. of business customers	27,000
Full-time employees	1,192


Estonia
Hansa
Latvia
Lithuania

Hansa-LTB	
No. of branches	150
No. of retail customers	2,069,000
No. of business customers	49,000
Full-time employees	2,383

SpareBank 1 Gruppen

SpareBank 1 Gruppen was established in 1996 by Sparebanken Nord-Norge, Sparebanken Midt-Norge, Sparebanken SR-Bank and Sparebanken Vest. Later the same year Samarbeidende Sparebanker joined as a co-owner. In 1998 FöreningsSparbanken acquired 25 percent of the shares in SpareBank 1 Gruppen. A cooperation agreement was established between the banks to create economic and competence synergies in IT and various product areas. In 2000 SpareBank 1 Gruppen acquired the shares in VÅR-Gruppen, in the process obtaining Bank 1 Oslo.

SpareBank 1 Gruppen owns 100 percent of the shares in SpareBank 1 Livforsikring, SpareBank 1 Fondforsikring, SpareBank 1 Skadeforsikring, Odin Forvaltning, Bank 1 Oslo, SpareBank 1 Finans, SpareBank 1 Aktiv Forvaltning, Sparebankutvikling and Bilforvaltningsselskapet IDA. It also owns 65 percent of EnterCard AS. During the year FöreningsSparbanken acquired 33.3 percent of First Securities, along with the company's employees, from SpareBank 1 Gruppen, which subsequently retains a 33.3-percent interest. Following the conclusion of the year FöreningsSparbanken reached an agreement to acquire SpareBank 1 Gruppen's 65 percent of the shares in EnterCard.

In 2002 SpareBank 1 Gruppen reported a substantial loss. This was mainly attributable to the continued decline in the securities market and a goodwill write-off during the year. In addition, it posted a significant loan loss from a single customer.

During the year SpareBank 1 Gruppen floated two share issues to ensure its capital adequacy. FöreningsSparbanken contributed to both with a total of SEK 225 M, thereby retaining its 25 percent interest.

An efficiency improvement program has begun and will continue through 2003. The program includes the elimination of 10 percent of the personnel. The goal is efficiency gains of approximately SEK 280 M on an annual basis with a full impact by 2004.

The acquisition of EnterCard is part of a new cooperation agreement reached in February 2003 between FöreningsSparbanken, SpareBank 1 Gruppen and the other owners of SpareBank 1 Gruppen. The agreement replaces the previous one terminated by FöreningsSparbanken in December 2001.

SpareBank 1 Gruppen over five years

SEK M	2002	2001	2000 *	1999 *	1998
Income	9,046	7,969	2,494	1,302	55
Expenses	– 10,672	– 8,397	– 2,494	– 1,269	– 29
Operating profit/loss before loan losses	– 1,626	– 428	0	33	26
Loan losses	– 490				
Share of profit of associated companies	6				
Operating profit/loss	– 2,110	– 428	0	33	26
Total assets	44,828	42,647	36,302	5,807	932
Shareholders' equity	2,352	2,889	2,838	1,410	753
Return on equity, %	neg	neg	0.0	0.0	2.7
Number of employees	1,152	1,200	1,254	250	170
Number of branches	8	8	11	1	1

* after restatement.

Owners

FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen. The remainder is owned by Sparebanken Nord-Norge, Sparebanken Midt-Norge, Sparebanken SR-Bank and Samarbeidende Sparebanker, each with 14.08 percent. Sparebanken Vest owns 8.67 percent, while the Norwegian Federation of Trade Unions owns 10 percent.

Aktia Sparbank

Aktia was formed when Helsingfors Sparbank merged with several coastal savings banks in the early 1990's. Its origins date back much further, however, to 1826, when the oldest of Finland's existing savings banks was founded. Aktia is a bilingual bank (Finnish and Swedish) whose operations are focused on the needs of private individuals, local businesses, municipalities and non-profit organizations. Together with its partners, the savings and cooperative banks, Aktia has an extensive network of around 390 branches. Aktia serves as the central financial institution for Finland's savings and cooperative banks. The Aktia Sparbank Abp Group includes Aktia Fondbolag Ab, Aktia Asset Management Oy Ab and Aktia Hypoteksbanken Abp.

The cooperation with FöreningsSparbanken began in 1994, when FöreningsSparbanken acquired 24.4 percent of the shares. In the years since FöreningsSparbanken has supported the expansion of the savings bank cooperation in Finland and even established certain operations together with Aktia.

Business operations reported good growth during the year, although profit did not reach expectations. This was mainly because of a decline in net interest income due to lower interest rates. The new mortgage subsidiary has developed well. The introduction of the euro as a cash currency has proceeded well, without technical or other problems.

During the autumn a number of Aktia's cooperating banks announced that they had begun cooperating with the insurance companies Suomi and Pohjola on unit-linked and mutual fund products, and that they intend to start a bank in the Helsinki region. Aktia decided not to participate in this cooperation.

Aktia Sparbank over five years

SEK M	2002	2001	2000	1999	1998
Income	1,027	1,066	1,066	826	833
Expenses	– 823	– 766	– 712	– 624	– 702
Operating profit before loan losses	204	300	354	202	131
Loan losses	– 27	0	,1	– 10	– 9
Share of profit of associated companies	3	0	2	1	1
Operating profit	180	300	357	193	123
SEK bn					
Total assets	32	31	26	23	23
Loans to the public	22	20	17	14	13
Deposits and borrowings from the public	18	18	16	15	14
Shareholders' equity	1,624	1,611	1,363	1,083	1,039
Return on equity, %	7.2	13.5	24.0	16.5	12.2
Number of employees	896	848	818	769	727
Number of branches	71	66	68	68	69

Owners

Apart from FöreningsSparbanken, with 24.4 percent, Aktia's major shareholders include savings bank foundations and thrift promoting foundations (which together own 50 percent), Finnish institutional investors (16.8 percent), Finland's savings banks (7.2 percent), and others (1.6 percent).

Independent savings banks and partly owned banks

The cooperation with the independent savings banks and partly owned banks is an important part of FöreningsSparbanken's operations. The savings banks account for approximately one fourth of FöreningsSparbanken's total product sales.

Strong basis for cooperation

The longstanding cooperation between FöreningsSparbanken, the independent savings banks and partly owned banks is based in part on a shared history and values and in part on mutual business and customer-related benefits. The cooperation gives FöreningsSparbanken access to the savings banks' branch system and thus a nationwide network for sales and service. The savings banks, for their part, are able to offer their customers the entire range of products and services from FöreningsSparbanken and its subsidiaries. The cooperation thereby provides an opportunity to distribute development costs over a larger business volume.

The cooperation between FöreningsSparbanken and the 86 banks, 79 of which are independent savings banks and seven partly owned banks, is governed by an agreement. The current agreement, signed in June 2000, extends according to a supplemental accord to year-end 2006, after which it can be extended for two-year periods. The supplemental agreement extended the original contract by two years from year-end 2004. The Swedish Competition Authority has granted an exemption to the cooperation agreement until June 2005. Before then an application will be submitted to extend the exemption, provided that the current review of relevant competitive rules does not make it unnecessary.

Besides being important partners, the independent savings banks and partly owned banks together are one of the largest shareholders in FöreningsSparbanken, with 7.2 percent of the capital and voting rights.

Coordinated market presence

One of the fundamental principles of the cooperation is that the parties will work together on a nationwide basis in competition with other market players. Operations are based on a strong local presence. With their collective customer base and essentially uniform offering of basic products and services, economies of scale can be achieved.

An important aspect of the cooperation is a coordinated market presence using a unifying yet locally adapted brand. The independent savings banks and partly owned banks market to their customers, on a commission basis, the products from FöreningsSparbanken's subsidiaries, including Spintab, Robur and FöreningsSparbanken Finans. In addition to marketing and product issues, close collaboration is maintained in a number of administrative areas. For example, FöreningsSparbanken is the clearing bank for the independent savings banks and partly owned banks and provides them with a complete range of IT services. The cooperation is driven on a long-term basis.

Independent savings banks and partly owned banks

SEK bn	2002	2001
Deposits	86.2	79.5
Lending	86.0	80.2
Lending via Spintab	79.9	74.7
Savings via Robur	56.1	70.2
Business volume	308.2	304.6
Aggregate assets	112.0	102.7
No. of employees	3,352	3,474

Including FöreningsSparbanken Öland AB and Eskilstuna Rekarne Sparbank AB, which are part of the FöreningsSparbanken Group (ownership interests of 60 and 50 percent, respectively).

Partly owned Swedish banks

At year-end 2002 FöreningsSparbanken was co-owner of seven former savings banks that have converted to banking companies. They include FöreningsSparbanken Sjuhärad (47.5 percent), Eskilstuna Rekarne Sparbank (50 percent), FöreningsSparbanken Öland (60 percent), FöreningsSparbanken Söderhamn (40 percent), Färs & Frosta Sparbank (30 percent), Bergslagens Sparbank (48 percent) and Vimmerby Sparbank (40 percent). See also the five-year summaries for the partly owned banks on the following pages.

Market shares for household deposits
September 30, 2002


Other
12 %
Förenings-
Sparbanken
25 %
Nordea,
Postgirot
20 %
Independent and
partly owned
savings banks
14 %
SHB
16 %
SEB
13 %

Five-year summary, partly owned banks

FöreningsSparbanken Öland

SEK M	2002	2001	2000	1999	1998
Income	85	86	89	79	40
Expenses	– 68	– 65	– 61	– 60	– 28
Operating profit before loan losses	17	21	28	19	12
Loan losses	– 3	– 10	– 4	– 3	– 5
Operating profit	14	11	24	16	7
Total assets	1,741	1,584	1,581	1,539	1,596
Loans to the public	1,531	1,385	1,409	1,326	1,287
Deposits and borrowings from the public	1,212	1,104	954	1,054	1,040
Shareholders' equity	199	199	200	194	194
Return on equity, %	4.4	3.6	7.5	5.8	3.9
Capital adequacy ratio, %	15.2	15.7	15.6	14.3	13.1
Primary capital ratio, %	14.2	13.6	12.9	11.4	10.1
Number of branches	57	61	61	62	35
Number of branches	6	6	6	6	10

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 60 percent.

Eskilstuna Rekarne Sparbank

SEK M	2002	2001	2000	1999	1998
Income	151	160	162	144	133
Expenses	– 110	– 112	– 106	– 101	– 96
Operating profit before loan losses	41	48	56	43	37
Loan losses	– 2	– 3	– 11	0	– 2
Operating profit	39	45	45	43	35
Total assets	2,805	2,533	2,330	2,472	2,606
Loans to the public	2,124	1,902	1,830	1,480	1,314
Deposits and borrowings from the public	2,364	2,098	1,928	2,042	2,152
Shareholders' equity	241	272	269	239	239
Return on equity, %	8.9	10.4	10.8	11.3	9.8
Capital adequacy ratio, %	14.9	14.5	13.6	13.4	11.7
Primary capital ratio, %	13.4	12.2	10.7	10.1	8.3
Number of employees	97	109	101	104	101
Number of branches	5	5	5	6	6

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 50 percent.

Bergslagens Sparbank

SEK M	2002	2001	2000	1999	1998
Income	105	108	104	54	50
Expenses	– 80	– 77	– 73	– 37	– 32
Operating profit before loan losses	25	31	31	17	18
Loan losses	– 10	– 22	– 23	– 12	– 14
Operating profit	15	9	8	5	4
Total assets	1,876	1,735	1,639	890	851
Loans to the public	1,017	1,020	1,061	729	681
Deposits and borrowings from the public	1,611	1,472	1,340	765	734
Shareholders' equity	203	190	192	70	66
Return on equity, %	5.2	3.6	4.0	5.1	4.3
Capital adequacy ratio, %	16.2	15.9	14.6	12.3	13.4
Primary capital ratio, %	13.8	13.2	11.9	11.4	11.8
Number of employees	68	74	72	51	52
Number of branches	7	7	8	4	4

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 48 percent.

FöreningsSparbanken Sjuhärad

SEK M	2002	2001	2000	1999	1998
Income	361	368	364	307	280
Expenses	– 229	– 220	– 221	– 204	– 197
Operating profit before loan losses	132	148	143	103	83
Loan losses	– 21	– 11	– 13	– 26	– 18
Operating profit	111	137	130	77	65
Total assets	6,661	6,283	5,563	5,371	5,740
Loans to the public	5,449	5,513	4,951	4,439	4,049
Deposits and borrowings from the public	5,013	4,621	4,170	4,404	4,602
Shareholders' equity	699	659	594	514	460
Return on equity, %	11.8	18.8	19.1	16.0	15.3
Capital adequacy ratio, %	12.6	12.4	11.6	12.1	12.2
Primary capital ratio, %	12.2	11.7	10.4	9.2	8.2
Number of employees	221	230	234	241	236
Number of branches	17	17	17	16	17

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 47.5 percent.

FöreningsSparbanken Söderhamn

SEK M	2002	2001	2000	1999	1998
Income	71	49	51	48	45
Expenses	– 59	– 37	– 37	– 35	– 32
Operating profit before loan losses	12	12	14	13	13
Loan losses	– 6	– 3	– 5	– 1	– 5
Operating profit	6	9	9	12	8
Total assets	854	770	723	808	904
Loans to the public	655	545	496	474	444
Deposits and borrowings from the public	745	664	621	682	805
Shareholders' equity	81	79	75	76	70
Return on equity, %	4.8	7.9	7.5	9.9	7.1
Capital adequacy ratio, %	17.0	18.0	17.3	15.5	15.0
Primary capital ratio, %	17.0	18.0	17.3	15.5	15.0
Number of employees	33	33	33	35	33
Number of branches	2	2	3	3	3

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 40 percent.

FöreningsSparbanken Vimmerby

SEK M	2002	2001	2000	1999	1998
Income	44	46	26	23	24
Expenses	– 35	– 39	– 18	– 15	– 13
Operating profit before loan losses	9	7	8	8	11
Loan losses	– 16	– 1	0	0	– 3
Operating profit	– 7	6	8	8	8
Total assets	848	904	390	429	464
Loans to the public	574	524	260	232	192
Deposits and borrowings from the public	731	769	312	357	398
Shareholders' equity	98	100	55	51	46
Return on equity, %	neg.	5.3	8.9	11.0	11.9
Capital adequacy ratio, %	15.6	15.7	25.6	24.8	24.6
Primary capital ratio, %	15.6	15.7	25.6	24.5	23.8
Number of employees	25	23	15	15	15
Number of branches	2	2	1	1	2

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 40 percent.

Färs & Frosta sparbank

SEK M	2002	2001	2000	1999	1998
Income	391	409	386	297	260
Expenses	– 289	– 303	– 306	– 268	– 176
Operating profit before loan losses	102	106	80	29	84
Loan losses	– 10	– 6	– 7	– 8	– 11
Operating profit	92	100	73	21	73
Total assets	6,727	6,286	5,566	5,598	4,300
Loans to the public	5,555	4,958	4,463	3,561	2,523
Deposits and borrowings from the public	5,618	5,205	4,573	4,669	3,598
Shareholders' equity	712	685	644	608	378
Return on equity, %	7.8	9.1	7.1	3.2	11.8
Capital adequacy ratio, %	14.6	13.6	12.3	11.8	12.2
Primary capital ratio, %	14.6	13.4	11.9	11.1	10.7
Number of employees	224	247	268	233	185
Number of branches	23	24	28	29	20

FöreningsSparbanken's ownership interest as of Dec. 31, 2002 is 30 percent.

Employees

The main reason for the Bank's success is its employees' understanding of customer needs and ability to transform this into offerings that create value. To pursue its continued development, it is strategically important that the Group ensures access to key competencies at management and other levels.

The process of securing key competencies at FöreningsSparbanken consists of four parts: attract, recruit, develop and retain. During the year the following areas were focused on:

- Human capital development.
- Leadership development and resources.
- Implementation of professional roles and competence profiles.
- Competence system.
- Program for employees over 55.
- Personnel reduction program.
- Young Professionals Network.
- Gender equality.
- Wellness.

Human capital development

FöreningsSparbanken has extensive experience measuring and reporting human capital and its impact on the Group's profitability. The model for measuring and reporting was reworked during the year to be even more action-oriented.

Human capital is a measure of how employees perceive their ability to create value and how attractive FöreningsSparbanken is as an employer. The trend in human capital is very satisfactory, with high ratings for motivation, solidarity and leadership, for example.

The human capital index, which measures personal commitment, job satisfaction, competence, responsibility, authority and support, amounted to 41 (36) in the local banks. The Group objective is 40.

Leadership development

In addition to ordinary leadership development efforts, the CEO and Executive Management held 17 regional management meetings during the year to which around 800 managers were invited. Thus, the CEO and Executive Management met on at least two occasions with each manager. The meetings focused on increased customer satisfaction, sales and growth.

New activities for leadership development have been arranged. Three of them focus on management science, i.e. the ability to handle the formal responsibility and authority that goes with a management role.

Moreover, a program focused on strategic management has been developed together with the Stockholm School of Economics. In 2003 a total of 26 participants will take part in this program, which serves as an important element in ensuring access to executive resources.

Implementation of professional roles and competence profiles

In 2001 the Bank identified and drafted requirement descriptions for all professional roles in its retail operations. These professional roles were adopted in 2002 by all local banks so that they can offer the right competence to the right customer. The competence profiles that describe each professional role serve as an important tool in a more need-oriented competence development.

Group employees by age and gender
December 31, 2002



Age
Men
Women
60-
0.6%
1.5%
55-59
4.2%
7.4%
50-54
4.9%
8.1%
45-49
4.0%
6.4%
40-44
3.5%
7.7%
35-39
4.4%
9.9%
30-34
4.2%
9.9%
25-29
5.3%
9.6%
- 24
2.5%
5.9%
1,000
500
500
1,000
Number of employees

Competence system

To be able to offer effective learning tools to all its employees, FöreningsSparbanken has purchased and implemented a competence system.

The system is used to describe competence requirements and identify gaps, in the process making it easier to search among the Group's training offerings and support various forms of learning. Moreover, it supports knowledge testing.

Program for employees over 55

FöreningsSparbanken has created a long-term program for employees age 55 or older. The aim is to promote business efficiency by utilizing the collective competencies of all employees. The program also seeks to change attitudes about older workers. By being an attractive employer, FöreningsSparbanken will be better able to manage future labor shortages.

The 55+ program went into effect on January 1, 2003 and comprises:

Wellness – A program that provides opportunities for exercise on the job as well as annual health examinations.

Competence development – Individual development plans. The Bank's business is dependent on the competencies of all its employees. This is why it is important to invest in competence development for everyone, regardless of age.

Part-time from age 58 – The option of switching from full-time to 80 percent with a 90-percent salary. By giving these employees more flexible working hours, the Bank encourages greater efficiency and can get more of its older workers to extend their professional careers instead of taking early retirement.

Number of full-time positions 1998-2002


16,000
12,000
8,000
4,000
0
1998
1999
2000
2001
2002
FöreningsSparbanken
Hansapank
FIH

Personnel reduction program

During the year the Bank expensed approximately SEK 300 M for a personnel reduction program covering over 500 employees. In 2002 a contractual pension agreement was reached with around 400 employees. A number of employees have received support in finding new jobs within or outside the Bank. The remainder of the program will continue as scheduled in 2003. The personnel reduction program is expected to reduce staff costs by SEK 100 M in 2003 and by SEK 200 M annually beginning in 2004.

Gender equality

During the year a new gender equality policy was drafted and adopted for the Swedish part of the Group. The policy reflects FöreningsSparbanken's belief in the strategic importance of equality and that such an approach should be integrated in every aspect of day-to-day operations.

In an equitable workplace, employees can better utilize and develop their competencies and experiences and in that way consistently help FöreningsSparbanken to improve its profitability.

Young Professionals

During the autumn of 2002 a network was established for young employees at FöreningsSparbanken – Young Professionals. The purpose of the network is to assist younger employees in their professional development, promote social interaction and broaden the network of contacts within the Group. The network is an element in the Bank's efforts to be one of Sweden's most attractive employers.

Education level of Group employees
December 31, 2002


Other
29 % (31)
Academic education
29 % (28)
Other university level
education 5 % (4)
Three-year upper
secondary school 37 % (37)

Wellness

In recent years the Bank, like Swedish society as a whole, has seen its employees take more sick leave, particularly long-term leave.

During the year it therefore initiated a project, "Health Offensive," mainly to focus on factors for maintaining good health and to develop models for effective rehabilitation.

Sustainability and the environment

FöreningsSparbanken has a long tradition of environmental and sustainability work. It has always been strongly committed to the local community. Since its founding in the first half of the 19th century, the Bank's goal has been to offer financial services for broad-based groups while at the same time contributing to society's development. Environmental issues have been integrated into the Bank's business operations for several years. The Bank's environmental policy states that, "The Bank is sensitive to global environmental issues and its opportunity to directly or indirectly impact the environment."

FöreningsSparbanken's work with environmental and sustainability issues was broadened and extended in 2002. Over time its commitment has increasingly focused on what is called Corporate Social Responsibility, CSR.

In terms of values, the Bank's social commitment is expressed in the concept of accessibility and in its vision to be a bank for everyone, regardless of financial circumstances, ethnic background, gender, age, education level, physical limitations or where they live. The Bank makes itself available to everyone on their terms.

In concrete terms, FöreningsSparbanken maintains a strong local presence through its nationwide branch network, complemented by other channels such as the Internet or telephone. FöreningsSparbanken cooperates with various interest groups to increase the public's understanding of financial issues, including by arranging various types of education. The Bank also offers special services for the visually and hearing impaired. In a number of places, FöreningsSparbanken has established special multicultural branches to serve bank customers with various ethnic backgrounds. One example is the branch in Rosengård, outside Malmö, which provides services in 14 languages.

The Bank's social responsibility also means protecting human rights, including workplace conditions, and promoting proper business ethics. Co-determination, gender equality and other diversity issues are well anchored and integrated into the Bank's operations.

In 2002 the Bank decided to support the Global Compact, the UN's voluntary initiative for companies to support basic human rights, workplace conditions according to ILO Convention standards and the environment.

As part of its social commitment, the Bank supports a number of research projects involving social development. Through sponsorships, it also supports sporting, cultural and humanitarian activities.

In the annual Financial Barometer survey taken in 2002, FöreningsSparbanken was named by the Swedish public as the financial company it sees as taking its social responsibility most seriously.

Which of the following companies take their social responsibility most seriously?



Trygg Hansa
Folksam
FöreningsSparbanken
Handelsbanken
Ikano-banken
KPA
Länsförsäkringar Bank
Nordea
SEB
Skandiabanken
2
4
6
8
10
12
Percent

Source: Sifo:s Finansmonitor 2002

Sustainability and business

FöreningsSparbanken's commitment to sustainability issues has a direct tie to its long-term profitability. Focusing on sustainability issues increases customer loyalty and confidence in the Bank, while at the same time strengthening the brand. Sustainability work also helps in identifying new business opportunities, reducing risk and cutting operating expenses.

The FöreningsSparbanken share is included in a number of indexes devoted to sustainability. For the third consecutive year it was selected for inclusion in the Dow Jones Sustainability Index, DJSI, the world's most prominent index of its kind. In DJSI, the Bank was ranked as the third best bank in the world when it comes to sustainability work. As a result, the Bank's sustainability work also has a direct, positive impact on shareholder value and the performance of the share.

The concept of sustainability is closely tied to the Bank's approach to business ethics and morals. FöreningsSparbanken is a company steered by values. Its operations are based on a foundation of values that has taken shape since the Bank's founding in the early 19th century. As a result, it has been able to avoid the type of scandals that have drawn attention in the business world in recent years. The Bank's fundamental values serve as a guiding principle underscoring what is best for the company in all its endeavors.

Direct and indirect environmental impact

The operations of FöreningsSparbanken have both a direct and indirect impact on the environment. The direct impact is primarily from employees' business travel, the consumption of paper and electricity, and waste management.

Efforts to minimize the Bank's direct environmental impact have been intensified through the ISO project. In the same way, employees' understanding of this impact has increased as well, in part through the training provided in connection with that project. New forms for integrating environmental work into business operations have also been established.

The Bank's indirect environmental impact arises mainly through the products and services customers choose and how they interact with the Bank. The Bank can play a role by encouraging others to reduce their impact on the environment. It works with its indirect environmental impact primarily in the Lending, Savings and Payments business areas.

The Bank and ISO 14001

In 2002 the introduction of an environmental management system was continued and intensified, with the goal of having a system certified according to the international ISO 14001 standard in early 2003. In connection with the work on the management system and certification, comprehensive training was offered to all employees. All basic training has been led by instructors, which is unusual in instances when such a large number of people are trained in a short time. In addition, the training was coordinated and offered locally in various locations in the country. Environmental training has been followed up with two series of tests for employees via the Bank's intranet.

Products and services

The marketing of FöreningsSparbanken's products and services with an environmental and sustainability profile continued in 2002. Customer interest in ethically oriented investment products is steadily rising. Unions and other organizations in particular – many of which are customers of the Bank – are giving increasing priority to such issues.

As customers have requested, the Bank conducts social analyses in connection with its capital investments. Moreover, special environmental analyses are conducted when evaluating business loan applications.

Moreover, FöreningsSparbanken's various electronic banking products, "e-products," contribute in various ways to a positive environment, including by reducing cash handling and transports.

Business ethics

FöreningsSparbanken strives to maintain high ethical standards and morals in its business operations. The importance of this has increased in recent years, particularly in light of recent scandals. The scope of business ethics has been broadened to include areas such as money laundering, bribery and corruption.

FöreningsSparbanken has extensive guidelines and policies for handling these issues. Naturally, the Bank abides by applicable laws nationally and internationally.

A number of committees under the Board of Directors work with strategic issues involving sustainability and the environment. Shareholders and other interest groups also have the opportunity, in dialogue with the Bank, to express their ideas and suggestions.

Another aspect of ethics and morals is the company's support of financial transparency toward its stakeholders to avoid conflicts involving golden parachutes, bonus systems or other forms of compensation.

EMU

On September 14, 2003 the Swedish people will vote on membership in the European Monetary Union, EMU. If they vote yes, Sweden, as recommended by the government, will join the currency union on January 1, 2006. But the road there is a long one for the Bank, and many preparations have to be made.

Euro introduced

The year began with the final preparations by the first twelve EMU member states. The introduction of the euro went quickly and seemingly without a hitch. After only a few weeks nearly all cash transactions were being made in the new currency. FöreningsSparbanken also took part. Almost all its branches provided access to collection boxes for old foreign coins and banknotes. Through cooperation with the Swedish Red Cross and the Confederation of Swedish Enterprise, 45 tons of coins and banknotes worth approximately SEK 12 million were collected for charity.

Political timetable in Sweden

In January 2003 the government recommended that Sweden join EMU on January 1, 2006, provided that the Swedish people vote yes in the national referendum. At the same time euro banknotes and coins will be introduced to replace the krona.

Bank's preparations

One problem for the Bank is that relatively large resources have to be devoted to the changeover right away despite uncertainty whether the referendum will pass. Time, on the other hand, is not a problem, since the Swedish banking system expects to need between 24 and 30 months for preparation and the government is planning, with approval, to become a member in 2006.

The transition from Swedish kronor to euros involves extensive work. Unlike year 2000 preparations, EMU demands more resources from the Bank's business operations, particularly when it comes to information and communication. Everyone in the Bank and society, regardless of what they do, will be affected if Sweden joins EMU. To coordinate the Bank's work, an EMU program has therefore been created.

The key objectives of the EMU program are that:

◇ When introduced, the euro will be a fully functional currency physically and electronically for all units affected within the Group and for partly owned and independent savings banks.

◇ In preparations for EMU and during implementation of the euro, FöreningsSparbanken will act in a professional manner.

◇ The Bank's customers will perceive the switchover as problem-free through a smooth transition and competent personnel.

Transition work is divided into three important areas:

◇ Modification of routines. For example, all systems and routines have to be inventoried and modified to handle euro instead of kronor. Potential problems directly before and after ascension in 2006 particularly need to be analyzed. In addition, all written information on paper and in electronic channels has to be revised.

◇ The replacement of banknotes and coins means that Swedish kronor have to be taken out of circulation and be replaced by euros.

◇ Information, communication and training are essential for a smooth transition, since the introduction of the euro affects the whole society.

Of the above, the planning and analysis of consequences as well as information efforts have begun.

Financial consequences

If Sweden joins EMU, it would not benefit the Bank's earnings potential in the short term due to the elimination of its relatively extensive foreign exchange business in Swedish kronor.

EMU preparations also involve expenses. For example, the Bank's IT costs are expected to rise by approximately SEK 500 M over a two-year period.



IT at FöreningsSparbanken

Modern banking services contain a large element of Information Technology, IT. In fact, there is hardly a service that is not affected by some form of IT content. For years FöreningsSparbanken has been a leader in the development of new IT solutions in the banking sector.

In recent years IT operations at the Bank have more closely involved customers. Today customers interact directly with IT in their banking relationship. The Internet bank and developments in cards and payments are clear examples of this.

IT in the Bank's products and services simplifies banking for customers and improves efficiency for FöreningsSparbanken. That is why various efforts are being made to increase the IT content in the Bank's operations and in the process meet customer demand for modern products and services.

In the payments area, extensive preparations are being made for the transition to a new card standard based on chip technology. The transition to chip-based credit cards will significantly increase both customer benefit and security.

IT production – accessibility and efficiency

IT operations at FöreningsSparbanken are managed based on financial, efficiency accessibility and customer satisfaction parameters. Increased customer satisfaction is of course a high priority for the entire Bank. IT contributes by focusing on accessibility to the Bank's systems. The Bank should be accessible for customers every hour of the day and every day of the year.

Accessibility to the Bank's systems was good in 2002. And several measures were taken during the year to further increase stability. In some areas, volumes handled by the Bank's IT system have continued to rise.

To improve efficiency in the Bank's systems, an effort is under way to centralize various IT functions. This work was intensified last year. Among other things, portions of the IT operations of Swedbank Markets and Robur have been transferred to FöreningsSparbanken IT. Centralization will reduce costs and raise operating efficiency, among other things.

For the second consecutive year FöreningsSparbanken won a BMC Software SiteAngel Award for the best website among Nordic banks and insurance companies, further proof of the high level of accessibility to its systems. The decisive factors in the award were accessibility and response times.

Systems development

Extensive systems development was carried out during the year. Three specific areas have taken precedence. The first is the development of a new deposits ledger for FöreningsSparbanken and the partly owned and independent savings banks. Over 100 employees are currently working on this project.

The second major development project is preparing the Bank's systems for Sweden's possible membership in EMU and the transition to the euro.

A third, more comprehensive development area is utilization of the Bank's new IT infrastructure, which most importantly facilitates faster, more flexible product development. The Internet bank, for example, is being adapted to the new infrastructure. New web-based business services are also being developed.

So that FöreningsSparbanken will be able to meet future international capital adequacy requirements according to Basel II, new routines are being developed to measure credit, market and operational risks as well as for risk management.

Benchmarking

IT operations are measured and evaluated in external benchmarking studies and internal customer satisfaction surveys. Customer satisfaction again improved in 2002. In several international benchmarking comparisons, FöreningsSparbanken has ranked high. One example is the so-called Compass Survey, which showed that among Unix users FöreningsSparbanken compared well in 2002 in terms of efficiency. Of 100 IT producers around the world that were evaluated, FöreningsSparbanken's IT production finished in fourth place. The Bank's mainframe computer operations have previously ranked very high in similar Compass Surveys.

Security

Work is constantly under way at FöreningsSparbanken to increase IT security. Among other things, continued efforts are being made within the framework of the Bank's new IT infrastructure.

In 2002 the Bank did not incur any serious security breaches that impacted customers. Independent evaluations by the Financial Supervisory Authority, among others, have verified that the Bank maintains a high level of security.

Internet

In Internet banking, several efforts have been made to further improve user friendliness. One of the new functions that have been added to the Bank's online services is an electronic search and information engine, Ida, which was initially developed as part of a special Internet service for young adults.

Other new services have also been developed, including electronic bookkeeping. This service, not offered by any other Swedish Internet bank, has quickly made gains among small businesses. The new e-savings account, which offers one of the market's highest interest rates, has also quickly become popular.

The Internet bank continued to add new customers in 2002, passing 1.3 million at year-end.

A cooperation with charities for the handicapped has been established to facilitate banking services for the physically impaired.

New channels and functions

In addition to the new online banking services, a new IT-based support system for the Bank's financial advisors, new technology for customer communication and the BankID secure identification function were also developed in 2002. BankID can be used, besides banking, for contacts with government agencies and other organizations.

Priorities 2003

FöreningsSparbanken's efforts to further improve stability and accessibility in its IT systems will continue in 2003.

On the development side, the main priorities are the new ledger, EMU preparations and utilization of the Bank's new IT infrastructure for faster product development.

In 2002 FöreningsSparbanken gradually expanded its IT cooperation with Hansabank in the Baltic states. This will continue in 2003. The cooperation covers systems development as well as operations and production.

Board of Directors' report

FöreningsSparbanken consists of FöreningsSparbanken AB (publ) and its subsidiaries and associated companies. The Group's structure, with the Parent Company and the most important wholly and partly owned companies, is shown in the illustration below.

Notes 22 and 23 to the balance sheet contain a specification of the holdings of shares in associated companies and subsidiaries. A summary of the Group's financial development with key ratios, profit and loss accounts and balance sheets for the past five years is shown on pages 14 and 15.

Changes in accounting principles

The recommendations of the Swedish Financial Accounting Standards Council that entered into force on January 1, 2002 have been taken into account but have not had a significant impact. Reporting has been adapted to the Financial Supervisory Authority's amended valuation and disclosure rules for loan receivables. The amended rules, which apply as of 2002, have not resulted in a significant change in the loan portfolio's valuation. The new disclosure requirements are indicated on pages 72 and 73 and in Notes 11 and 12. Comparative figures have been restated.

Operational profit and loss account

In addition to the profit and loss account prepared in accordance with the regulations of the Financial Supervisory Authority, FöreningsSparbanken's interim reports and annual report contain an operational profit and loss account. The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared in accordance with the regulations of the Financial Supervisory Authority, except that the respective items for insurance operations are integrated in the income and expenses of the other operations. A bridge between the two profit and loss accounts is shown on page 61. Descriptions in the running text of this Board of Directors' report are based on the operational profit and loss account unless indicated otherwise. The business area report is also based on the operational figures.

CHANGES IN THE GROUP STRUCTURE

Acquisition of HSB Bank

At the end of the year FöreningsSparbanken acquired the remaining shares in HSB Bank AB from HSB Sverige. The purchase price was SEK 514 M. Prior to the acquisition, FöreningsSparbanken owned 9.1 percent of the



FÖRENINGSSPARBANKEN AB
AB Spintab
Robur AB
Förenings-Sparbanken Finans AB
Förenings-Sparbanken Administration AB
Swedbank Luxemburg S.A.
Sparia Försäkrings AB
Kund-inkasso AB K.I.A.B.
Förenings-Sparbanken Juristbyrå AB
HSB Bank AB
Förenings-Sparbanken Jordbrukskredit AB
Robur Försäkring AB
Förenings-Sparbanken Fastighetsbyrå AB
Förenings-Sparbanken Kapitalförvaltning AB
FI-Holding A/S (69.7%)
FöreningsSparbanken Öland AB (60%)
AS Hansapank (59.71%)
Eskilstuna Rekarne Sparbank AB (50%)
Bergslagens Sparbank AB (48%)
Förenings-Sparbanken Sjuhärad AB (47.5%)
Förenings-Sparbanken Söderhamn AB (40%)
Vimmerby Sparbank AB (40%)
Färs & Frosta Sparbank AB (30%)
SpareBank 1 Gruppen AS (25%)
Aktia Sparbank Abp (24.39%)
Babs Paylink AB (49%)
First Securities ASA (33.3%)
Allround AB (30%)
Värdepapperscentralen VPC AB (24.65%)

shares in HSB Bank. HSB Bank, which had total assets of SEK 10.7 billion, is consolidated in the Förenings-Sparbanken Group's balance sheet as of December 31, 2002 and in its profit and loss account as of January 2003.

HSB Bank SEK M	2002	2001	2000	1999	1998
Income	191	169	157	149	135
Expenses	– 125	– 120	– 104	– 94	– 95
Operating profit before loan losses	66	49	53	55	40
Loan losses	– 4	– 1	– 3	– 3	0
Writedown of receivables in connection with acquisition	– 110				
Operating profit	– 48	48	50	52	40
Total assets	10,685	10,054	8,836	8,658	8,094
Loans to the public	8,467	7,365	5,578	4,299	3,138
Deposits and borrowings from the public	9,159	8,526	7,882	7,780	7,428
Shareholders' equity	504	508	491	468	462
Return on equity, %	neg	9.6	10.1	10.7	9.1
No. of employees	99	92	77	71	64
No. of branches	1	1	1	1	1

FöreningsSparbanken's ownership interest, Dec. 31, 2002: 100 percent.

HSB Bank has around 170,000 retail customers, primarily in mortgage savings and lending. A large number of condominium associations are also customers of HSB Bank. No changes in HSB's product range are planned for the foreseeable future.

Acquisition of shares in First Securities AS

In June FöreningsSparbanken acquired 33.3 percent of the shares in First Securities AS for SEK 200 M. Regulatory approval was received in July. Following the acquisition, FöreningsSparbanken, SpareBank 1 Gruppen and the employees of First Securities each own one third of the shares in the company. FöreningsSparbanken also has an option to raise its interest to 51 percent after three years.

First Securities is the leading local brokerage firm in Norway. Its activities include stock brokerage, corporate finance and trading in fixed income securities. In 2002 First Securities had a market share of 7.6 percent of the Oslo Stock Exchange's volume.

AS Hansapank

In February 2002 FöreningsSparbanken acquired an additional 2.4 percent of the shares in AS Hansapank of Estonia and subsequently owns 59.7 percent. The shares were sold by the European Bank for Reconstruction and Development, EBRD, for 12.30 euros per share, or a total of SEK 214 M.

FI-Holding A/S

FöreningsSparbanken is the majority owner in Denmark's FI-Holding (which in turn owns 99.8 percent of FIH) and in February 2002 acquired an additional 2.5 percent of the shares, thereby increasing its holding from 67.2 percent to 69.7 percent. FöreningsSparbanken paid SEK 222 M for the shares. The terms of the option agreement between FöreningsSparbanken and the other shareholders in FI-Holding are described in Note 23.

SpareBank 1 Gruppen AS

In 2002 FöreningsSparbanken participated in two share issues and increased its investment in Sparebank 1 Gruppen A/S by a total of SEK 225 M. Its ownership interest remains unchanged at 25 percent. The new share issues were floated due to Sparebank 1 Gruppen's need for additional capital following substantial losses and goodwill write-offs during the year.

During the year FöreningsSparbanken AB wrote down its shareholding in Sparebank 1 Gruppen A/S by SEK 597 M to SEK 817 M.

OTHER IMPORTANT CHANGES IN 2002

Changes in the branch network

As an element in its continued cooperation with the independent savings banks and partly owned banks, FöreningsSparbanken sold three branches to such banks during the year. An additional 13 branches were consolidated or closed. Following these changes FöreningsSparbanken AB had 537 branches (553) as of year-end 2002. The partly owned banks in Sweden had 63 branches (69) and HSB Bank one branch as of the same date. FIH had 6 branches (5) in Denmark, while Hansabank had 306 branches (393) in the Baltic states.

Allocation to employee profit-sharing fund

When FöreningsSparbanken's return on equity exceeds a weighted average for large, publicly listed Nordic banks, the Board of Directors may recommend an allocation to the employee profit-sharing fund, Kopparmyntet.

During the year a restriction was introduced that governs whether any allocations will be made to the profit-sharing fund. The rule states that, regardless of the difference in returns with comparable banks, FöreningsSparbanken must meet a minimum return on equity of 10 percent before an allocation can be made to Kopparmyntet. The lowest possible return for the maximum allocation, 1.5 basic amounts, or currently approximately SEK 56,000 per full-time employee, is 20 percent. For returns of between 10 and 20 percent, a scale proportionately determines the possible allocation.

A rule was introduced for the years 2002, 2003 and 2004 whereby half of the return-based allocation is conditional on FöreningsSparbanken's market share for new savings, net, reaching or exceeding 20 percent for 2002, 22 percent for 2003 and 25 percent for 2004.

In view of the Group's profit and return on equity in 2002, an allocation was made in the year-end accounts for transfer to Kopparmyntet. The expense amounted to SEK 99 M excluding and SEK 123 M including a special employer's contribution of 24.26 percent, or approximately SEK 10,200 per employee. Net profit for the year was also charged with expenses for profit shares in Hansabank of SEK 146 M (114). In total, profit-sharing expenses amounted to SEK 269 M (396).

Carl Eric Stålberg proposed as new Executive Chairman

Göran Collert will step down as Chairman of FöreningsSparbanken at the Annual General Meeting on April 10, 2003. The Nominating Committee has proposed that he be named Honorary Chairman and serve as an advisor to the new Chairman. The Nominating Committee unanimously proposes Carl Eric Stålberg, First Deputy Chairman of the Bank's Board, as the new Executive Chairman. His nomination is supported by all major shareholders. Carl Eric Stålberg worked as an executive for the Swedish savings banks in 1975-1996, lastly as Chief Financial Officer of Sparbanken Sverige, where he was responsible for its stock market listing. He then served as CEO of JM AB, a position he left in November 2002. From January 1 until the Annual General Meeting in April 2003 Carl Eric Stålberg will serve as Executive Deputy Chairman of FöreningsSparbanken.

HIGHLIGHTS AFTER DECEMBER 31, 2002

Acquisition of EnterCard and new cooperation agreement with SpareBank 1 Gruppen of Norway

In February 2003 FöreningsSparbanken reached an agreement to acquire SpareBank 1 Gruppen's 65 percent holding of shares in EnterCard AS for approximately SEK 165 M. The acquisition of EnterCard requires regulatory approval. EnterCard issues credit cards and administers debit cards for 110 Norwegian banks. It offers around 20 credit and debit cards with different functions and features. For FöreningsSparbanken, the acquisition allows it to turn its energies to the Norwegian market, which is undergoing major change. Card and payment services are a strong, important business and a significant priority moving forward.

The acquisition of EnterCard is part of a new cooperation agreement between FöreningsSparbanken, Sparebank 1 Gruppen and its other part-owners. The agreement replaces a previous one terminated by FöreningsSparbanken in December 2001. The new agreement provides opportunities for greater cooperation in a number of business areas as well as in IT. The aim is to proceed with separate agreements on expanded cooperation in areas other than cards and payment services.

Disposal of Marakanda

In January 2003 FöreningsSparbanken sold its shareholding in the e-commerce company Marakanda to book value.

Profit and loss account, bridge between operational and legal

Group	2002			2001		
SEK M	Operational	Adjustment	Legal	Operational	Adjustment	Legal
Interest receivable	52,013	– 56	51,957	55,535	– 84	55,451
Interest payable *	– 36,464	– 83	– 36,547	– 40,519	– 55	– 40,574
NET INTEREST INCOME	**15,549**	**– 139**	**15,410**	**15,016**	**– 139**	**14,877**
Dividends received	90	– 1	89	148	– 5	143
Payment processing commissions	2,727	1	2,728	2,557		2,557
Securities commissions	2,919	– 359	2,560	3,399	– 441	2,958
Other	1,912	– 92	1,820	1,786	– 84	1,702
TOTAL COMMISSIONS RECEIVABLE	**7,558**	**– 450**	**7,108**	**7,742**	**– 525**	**7,217**
Payment processing commissions	– 964		– 964	– 892		– 892
Securities commissions	– 144		– 144	– 173		– 173
Other	– 686	109	– 577	– 605	118	– 487
TOTAL COMMISSIONS PAYABLE	**– 1,794**	**109**	**– 1,685**	**– 1,670**	**118**	**– 1,552**
NET COMMISSION INCOME	**5,764**	**– 341**	**5,423**	**6,072**	**– 407**	**5,665**
NET PROFIT ON FINANCIAL OPERATIONS	**441**	**25**	**466**	**1,110**	**19**	**1,129**
Capital gains, financial fixed assets	12		12	11		11
IT services	734		734	661		661
Other operating income	411	– 31	380	391	– 31	360
OTHER OPERATING INCOME	**1,157**	**– 31**	**1,126**	**1,063**	**– 31**	**1,032**
TOTAL INCOME	**23,001**	**– 487**	**22,514**	**23,409**	**– 563**	**22,846**
Staff costs	– 7,005	53	– 6,952	– 6,614	86	– 6,528
Rents, other expenses for premises	– 1,080	1	– 1,079	– 1,049	8	– 1,041
IT expenses	– 1,257	17	– 1,240	– 1,421	20	– 1,401
Telecommunications, postage	– 439	7	– 432	– 452	7	– 445
Consulting and outside services	– 650	56	– 594	– 873	27	– 846
Advertising, public relations, marketing	– 401	5	– 396	– 498	6	– 492
Other administrative expenses	– 1,405	– 23	– 1,428	– 1,367	– 6	– 1,373
Other overhead expenses	– 47	– 115	– 162	– 213	12	– 201
TOTAL ADMINISTRATIVE EXPENSES	**– 12,284**	**1**	**– 12,283**	**– 12,487**	**160**	**– 12,327**
Depreciation/amortization and write-down of tangible and intangible fixed assets	– 1,414	4	– 1,410	– 1,407	10	– 1,397
TOTAL EXPENSES	**– 13,698**	**5**	**– 13,693**	**– 13,894**	**170**	**– 13,724**
PROFIT BEFORE LOAN LOSSES	**9,303**	**– 482**	**8,821**	**9,515**	**– 393**	**9,122**
Loan losses, net	– 1,601		– 1,601	– 1,313		– 1,313
Change in value of property taken over	– 2		– 2	– 24		– 24
Write-down of financial fixed assets	– 264		– 264	– 10		– 10
Share of profit/loss of associated companies	– 588		– 588	– 129		– 129
OPERATING PROFIT	**6,848**	**– 482**	**6,366**	**8,039**	**– 393**	**7,646**
Operating profit in insurance operations		482	482		393	393
PROFIT BEFORE APPROPRIATIONS AND TAXES	**6,848**		**6,848**	**8,039**		**8,039**
* of which, charge for deposit guarantee	– 88		– 88	– 91		– 91

As of the 2001 financial year insurance companies whose assets do not exceed 20 percent of the Group's assets are consolidated in a simplified manner. This means that the insurance operations' results are reported on a separate line in the legal profit and loss account and that their assets and liabilities are reported separately in the consolidated balance sheet.

The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the respective items for insurance operations are integrated in the income and expenses of the other operations. A bridge between the operational and legal profit and loss accounts is shown above.

The figures in the "Adjustment" columns are inverted and indicate the share of consolidated profit and loss items represented by the insurance companies. The largest share pertains to Robur Försäkring.

The descriptions in the running text of the Board of Directors' report are based on the operational profit and loss account unless indicated otherwise. The business area report is also based on the operational figures.

Business area report

The business area report groups profit and volume by FöreningsSparbanken's main operating areas.

Market-based compensation is applied between business areas. All IT, Support and Group Staff costs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Group goodwill, including the effect on profit, financial expense and amortization, is allocated to each respective business area.

The return on equity for the business areas is based on operating profit less estimated tax and minority interests in relation to allocated shareholders' equity.

Consolidated operating profit by business area



Percent
80
70
60
50
40
30
20
10
0
2001
2002
Retail Banking
Swedbank Markets
Asset Management and Insurance
International Banking
Treasury Management

Retail Banking

Profit trend, Retail Banking SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	11,308	11,123	2,882	2,857	2,849	2,720
Net commission income	2,948	3,296	699	698	779	772
Net profit on financial operations	112	147	25	40	26	21
Other income	810	577	219	171	190	230
INCOME	**15,178**	**15,143**	**3,825**	**3,766**	**3,844**	**3,743**
Staff costs	– 3,947	– 3,734	– 1,059	– 961	– 982	– 945
IT expenses	– 1,310	– 1,358	– 342	– 311	– 325	– 332
Other expenses	– 3,086	– 3,040	– 862	– 707	– 802	– 715
Depreciation/amortization	– 392	– 384	– 96	– 98	– 99	– 99
EXPENSES	**– 8,735**	**– 8,516**	**– 2,359**	**– 2,077**	**– 2,208**	**– 2,091**
PROFIT BEFORE LOAN LOSSES	**6,443**	**6,627**	**1,466**	**1,689**	**1,636**	**1,652**
Loan losses	– 1,139	– 1,050	– 232	– 250	– 300	– 357
Share of profit/loss of associated companies	– 146	– 31	– 19	– 103	– 18	– 6
OPERATING PROFIT	**5,158**	**5,546**	**1,215**	**1,336**	**1,318**	**1,289**
Tax	– 1,499	– 1,553	– 365	– 404	– 369	– 361
Minority interests	– 4	– 5	0	– 1	– 2	– 1
PROFIT AFTER TAX	**3,655**	**3,988**	**850**	**931**	**947**	**927**
Allocated equity	19,076	17,229	19,076	19,076	19,076	19,076
Return on allocated equity, %	19.2	23.1	17.8	19.5	19.9	19.4
No. of employees	7,222	7,169	7,222	7,150	7,142	7,117
Risk-weighted volume, SEK bn	346	321	346	335	331	325
Business volumes, SEK bn						
Lending *	534	499	534	516	511	504
Deposits **	219	196	219	216	213	206
Mutual funds & insurance	142	180	142	135	156	180
Other investment volume	6	5	6	6	5	5

* Of which HSB Bank SEK 8 billion.
** Of which HSB Bank SEK 9 billion.

Retail Banking includes customer responsibility for private customers, small and medium-size businesses, organizations, municipalities and county councils in Sweden as well as the Bank's other distribution channels: branches, ATM's, the Swedish telephone and Internet banks, the Lending business area, the Payments business area, Bank deposits, E-business (Firstviewbank in Denmark is included in Other in 2001), partly owned Swedish banks and private banking operations in Luxembourg.

Profit trend

Income rose by SEK 35 M compared with the previous year. Net interest income rose by SEK 185 M or 2 percent primarily due to higher lending and deposit volumes. Interest margins declined, however, primarily in deposits. Net commission income declined by SEK 348 M or 11 percent, primarily due to lower income from mutual fund and insurance savings and securities trading. Payment services continued to develop well. Other income included a capital gain of SEK 97 M on the sale of the branch operations in Gällivare to Sparbanken Nord. Expenses rose by SEK 219 M or 3 percent compared with the previous year.

Expenses include a charge of SEK 238 M for the business area's share of the personnel reduction program.

Loan losses rose by SEK 89 M or 8 percent. The share of the profit/loss of associated companies declined by SEK 115 M. The decline includes the write-off of the shareholding in the e-commerce company Marakanda of SEK 108 M and an additional SEK 30 M in liquidation costs.

Operating profit for the full-year 2002 was SEK 5,158 M (5,546). The return on allocated equity fell to 19 percent (23).

Swedbank Markets

Profit trend, Swedbank Markets

SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	827	857	305	165	223	134
Net commission income	634	613	195	159	148	132
Net profit on financial operations	132	628	52	59	- 169	190
Other income	49	28	12	11	15	11
INCOME	**1,642**	**2,126**	**564**	**394**	**217**	**467**
Staff costs	- 591	- 568	- 159	- 141	- 144	- 147
IT expenses	- 240	- 257	- 66	- 57	- 63	- 54
Other expenses	- 358	- 380	- 102	- 78	- 91	- 87
Depreciation/amortization	- 20	- 20	- 4	- 5	- 6	- 5
EXPENSES	**- 1,209**	**- 1,225**	**- 331**	**- 281**	**- 304**	**- 293**
PROFIT BEFORE LOAN LOSSES	**433**	**901**	**233**	**113**	**- 87**	**174**
Loan losses	- 73	- 2	- 11	1	- 63	0
Share of profit/loss of associated companies	- 13	- 5	0	- 1	- 5	- 7
OPERATING PROFIT	**347**	**894**	**222**	**113**	**- 155**	**167**
Tax	- 97	- 250	- 62	- 32	44	- 47
PROFIT AFTER TAX	**250**	**644**	**160**	**81**	**- 111**	**120**
Allocated equity	3,540	3,682	3,540	3,540	3,540	3,540
Return on allocated equity, %	7.1	17.5	18.1	9.2	neg	13.6
No. of employees	556	589	556	580	581	583
Risk-weighted volume, SEK bn	59	72	59	68	68	70
Business volumes, SEK bn						
Lending	36	39	36	39	36	40
Deposits	2	2	2	2	2	2
Mutual funds & insurance	1	1	1	0	1	1

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations as well as for large companies and financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

Profit trend

Income declined by SEK 484 M or 23 percent compared with the previous year. The large part of the decline is attributable to Merchant Banking, which was adversely affected by changes in exchange rates during the second quarter. Merchant Banking's underlying earnings capacity remains good, however.

Market conditions for Investment Banking were difficult in 2002, and profitability was unsatisfactory. Expenses were reduced during the year to adjust to a lower income level. Profit was charged with personnel reduction expenses of SEK 28 M.

Swedbank Markets reported loan losses of SEK 73 M, of which SEK 63 M relates to a single provision for commitments in Argentina.

Operating profit of SEK 347 M was SEK 547 M or 61 percent lower than the previous year. The return on allocated equity fell to 7 percent (17).

Asset Management and Insurance

Profit trend, Asset Management and Insurance SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	74	80	13	19	20	22
Net commission income	1,209	1,412	293	262	312	342
Net profit on financial operations	11	3	10	2	0	- 1
Other income	30	26	8	7	8	7
INCOME	**1,324**	**1,521**	**324**	**290**	**340**	**370**
Staff costs	- 257	- 271	- 42	- 67	- 75	- 73
IT expenses	- 63	- 88	- 22	- 16	- 12	- 13
Other expenses	- 242	- 276	- 65	- 59	- 59	- 59
Depreciation/amortization	- 247	- 247	- 62	- 61	- 62	- 62
EXPENSES	**- 809**	**- 882**	**- 191**	**- 203**	**- 208**	**- 207**
PROFIT BEFORE LOAN LOSSES	**515**	**639**	**133**	**87**	**132**	**163**
OPERATING PROFIT	**515**	**639**	**133**	**87**	**132**	**163**
Tax	- 144	- 179	- 37	- 24	- 37	- 46
PROFIT AFTER TAX	**371**	**460**	**96**	**63**	**95**	**117**
Allocated equity	1,971	2,182	1,971	1,971	1,971	1,971
Return on allocated equity, %	18.8	21.1	19.5	12.8	19.3	23.7
No. of employees	282	284	282	279	277	283
Business volumes, SEK bn						
Mutual funds & insurance	206	266	206	195	226	265
Other investment volume	20	23	20	19	21	21

Asset Management and Insurance comprises the Savings business area, excluding bank deposits in the Swedish branch operations. This includes the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Profit trend

Income decreased by SEK 197 M or 13 percent compared with the previous year, mainly due to lower asset volumes following the downturn in the stock market.

Expenses declined by SEK 73 M or 8 percent owing to lower computer expenses, costs for premises and performance-related compensation.

Operating profit amounted to SEK 515 M, which was SEK 124 M or 19 percent lower than in 2001. The return on allocated equity fell to 19 percent (21).

International Banking

Profit trend, International Banking SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	2,972	2,638	695	791	760	726
Net commission income	866	696	256	216	206	188
Net profit on financial operations	241	267	107	58	14	62
Other income	219	210	44	48	90	37
INCOME	**4,298**	**3,811**	**1,102**	**1,113**	**1,070**	**1,013**
Staff costs	– 1,005	– 843	– 257	– 240	– 253	– 255
IT expenses	– 148	– 114	– 39	– 37	– 38	– 34
Other expenses	– 581	– 486	– 187	– 123	– 138	– 133
Depreciation/amortization	– 577	– 585	– 122	– 140	– 161	– 154
EXPENSES	**– 2,311**	**– 2,028**	**– 605**	**– 540**	**– 590**	**– 576**
PROFIT BEFORE LOAN LOSSES	**1,987**	**1,783**	**497**	**573**	**480**	**437**
Loan losses	– 130	– 146	– 58	– 30	– 11	– 31
Share of profit/loss of associated companies	– 444	– 112	– 106	– 280	– 45	– 13
OPERATING PROFIT	**1,413**	**1,525**	**333**	**263**	**424**	**393**
Tax	– 212	– 208	– 23	– 40	– 88	– 61
Minority interests	– 638	– 607	– 167	– 187	– 147	– 137
PROFIT AFTER TAX	**563**	**710**	**143**	**36**	**189**	**195**
Allocated equity	8,523	7,320	8,523	8,523	8,523	8,523
Return on allocated equity, %	6.6	9.7	6.7	1.7	8.9	9.2
No. of employees	5,901	6,541	5,901	6,006	6,248	6,322
Risk-weighted volume, SEK bn	150	141	150	146	146	139
Business volumes, SEK bn						
Lending	100	97	100	99	96	94
Deposits	33	31	33	31	31	31

International Banking includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark and FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Profit trend

Income rose by SEK 487 M or 13 percent from the previous year. Of the increase, Hansabank accounted for SEK 389 M, in part as a result of the acquisition of LTB in Lithuania in June 2001. FI-Holding's income rose by SEK 85 M.

Expenses rose by SEK 283 M or 14 percent. Of the increase, Hansabank accounted for SEK 238 M and FI-Holding for SEK 30 M.

Loan losses decreased by SEK 16 M, primarily attributable to Hansabank.

The share of associated companies' aggregate loss rose by SEK 332 M, of which SEK 397 M relates to SpareBank 1 Gruppen and SEK 18 M to Aktia.

Operating profit amounted to SEK 1,413 M, which was SEK 112 M or 7 percent lower than in 2001. The lower operating profit was affected by the share of SpareBank 1 Gruppen's loss, which amounted to SEK 564 M.

The return on allocated equity fell to 7 percent (10) in 2002. For Hansabank, the return was unchanged at 21 percent, while for FI-Holding it rose to 10 percent.

Treasury Management

Profit trend, Treasury Management SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	610	387	132	107	211	160
Net commission income	– 26	– 25	– 7	– 6	– 8	– 5
Net profit on financial operations	– 22	132	4	16	– 23	– 19
Other income	26	45	1	0	29	– 4
INCOME	**588**	**539**	**130**	**117**	**209**	**132**
Staff costs	– 13	– 14	– 4	– 3	– 3	– 3
IT expenses	– 7	– 1	– 2	– 2	– 3	0
Other expenses	– 29	– 26	– 15	– 4	– 4	– 6
Depreciation/amortization	0	0	0	0	0	0
EXPENSES	**– 49**	**– 41**	**– 21**	**– 9**	**– 10**	**– 9**
PROFIT BEFORE LOAN LOSSES	**539**	**498**	**109**	**108**	**199**	**123**
Write-off of financial fixed assets	– 264			– 264		
OPERATING PROFIT	**275**	**498**	**109**	**– 156**	**199**	**123**
Tax	– 151	– 139	– 31	– 30	– 56	– 34
PROFIT AFTER TAX	**124**	**359**	**78**	**– 186**	**143**	**89**
Allocated equity	1,307	1,313	1,307	1,307	1,307	1,307
Return on allocated equity, %	9.5	27.3	23.9	neg	43.8	27.2
No. of employees	18	18	18	18	16	16
Risk-weighted volume, SEK bn	7	7	7	8	7	5
Business volumes, SEK bn						
Lending	1	1	1	1	1	0
Other investment volume	8	7	8	8	7	7

The business area includes Treasury Management in Sweden (the Parent Company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury Management in Sweden is responsible for long-term funding, including funding for mortgage operations, the Bank's strategic short- and long-term portfolios, and certain other shareholdings, such as the holdings in Erste Bank and OM.

Profit trend

Income rose by SEK 49 M or 9 percent from the previous year. Expenses rose by SEK 8 M.

Operating profit was charged with the write-off of shares in OM of SEK 264 M. Before the write-off, profit for the year was SEK 539 M, which was SEK 41 M or 8 percent better than in 2001.

The return on allocated equity fell to 10 percent (27).

Other

Profit trend, Other SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	– 258	– 89	– 143	– 12	– 160	57
Net commission income	153	179	1	35	71	46
Net profit on financial operations	– 33	– 12	– 8	6	– 21	– 10
Other income	2,684	2,710	678	639	659	708
INCOME	**2,546**	**2,788**	**528**	**668**	**549**	**801**
Staff costs	– 1,253	– 1,229	– 283	– 308	– 320	– 342
IT expenses	– 677	– 903	– 160	– 177	– 155	– 185
Other expenses	– 1,052	– 1,418	– 149	– 300	– 235	– 368
Depreciation/amortization	– 178	– 171	– 41	– 46	– 44	– 47
EXPENSES	**– 3,160**	**– 3,721**	**– 633**	**– 831**	**– 754**	**– 942**
PROFIT BEFORE LOAN LOSSES	**– 614**	**– 933**	**– 105**	**– 163**	**– 205**	**– 141**
Loan losse	– 261	– 139	– 59	– 96	– 59	– 47
Write-down of financial fixed assets		– 10				
Share of profit/loss of associated companies	15	19	0	4	6	5
OPERATING PROFIT	**– 860**	**– 1,063**	**– 164**	**– 255**	**– 258**	**– 183**
Appropriations	– 76	– 87	– 25	– 13	– 22	– 16
Tax	120	206	9	53	68	– 10
Minority interests	5	– 13	– 1	4	4	– 2
PROFIT AFTER TAX	**– 811**	**– 957**	**– 181**	**– 211**	**– 208**	**– 211**
Allocated equity	163	325	163	163	163	163
Risk-weighted volume, SEK bn	3	7	3	2	4	6
No. of employees	1,489	1,467	1,489	1,428	1,447	1,465
Business volumes, SEK bn						
Lending	2	4	2	3	5	4

Other comprises income and expenses that do not fall under any of the business areas. This includes IT and computer services for independent savings banks and partly owned banks, Group Staffs, the support organization and FöreningsSparbanken Fastighetsbyrå (real estate brokerage). Other also includes central provisions for loan losses that are not reported by units with customer responsibility. Costs for the cancelled merger with SEB and the Internet bank Firstviewbank in Denmark are also included in 2001.

Expenses

Expenses decreased by SEK 561 M or 15 percent mainly due to lower insurance and computer expenses in 2002 and the fact that the previous year was affected by the costs for the cancelled merger with SEB and liquidation of the Danish Internet bank Firstviewbank.

Group-wide loan loss provisions that are not reported by any other business area rose by SEK 122 M to SEK 261 M.

Eliminations

Profit trend, Eliminations SEK M	2002 Jan-Dec	2001 Jan-Dec	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Net interest income	16	20	2	3	5	6
Net commission income	– 20	– 99	2	5	– 29	2
Net profit on financial operations	0	– 55	– 2	2	0	0
Other income	– 2,571	– 2,385	– 685	– 609	– 614	– 663
INCOME	**– 2,575**	**– 2,519**	**– 683**	**– 599**	**– 638**	**– 655**
Staff costs	61	45	18	16	14	13
IT expenses	1,188	1,300	290	294	306	298
Other expenses	1,326	1,174	375	289	318	344
EXPENSES	**2,575**	**2,519**	**683**	**599**	**638**	**655**
Business volumes, SEK bn						
Mutual funds & insurance	– 143	– 181	– 143	– 135	– 157	– 181
Other investment volume	– 6	– 5	– 6	– 6	– 5	– 5

Financial analysis

Profit trend

The Group's operating profit for 2002 amounted to SEK 6,848 M (8,039). The return on equity was 11.2 percent (14.7), while earnings per share amounted to SEK 7.87 (9.86).

For the year as a whole, profit was affected positively by volume growth in deposits and borrowings from and loans to the public in Retail Banking as well as the profit increase in Hansabank. Margins on deposits and borrowings from the public in Sweden, decreased, however. Securities and currency income in Swedbank Markets and Asset Management and Insurance declined. The loan loss level rose slightly, to 0.23 percent (0.21). The share of profit/loss of associated companies was negatively affected by SpareBank 1 Gruppen in Norway and Marakanda.

Operating profit in the Bank amounted to SEK 4,160 M (5,640). The decrease is primarily due to lower securities- and currency-related income, higher loan losses and the write-down of financial fixed assets. Operating profit in Spintab amounted to SEK 3,839 M (3,487), FöreningsSparbanken Finans SEK 337 M (289), Robur (including Robur Försäkring) to SEK 734 M (869), and Kundinkasso SEK 301 M (257). Operating profit in FI-Holding amounted to SEK 945 M (903), while Hansabank's operating profit rose by SEK 134 M to SEK 1,173 M (1,039).

Net interest income

The Group's net interest rose during the year by SEK 533 M or 4 percent to SEK 15,549 M (15,016). Strong volume growth for Spintab's mortgage lending raised net interest income by slightly over SEK 240 M. Increased deposits in the Swedish branch operations also raised net interest income, by slightly over SEK 220 M, while lower deposit margins, because of increased interest rates on customer deposits, affected net interest income

Interest rate


Percent
12
8
4
0
3-month
10-year
1995
1996
1997
1998
1999
2000
2001
2002

negatively by SEK 460 M. Net interest income in Hansabank rose by SEK 262 M, primarily through volume growth. Net interest income in Treasury Management rose by SEK 223 M

The Group's interest margin was 1.43 percent (1.38) and its investment margin 1.58 percent (1.54). The corresponding margins for the Spintab Group were 1.01 percent (1.02) and 1.22 percent (1.22).

Dividends received

Dividends received amounted to SEK 90 M (148). Dividends from Swedbank Markets' trading portfolio and OM decreased from the previous year.

Net commission income

Net commission income was SEK 5,764 M (6,072). Net commission income from payment services developed positively, rising by SEK 99 M. Due to lower market volume and declining stock prices, brokerage commissions fell by SEK 145 M and asset management commissions by SEK 401 M.

Net profit on financial operations

Net profit on financial operations amounted to SEK 441 M (1,110) during the year. Profit from stock trading

Quarterly trend in Group profit

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001
Net interest income	3,886	3,930	3,908	3,825	3,815
Net commissions	1,439	1,369	1,479	1,477	1,486
Net profit on financial operations	188	183	– 173	243	148
Other income	277	267	377	326	319
TOTAL INCOME	**5,790**	**5,749**	**5,591**	**5,871**	**5,768**
Staff costs	– 1,786	– 1,704	– 1,763	– 1,752	1,745
Other expenses	– 1,671	– 1,638	– 1,673	– 1,711	1,823
TOTAL EXPENSES	**– 3,457**	**– 3,342**	**– 3,436**	**– 3,463**	**3,568**
PROFIT BEFORE LOAN LOSSES	**2,333**	**2,407**	**2,155**	**2,408**	**2,200**
Loan losses including change in value	– 360	– 375	– 433	– 435	– 459
Write-down of financial fixed assets		– 264			– 10
Share of profit/loss of associated companies	– 125	– 380	– 62	– 21	– 54
OPERATING PROFIT	**1,848**	**1,388**	**1,660**	**1,952**	**1,677**

declined by SEK 81 M, while profit from trading in fixed income securities and other financial instruments fell SEK 68 M. Income from foreign exchange operations declined by SEK 519 M, mainly due to the decline in the value of the U.S. dollar against the Swedish krona during the second quarter.

Other income

Other income during the year amounted to SEK 1,157 M (1,063) and includes a capital gain of SEK 97 M on the sale of the branch operations in Gällivare to Sparbanken Nord during the first quarter of 2002.

Expenses

The Group's expenses decreased to SEK 13,698 M (13,894) during the year. Expenses in the Swedish operations declined by 4 percent or SEK 471 M, from SEK 11,880 M to SEK 11,409 M. The increase in other areas of the Group is attributable in part to the acquisition of Lithuania's LTB, now Hansa LTB, in June 2001.

Staff costs

Staff costs amounted to SEK 7,005 M (6,614). The increase is due to the cost of the current personnel reduction program, which resulted in a charge of approximately SEK 300 M against profit. A contractual pension agreement was reached in 2002 with around 400 employees. A number of employees have received support with new jobs in and outside the bank. The personnel reduction program will proceed according to plan in 2003 and is expected to reduce staff costs by SEK 100 M in 2003 and SEK 200 M annually from 2004. In Hansabank, staff costs rose by nearly SEK 150 M, partly due to the acquisition of LTB and around 3,000 employees. Salary increases in the Swedish operations raised expenses by slightly over SEK 200 M.

Staff costs were charged SEK 269 M (396) for costs for the Group's profit-sharing plan.

The number of employees decreased by 600 to 15,468 (16,068) at year-end. The acquisition of HSB Bank added 99 employees.

Change in the number of employees	2002	2001
Permanent employees	9,081	9,029
HSB Bank	99	
Temporary employees	393	502
SUBTOTAL	**9,573**	**9,531**
Hansabank	5,744	6,387
FI-Holding	151	150
TOTAL	**15,468**	**16,068**

Other administrative expenses

Expenses for premises and rents amounted to SEK 1,080 M (1,049) and thus remained largely unchanged.

IT expenses for the year, after deducting IT-related income from independent savings banks and partly owned banks, amounted to SEK 2,223 M (2,240). The corresponding expense in the Swedish operations was SEK 1,929 M (2,018).

Computer expenses decreased by SEK 164 M during the year to SEK 1,257 M (1,421). IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation.

Consulting expenses, which were affected in the previous year by merger costs, declined by SEK 161 M. Marketing expenses decreased by SEK 97 M. Due to a change in formulas in current regulations, an actuarial reserve of SEK 138 M in the Group's insurance company was dissolved, reducing expenses by a corresponding amount.

Depreciation/amortization and write-down of tangible and intangible assets

The depreciation/amortization and write-down of tangible and intangible assets was largely unchanged, amounting to SEK 1,414 M (1,407). Amortization of goodwill decreased by SEK 30 M as the goodwill that arose in Hansabank's acquisition of Eesti Hoiupank in 1998 is now fully amortized. Investments in new technology caused the increase in depreciation of equipment.

Loan losses, net, and change in value of property taken over

Loan losses amounted to SEK 1,603 M (1,337), of which FI-Holding and Hansabank accounted for SEK 130 M (146). The loan loss level was 0.23 percent (0.21). Loan losses have been declining since the fourth quarter of 2001. A specification of loan losses is indicated in the following tables.

Loan losses and changes in value SEK M	2002	2001
Established	870	859
Provisions	1,782	1,598
Recoveries	– 1,051	– 1,144
Change in value of property taken over	2	24
TOTAL	**1,603**	**1,337**
of which allocations to collective provisions	762	553

Loan losses and changes in value within the Group

SEK M	2002	of which allocations to collective provisions	2001	of which allocations to collective provisions
Förenings-Sparbanken AB	1,510	755	1,063	534
Spintab	129	– 20	194	121
FI-Holding	106	– 34	102	38
Hansabank	24	61	44	– 140
Other *	– 166	0	– 66	0
TOTAL	**1,603**	**762**	**1,337**	**553**

* relate mainly to recoveries via Kundinkasso.

Loan losses and changes in value by sector SEK M	2002	%	2001	%
Households	– 36	– 2	76	6
Real estate management	186	12	179	13
Retail, hotels, restaurants	105	6	118	9
Construction	12	1	2	0
Manufacturing	149	9	246	18
Transportation	107	7	36	3
Forestry and agriculture	24	1	32	2
Other *	1,056	66	648	49
TOTAL	**1,603**	**100**	**1,337**	**100**
of which The Bank	1,510		1,063	

* of which collective provisions for claims assessed individually 755 (534).

Doubtful claims and provisions 2002 SEK M	Gross	Provision
FöreningsSparbanken AB	1,855	2,698
Spintab	629	462
FöreningsSparbanken Finans	148	59
FI-Holding	389	1,119
Hansabank	439	437
Other	140	48
TOTAL	**3,600**	**4,823**

Doubtful claims and provisions 2001 SEK M	Gross	Provision
FöreningsSparbanken AB	2,164	2,108
Spintab	626	484
FöreningsSparbanken Finans	167	50
FI-Holding	316	1,142
Hansabank	735	518
Other	245	78
TOTAL	**4,253**	**4,380**

The relationship between doubtful claims and provisions is affected by collective provisions for claims assessed individually. See also the table Loan receivables on page 73.

Write-offs of financial fixed assets

During the third quarter FöreningsSparbanken wrote down the book value of its shareholding in OM from SEK 506 M to SEK 242 M.

Share of profit/loss of associated companies

The share of profit/loss of associated companies amounted to SEK -588 M (-129) in 2002. The share of SpareBank 1 Gruppen's loss was SEK -564 M (-158). The shared loss was affected by the goodwill write-off of SEK 179 M in SpareBank 1 Gruppen in the third quarter. Operating losses owing to the bearish stock market in Norway and high loan losses from Finance Credit, among others, also contributed to the decline in profit.

During the year FöreningsSparbanken AB wrote down its holding in SpareBank 1 Gruppen A/S by SEK 597 M to the Group's book value.

FöreningsSparbanken's shareholding in Marakanda was written down during the third quarter from SEK 108 M to 1 krona. The share of Marakanda's loss, including the write-off and estimated liquidation expenses, amounted to SEK -231 M (-128) during the year.

Tax expense

Consolidated profit before tax amounted to SEK 6,772 M (7,952) and the tax expense was SEK 1,983 M (2,123), or an effective tax rate of 29.3 percent (26.7). The higher rate was mainly due to non-tax-deductible share write-offs.

In late 2002 the Ministry of Finance drafted a new proposal for Controlled Foreign Company taxation (CFC taxation). The reason for the proposal is to prevent or complicate transactions with low-tax foreign entities in order to avoid Swedish taxation. For FöreningsSparbanken, however, the proposal would mean that its shareholding in Hansabank would be directly taxed in Sweden at 28 percent of Hansabank's net profit over and above the 26-percent tax charged in Estonia on distributed earnings. For FöreningsSparbanken, the proposal would therefore result in double taxation. FöreningsSparbanken has protested, called on responsible cabinet ministers and with the support of legal experts presented alternatives proposals to the Ministry of Finance. A report from the Council on Legislation is expected to be circulated in March 2003.

The Group's assets

The Group's assets amounted to SEK 958 billion (960) at year-end 2002. Spintab's total assets rose by SEK 31 billion and Hansabank's by SEK 5 billion. Total assets in the Bank decreased by SEK 24 billion, in Robur by SEK 11 billion and in FI-Holding by SEK 6 billion.

The Group's total credit exposure rose by SEK 46 billion to SEK 856 billion (810). Of the increase, SEK 40 billion was attributable to the Swedish market.

Credit exposure, SEK bn Country	2002	2001	Change
Sweden	647,539	608,031	39,508
Denmark	79,476	80,786	– 1,310
USA	19,504	29,611	– 10,107
Rest of OECD	64,759	53,087	11,672
Latin America	948	1,618	– 670
of which Argentina	*39*	*119*	*– 80*
of which Brazil	*376*	*774*	*– 398*
Baltic region	38,896	32,104	6,792
Russia	482	86	396
Japan	212	676	– 464
Rest of East Asia	1,368	997	371
Other	2,896	3,311	– 415
TOTAL	**856,080**	**810,307**	**45,773**

Lending

Of the Group's assets, loans to the public accounted for 73 percent (69) and loans to credit institutions for 10 percent (14). The Group's total loans to the public, excluding resale agreements and the National Debt Office, amounted to SEK 673 billion (640) at year-end 2002. Lending thus increased by approximately SEK 33 billion or nearly 5 percent, of which HSB Bank accounted for SEK 8 billion and Hansabank for SEK 6 billion.

Nearly half the loans, or SEK 307 billion (281), is to

Specification of credit exposure, SEK bn

Country	Lending excl. repos	Derivatives *	Investments	Guarantees	Other	Total	% of total	of which credit institutions
Sweden	582,321	10,205	44,263	9,591	1,159	647,539	75.6	66,023
Denmark	71,194	2,252	4,639	1,391		79,476	9.3	8,167
USA	7,572	7,496	3,652	766	18	19,504	2.3	11,427
Rest of OECD **	39,940	9,822	8,983	3,305	2,709	64,759	7.6	54,979
Latin America	805		39	101	3	948	0.1	524
of which Argentina			*39*			*39*		
of which Brazil	*375*				*1*	*376*		*288*
Baltic region	31,301	45	3,216	1,344	2,990	38,896	4.5	613
Russia	475		3	4		482	0.1	21
Japan	5	203			4	212		212
Rest of East Asia	1,056			11	301	1,368	0.2	988
Other	2,358	1	89	101	347	2,896	0.3	925
TOTAL	**737,027**	**30,024**	**64,884**	**16,614**	**7,531**	**856,080**	**100.0**	**143,879**

* Market value. ** Excluding Sweden, Denmark, USA, Japan, Hungary, Mexico, Poland, Turkey, South Korea and the Czech Republic.

Loan receivables by collateral

SEK M	Book value 2002	Book value 2001
Residential properties, incl. condominiums	367,535	334,325
Other real estate	108,585	108,748
Municipalities, etc.	49,264	50,188
Chattel mortgages	17,591	19,290
Guarantees	12,179	13,699
Unsecured	80,442	77,542
Other collateral	37,061	36,020
LENDING	**672,657**	**639,812**
Credit institutions, incl. Nat'l Debt Office	64,370	56,130
Repos – credit institutions, incl. Nat'l Debt Office	39,145	75,552
Repos – public	25,887	22,322
TOTAL LENDING TO CREDIT INSTITUTIONS AND PUBLIC	**802,059**	**793,816**

Loan receivables by type

SEK M	Book value 2002	Book value 2001
Bank loans	270,295	270,021
Mortgage loans	367,645	340,997
Installment loans, leasing, factoring	34,717	28,794
Credit institutions, incl. Nat'l Debt Office	64,370	56,130
Repos – credit institutions, incl. Nat'l Debt Office	39,145	75,552
Repos – public	25,887	22,322
TOTAL LENDING TO CREDIT INSTITUTIONS AND PUBLIC	**802,059**	**793,816**

households, with mortgage loans from Spintab accounting for SEK 248 billion (228). Lending to households thus rose by 9 percent.

Fixed income securities

FöreningsSparbanken's holding of fixed income securities, including Treasury bills and other bills eligible for refinancing with central banks, amounted to approximately SEK 65 billion (65) at year-end. This does not include intra-Group holdings of slightly over SEK 17 billion (13).

The Parent Company's holding amounted to approximately SEK 69 billion (64), of which SEK 12 billion was placed in a portfolio which is eligible in large part for refinancing with the Riksbank and is therefore an immediately disposable liquidity reserve. The remaining holding is included in the Bank's securities operations.

As of year-end subsidiaries held liquidity reserves that were placed in fixed income securities. These holdings amounted to SEK 6 billion each in FI-Holding and Hansabank.

Assets in the insurance operations

Assets in the insurance operations declined by slightly over SEK 10 billion to SEK 32 billion, mainly due to the weak stock market in 2002.

The Group's liabilities

Of the Group's liabilities of SEK 919 billion (922), debt securities in issue accounted for 46 percent (46), deposits and borrowings from the public for 29 percent (27) and amounts owned to credit institutions for 11 percent (13).

Deposits and borrowings from the public

The Group's deposits and borrowings from the public amounted to SEK 263 billion (247) at year-end 2002. Excluding repos, deposits from the public rose during the year by SEK 24 billion, of which Hansabank accounted for SEK 2 billion. The acquisition of HSB Bank affected the increase in deposits by SEK 9 billion.

Debt securities in issue and subordinated liabilities

At year-end debt securities in issue amounted to SEK 420 billion (420). The Group's debt securities are primarily issued by Spintab to finance fixed-term mortgage loans. The interest fixing periods of Spintab's funding are well matched with its lending. The average remaining interest fixing period on Spintab's funding was 1.5 years (1.4). For the Group as a whole, the average remaining interest fixing period for debt securities in issue was 1.9 years (1.5).

Loan receivables, SEK M

Geographic areas	Acquisition value before accounting for provisions	Specific provisions for claims assessed individually	Collective provisions for claims assessed individually	Provisions for collectively valued homogenous groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims (unsettled)	Book value of unsettled claims for which accrued interest has been entered as income
Sweden	565,828	992	2,014	172	562,650	1,482	547
OECD	77,320	148	984		76,188	286	52
Baltic region	31,171	43	367	27	30,734	369	
Other countries	3,137	52			3,085	5	
LENDING	**677,456**	**1,235**	**3,365**	**199**	**672,657**	**2,142**	**599**
Credit institutions, incl. Nat'l Debt Office	64,394	24			64,370	0	
Repos – credit institutions, incl. Nat'l Debt Office	39,145				39,145		
Repos – public	25,887				25,887		
TOTAL LENDING TO CREDIT INSTITUTIONS AND PUBLIC	**806,882**	**1,259**	**3,365**	**199**	**802,059**	**2,142**	**599**

Loan receivables, SEK M

Sector	*Acquisition value before accounting for provisions*	*Specific provisions for claims assessed individually*	*Collective provisions for claims assessed individually*	*Provisions for collectively valued homogenous groups of claims*	*Book value of claims after accounting for provisions*	*Book value of doubtful claims (unsettled)*	*Book value of unsettled claims for which accrued interest has been entered as income*
Households	307,233	54	97	199	306,883	176	217
Real estate management	144,766	339	360		144,067	458	156
Retail, hotels, restaurants	26,271	150	530		25,591	491	27
Construction	10,654	28	89		10,537	43	5
Manufacturing	51,949	183	1,030		50,736	355	66
Transportation	14,633	112	187		14,334	118	5
Forestry and agriculture	31,215	52	60		31,103	83	37
Other service businesses	19,444	45	497		18,902	77	46
Other business lending	57,635	272	515		56,848	341	40
Municipalities	13,656				13,656		
LENDING	**677,456**	**1,235**	**3,365**	**199**	**672,657**	**2,142**	**599**
Credit institutions, incl. Nat'l Debt Office	64,394	24			64,370	0	
Repos – credit institutions, incl. Nat'l Debt Office	39,145				39,145		
Repos – public	25,887				25,887		
TOTAL LENDING TO CREDIT INSTITUTIONS AND PUBLIC	**806,882**	**1,259**	**3,365**	**199**	**802,059**	**2,142**	**599**

Of the securities, 70 percent (65) was bonds and the remaining 30 percent (35) primarily short-term funding instruments.

In addition to bond loans and commercial paper programs, the Bank, Spintab, FI-Holding and Hansabank issue both fixed-term and undated subordinated liabilities. Together, this type of liability amounted to nearly SEK 28 billion (32) at year-end.

FINANCIAL RISKS

Financial risks refer to market risks such as interest rate, currency and share price risks, as well as liquidity risks.

Interest rate risks

The Group's interest rate risks arise when interest fixing periods on assets and liabilities, including derivatives, do not coincide. The Group's fixed-rate assets consist primarily of loans. The interest rate risk is these assets is largely eliminated either because they are financed with fixed-term funding or because the Group has arranged swap contracts where it pays a fixed interest rate.

An increase in market interest rates of one percentage point as of December 31, 2002 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 735 M (913). The decrease in value of positions in SEK would have been SEK 469 M (533) and positions in foreign currency SEK 266 M (380). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries FI-Holding and Hansabank. An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 194 M (402) as of December 31, 2002. The lower sensitivity in net profit on financial operations has arisen primarily due to a shorter duration in the Group's liquidity portfolio in Denmark.

The Group also holds positions in real interest rate

Impact on the value of assets and liabilities in SEK and foreign currency, including derivatives, if market interest rates rise by one percentage point										
SEK M	<3 mos.	3-6 mos.	6-12 mos.	1-2 yrs.	2-3 yrs.	3-4 yrs.	4-5 yrs.	5-10 yrs.	>10 yrs.	Total
FöreningsSparbanken Group										
SEK	– 102	2	– 105	– 71	– 62	– 58	– 278	260	– 55	– 469
Foreign currency	– 9	– 18	1	– 32	67	– 35	– 42	– 20	– 178	– 266
TOTAL	**– 111**	**– 16**	**– 104**	**– 103**	**5**	**– 93**	**– 320**	**240**	**– 233**	**– 735**
Of which financial current assets valued at market by the Group										
SEK	– 79	– 32	2	– 16	5	– 44	– 82	152	– 61	– 155
Foreign currency	– 18	– 17	4	– 8	4	2	13	11	– 30	– 39
TOTAL	**– 97**	**– 49**	**6**	**– 24**	**9**	**– 42**	**– 69**	**163**	**– 91**	**– 194**

instruments, denominated in SEK, which a one-percent increase in real interest rates would have increased in value by SEK 10 M as of December 31, 2002. The increase in value would have affected reported net profit on financial operations in its entirety. As of December 31, 2001 the corresponding change in interest rates would have reduced the value of the Group's positions in real interest rate instruments by SEK 36 M, of which SEK 13 M would have affected reported net profit on financial operations in its entirety.

An increase in interest rates would also impact net interest income. The effect would depend on the remaining interest fixing period on the Group's fixed-term assets, liabilities and derivatives and the extent to which the Bank matches the interest rates on variable-term deposits and lending. If market interest rates rise by one percentage point and then remain at the new level for one year, at the same time that the Group raises its deposit and loan rates by the same amount, the Group's net interest income would rise by approximately SEK 20 M. As of December 31, 2001 the Group's net interest income would have remained unchanged with a similar change in interest rates.

Currency risks

Currency risks arise when the value of assets and liabilities in a currency, including derivatives, do not coincide in terms of size. The Group's currency risks are managed by adapting the total value of assets and liabilities, including derivatives, in a currency to the desired level. This is mainly done using derivatives, such as interest rate swaps and forward exchange agreements.

Approximately 24 percent (23) of the Group's assets and 42 percent (47) of its liabilities were denominated in foreign currency as of year-end. Slightly over half of the Group's assets and nearly a third of its liabilities in foreign currency are in FI-Holding and Hansabank. Approximately another third of the Group's liabilities in foreign currency are attributable to loans raised by Spintab. Since Spintab does not maintain any open currency positions, this funding is swapped in its entirety to SEK. The Parent Company's liabilities in foreign currency were slightly higher than its assets in foreign currency at year-end. The large part of the currency risk in the additional liabilities was eliminated through forward exchange agreements and interest rate swaps.

At year-end Hansabank had an asset position in euro with an equivalent value of nearly SEK 10 billion. The position was created in part because Hansapank placed a large share of its liquidity reserves in euro-denominated securities and in part because a large share of Hansabank's lending is financed in Estonian kroon. The value of the kroon is based on a currency board with the euro, and the exchange rate against the euro (until 1999 against the German mark) has been fixed according to Estonian law since the currency reform of 1992. At year-end Hansabank also held strategic positions in Latvian lats and Lithuanian litas due to investments in foreign subsidiaries in Latvia and Lithuania.

FöreningsSparbanken's strategic holdings in foreign companies and subsidiaries are generally financed in each company's national currency. One exception, however, is the Bank's holding in Hansabank, which is financed in a combination of euro and Swedish kronor as well as a basket of currencies to which the Latvian currency is linked.

A change in exchange rates between the Swedish krona and foreign currencies of +/- 5 percent would have affected the value in foreign currency of the Group's assets and liabilities, including goodwill, by no worse than approximately SEK 50 M at year-end.

Share price risks

Exposure to share price risks arises due to holdings in equities and equity-related derivatives. Share price risk refers to the risk of losses stemming from changes in stock prices and expectations of their future volatility. The Bank's equity trading is primarily customer-related. Positions in the Bank's trading operations are normally such that only limited losses can arise from large share price movements. The purpose of these positions, among other things, is to create liquidity for the Bank's customers.

A +/- 10-percent move in equity prices would not change the value of the positions in the trading operations as of year-end.

Other than the holdings in the Bank's trading operations, there are no minor holdings in FI-Holding and Hansabank.

Market risks in the Bank's trading operations

The Bank's trading operations are handled by Swedbank Markets, with the primary purpose of satisfying customer demand for transactions in the financial market. Position-taking is limited in scope, due to which the risk level in these operations is low. The continued low risk level is clearly indicated in the diagram below, which shows that the daily earnings of the operations in 2002 remained at a stable level with only minor variations.

Daily earnings by the Bank's trading operations in 2002, SEK M


No. of days
150
120
90
60
30
0
-/ -24
-24/ -20
-20/ -16
-16/ -12
-12/ -8
-8/ -4
-4/0
0/ +4
+4/ +8
+8/ +12
+12/ +16
+16/ +20
+20/ +24

Daily earnings of the Bank's trading operations. The height of the bars indicates the number of days with the earnings level shown horizontally at the bottom of the diagram.

Liquidity risks

Liquidity risks arise because the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that its financing expense rises due to significant financing requirements on a specific day. The Group actively manages its liquidity in order to avoid these risks. This is accomplished, among other ways, by maintaining a liquidity reserve to prepare for payment commitments on such days and over the longer term. The reserve consists of assets eligible for refinancing with the Riksbank. FI-Holding and Hansabank also have liquidity reserves in the form of securities eligible for refinancing with their respective central banks. Maintaining and further developing relationships with lenders is strategically important in order to create a well-diversified funding base in terms of both number of markets and number of investors. Furthermore, the Group's liquidity situation is continuously monitored and funding is planned in such a way as to avoid excessive short-term financing needs. The Group thus maintains good liquidity preparedness based on a conservative risk profile in this area

Derivatives

Derivatives are used in the Group by Swedbank Markets, Group Treasury and certain subsidiaries. In Swedbank Markets, derivatives are used to meet customer needs and in market maker activities to cover and take market risk positions. Equity-related derivatives are used to, among other things, cover risks associated with warrants and share index bonds that have been issued. In other units, derivatives are used primarily to reduce interest rate and currency risks. Derivatives impact the Group's financial risks because the value of the instruments is affected by movements in interest rates and the price of currencies and equities. Financial risks associated with derivatives are limited and monitored as part of the overall management of financial risks. The cash flows that arise from the Group's derivative transactions are monitored and followed up in the same way as other cash flows within the Group.

The table in Note 28 divides the Group's total derivative positions as of December 31, 2002 into interest, currency and equity derivatives as well as other. Contracts with positive and negative market values are summed separately. The table also indicates how large a share of the Group's derivatives is settled via clearing organizations. In contracts with positive market values, the Group has a receivable from the counterparty. To the extent a contract is settled via a clearing organization, the Bank has a receivable from it. The clearing organization manages and reduces counterparty risks through the use of margin security and continuous settlements. As a result, the

Sensitivity analysis, 12 months

	Change	Effect on operating profit, SEK M
Net interest income		
Increased interest rates on variable-rate deposits and loans	+ 1% point	20
Decreased interest rates on variable-rate deposits and loans (except low-interest accounts)	−1% point	− 540
Net profit on financial operations		
Market interest rate	+1% point	− 194
	−1% point	+ 176
Stock prices	+/− 10 %	+/− 142
Staff changes	+/− 100 employees	−/+ 45
Payroll changes	+/− 1%	−/+ 62
Doubtful claims [1]	+/− 1 bn	−/+ 50
Loan loss level	+/− 0.1% point	−/+ 707

[1] Cost of capital 5 percent.

Ratings

	FSPA	Spintab	FIH	Hansabank
Moody's				
Short-term	P-1	P-1	P-1	P-1
Long-term	Aa3	Aa3	A1	A1
Bank Financial Strength	B			C
Fitch				
Short-term	F-1	F-1+		
Long-term	A+	AA-		
R & I	AA-			
S & P				
Short-term	A-1	A-1		
Long-term	A			

counterparty risk in these contracts is negligible and is not considered a credit risk for the Bank. Nor are these contracts included in the risk-weighted amount when calculating the Bank's capital requirements for counterparty risks. With other contracts, so-called OTC derivatives, a positive market value can be said to entail a credit risk. To reduce the credit risk in OTC derivatives, the Group generally signs agreements with counterparties that contain a clause on netting, i.e. in the event of the counterparty's insolvency, any transactions by the Bank with negative market values can be netted against transactions with positive market values and in that way reduce the credit risk.

CAPITAL BASE AND CAPITAL ADEQUACY

The calculation of the capital base and capital adequacy (Note 44) is based on the concept of the "financial companies group," not the group definition according to the Annual Accounts Act. The financial companies group includes financial companies in which the ownership interest is at least 20 percent. Insurance companies are not included. As of December 31, 2002 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland, and Sparebank 1 Gruppen and First Securities A/S in Norway.

The Group's capital base amounted to SEK 61.2 billion (61.7) on December 31, 2002. Primary capital rose by SEK 1.4 billion to SEK 40.3 billion (38.9), while supplementary capital and other items included in the capital base decreased by a total of SEK 1.9 billion.

On December 31, 2002 the capital adequacy ratio was 10.8 percent (11.3), of which the primary capital ratio was 7.1 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.7).

The risk-weighted amount for credit risks rose during the year to SEK 539 billion (515). The increase is primarily attributable to higher lending by Spintab and Hansabank and the acquisition of HSB Bank.

The risk-weighted amount for market risks decreased during the year by SEK 7 billion to nearly SEK 26 billion. The decrease was mainly due to a change in maturity structures and smaller holding of fixed income securities in FI-Holding as well as the lower market value of currency-related derivatives in Swedbank Markets due to the strengthening of the Swedish krona.

Proposal for new capital adequacy rules

In recent years the Basle Committee on Banking Supervision and the EU have been reviewing capital adequacy rules. The work has now entered its final phase. The review comes as a consequence of the rapid development by banks in recent years of methods to quantify risk capital requirements, a trend which is still very much under way. The objective of the review is to adapt capital adequacy rules so that capital requirements better reflect a bank's real risks than is the case today.

The Basle Committee circulated its first proposal for review in the summer of 1999. The proposal has since been circulated for a second review and been thoroughly discussed with banks, regulatory authorities and other interested parties. This process has now entered its final phase. A final proposal is expected in the autumn of 2003. At the same time that the Basel Committee has been at work, the EU Commission has drafted a proposal for how the new rules will be reflected in an EU directive. The new rules are expected to enter into force in 2006.

According to the new proposal, capital requirements for credit risks can be based on a bank's internal ratings with the approval of supervisory authorities. For banks that do not meet the standard required in order to base their capital requirement on internal credit risk assessments, the requirement will instead be based on standard rules in the same way as today. In cases where there is an external rating for a customer, the standard rules are based on it.

The Basel Committee and EU also plan to introduce capital adequacy requirements for operational risks. The capital adequacy requirements for these risks are more difficult to quantify than other risks faced by banks. The proposal has therefore been designed with two alternatives to calculate capital adequacy requirements for operational risks based on standards. The proposal has recently been amended to allow the use of more advanced measurement methods based on internal loss statistics common to most banks.

The proposal is designed in such a way as to create clear incentives to develop internal methods for measuring capital requirements for both credit risks and operational risks in the same way that was previously the case for market risks.

In the area of credit risks, a comprehensive review is currently being conducted to adapt the Group's risk classification of loans to meet the requirements needed so that the Group's capital adequacy requirements for credit risks can be based on this internal risk classification.

Moreover, work was begun in 2002 to systematically collect information on internal losses resulting from operational risks. This information will eventually serve as part of the basis for a more advanced measurement of the Group's capital adequacy requirements for operational risks.

In 2002 FöreningsSparbanken also began work on calculating the capital adequacy requirement for market risks with its own model according to the rules that now apply.

The Group's risk control

CREDIT RISKS

Credit risk refers to the risk that a counterparty cannot meet its obligations to the Group and the risk that pledged assets will not cover the Group's claim.

The Board of Directors has overall responsibility for credit risk exposure and sets the guidelines for managing credit risks through its Credit and Capital Market Committee. In special instructions, the Board has delegated responsibility for certain issues to this committee, which reports regularly to the Board. The Board also appoints the Central Credit Committee and the boards of the local banks, in addition to annually reviewing credit limits, which in the case of local banks are based on a categorization depending on, among other things, each bank's total lending volume, the structure of the local market and the unit's competence.

Responsibility for the Group's loan commitments rests with business units with customer responsibility.

Monitoring and analysis

Decision-making procedures for business units are based on the duality principle, which means that all credit decisions at FöreningsSparbanken must be made by at least two persons or, in the case of small loans, by one person with the support of an IT-based evaluation system.

The duality principle also means that the chief loan officer of each local business unit should be independent of the unit's business activities.

Local bank managements and the boards and management of subsidiaries are responsible for routine monitoring of lending and other business activities within each unit. Among other things, all limits granted for over SEK 1 M are subject to annual review, which means that the customer's solvency and quality of collateral are analyzed at least once a year with the support of the Group's risk classification system.

The Central Credit Unit, which is independent from the business operations, is responsible for coordinating and monitoring the Group's loan operations and for preparing and managing the work of the Group's Central Credit Committee. The Central Credit Unit's responsibility extends to the Group's credit reporting and routine portfolio analysis.

FINANCIAL RISKS

Overall policy

The Board of Directors sets the financial policy for the Group. This includes risk profiles, delegation of responsibilities, risk management, risk control and reporting. FöreningsSparbanken maintains a low risk profile with limited risks in the financial markets.

When trading financial products, the Bank weighs risk against expected return. FöreningsSparbanken's activities in the financial markets are designed to meet customers' long-term needs and, in addition, facilitate the Group's own financing and portfolio management.

The Bank participates in trading in markets in Sweden and internationally in such a way and to such an extent that it maintains its reputation as a professional business partner. The Group's own funding is structured in a way that ensures a stable, long-term investor base in a number of markets in the world. The financial risks covered by the financial policy include interest rate risk, currency risk, share price risk (market risks) and liquidity risk. Also covered are counterparty risks in non-standardized derivative contracts (so-called OTC derivatives), which are related to market risks and disposal risks.

Responsibility for management and control

FöreningsSparbanken's Board of Directors is ultimately responsible for how the Group manages its financial risks. It decides on the overall objectives for capital adequacy, liquidity and limits for the Group's exposure to various financial risks. This includes issues regarding the control of the Group's financial risks. The Board appoints the Bank's Finance Sub-Committee and Trading Sub-Committee. The Finance Sub-Committee distributes and monitors risk mandates in the Group within the limits set by the Board.

The Trading Sub-Committee distributes risk mandates between the various departments within Swedbank Markets' area of responsibility. The board of each subsidiary determines the company's risk limits within the framework set by the Bank's Finance Sub-Committee. Each subsidiary's finance committee continuously monitors the company's financial risks. A keystone of the Group's risk management is that each risk-taking unit is responsible for continuous monitoring and control of all risks that arise in its operations, including financial risks. Consequently, unit managers are responsible for adequately managing and controlling the risks in their operations on a daily basis within the guidelines established for the Group.

The Group's financial risk control unit, which is directly subordinate to the Group's Chief Financial Officer, fills a risk control and monitoring function independent of the risk-taking units. The unit has overall responsibility for monitoring compliance with risk limits, developing measurement methods, limiting and reviewing financial risks within the Group.

Risk-taking units in the Group have local risk control functions that are responsible for continuously monitoring and compiling financial risks. Reports are continuously filed with the Group unit for financial risk control.

Limiting market risks

By market risks are meant the risk that changes in interest rates, exchange rates and share prices will lead to a decline in the value of the Bank's net assets and liabilities, including derivatives. Market risks are controlled primarily through daily monitoring of risk exposures vis-à-vis established limits and continuous analysis of outstanding positions. Limits on interest risks are calculated using sensitivity measures based on interest rate fluctuations in individual currencies. The limit structure includes limits on option-related risks, so-called non-linear risk.

The Group's currency risk exposure is limited and controlled by limiting holdings in individual currencies as well as at the aggregate level. The limit structure also includes specific measures for limiting option-related risk.

Limits on share price risk exposure are based on sensitivity measures of share price movements. The limit structure also includes specific limits on option-related risk.

Model-based risk measurement: Value at Risk and stress tests

To complement its existing risk measurements, the Group in 2002 decided to introduce model-based risk measurement. A model for movements in interest rates, stock prices and exchange rates is used to estimate probabilities for the Group's total portfolio over a specific timeframe, such as ten days. The results are presented with the help of Value at Risk (VaR), which in recent years has become the international standard for risk measurement. A VaR of 99 percent indicates that the potential loss will exceed the VaR amount with a 1-percent likelihood over the selected timeframe.

The use of sensitivity measures and VaR is complemented by frequent stress tests, which are designed to identify the effects of exceptional market disruptions.

Liquidity risks

Liquidity risks arise due to the fact that the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. The risk is that the Bank cannot meet its payment obligations or that the financing expense will increase owing to considerable financing requirements on a specific day. The Group's liquidity limits restrict accumulated net payment outflows resulting from the Group's positions in the days immediately ahead as well as for longer periods of time.

OPERATIONAL RISKS

Operational risk is defined in the Group's risk policy as "the risk of losses due to inadequate or insufficient internal routines, human error or faulty systems, or due to outside circumstances." Essentially this refers to risks associated with troubleshooting, inadequate controls, ambiguous lines of responsibility, faulty technical systems, various forms of criminal activity or insufficient preparedness for disruptions.

Responsibility under the Board for managing these risks rests within the entire Group and with each responsible manager, who must identify, limit and control his or her unit's operational risks. The Board of Directors' Audit and Security Committee has responsibility for particularly monitoring operational risks.

Organization

At the Group level, there is a special staff unit with functional responsibility to monitor, follow up and report operational risks within the Group. Within the Group's various business areas and subsidiaries, employees have been specially appointed to be responsible for coordinating risk controls within each operation. In addition, special units exist for physical and IT security, for example.

Risk areas

Self-evaluations of operational risks were conducted on a broad scale during the year within all the business areas and within priority Group staff and support functions. The analysis of this comprehensive material will serve as an important basis for further targeted measures to control operational risks.

The Group's policies and instructions are continuously reviewed against the backdrop of developments in the area and new requirements that are anticipated from supervisory authorities.

Different approaches

Operational risks affect all areas of the Group's operations. The risks are spread across a broad spectrum. The consequences and likelihood of risk-related losses also vary.

Quality work aimed at continuous improvements is essential in order to minimize more frequent but smaller losses in operational activities. To avoid larger, unexpected risk-related losses, special risk and vulnerability analyses are conducted, complemented by preparedness plans.

Methods and priorities

An intensive international effort is under way in the financial sector to develop methods and techniques to identify, evaluate and manage operational risks. The Group stays well informed of this work in various ways.

Developments are being made with regard to both qualitative methods, such as self-evaluations, and more quantitative methods, e.g. loss databases, modeling, etc. The Group actively is participating in these developments. During the year a so-called operational loss database was implemented and work on special risk indicators was begun.

In addition to the broad-based risk-related work being done in various parts of the Group, high-priority measures will be taken in the following areas:

- ◇ E-business.
- ◇ Launch of new products and services.
- ◇ IT related to business operations.
- ◇ Access to top-flight competence.

Together with its insurance brokers, the Group discusses risk transference through new insurance solutions, among other things.

Accounting principles

The annual report has been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559), the regulations and general advice of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Accounting Standards Council.

Change in accounting principles

The recommendations of the Swedish Financial Accounting Standards Council that entered into force in 2002 have been taken into account but have not had a significant impact. Reporting has been adapted to the Financial Supervisory Authority's amended valuation and disclosure rules for claims. The amended rules have not resulted in a significant change in the loan portfolio's valuation. The new disclosure requirements are indicated in the notes. Comparative figures have been restated.

Consolidated accounting

The consolidated accounts comprise FöreningsSparbanken AB and those companies in which the Bank directly or indirectly holds more than 50 percent of the voting rights of the shares. These companies are reported in the consolidated accounts in accordance with the purchase accounting method. Any goodwill that arises is amortized individually over a maximum of 20 years.

The consolidated accounts also comprise associated companies, in which the Bank directly or indirectly holds more than 20 percent of the voting rights of the shares and where the ownership interest is an element in a long-term affiliation between the Bank and the company. Associated companies are consolidated in accordance with the equity method, with the exception of Eskilstuna Rekarne Sparbank AB, which is consolidated according to the proportional method. Profit before taxes in associated companies is reported on a separate line in the profit and loss account after the deduction of amortization of goodwill.

Companies taken over to protect claims have not been consolidated since they are of little significance or are expected to be divested within the near future.

Foreign subsidiaries and associated companies

Shares in foreign subsidiaries and associated companies that are refinanced in the same currency are valued at their acquisition price in the Parent Company. In the Group, subsidiaries and associated companies are translated in accordance with the current method. This means that assets and liabilities are translated to SEK at the closing day rate, while the profit and loss account is translated at the average rate for the financial year. Translation differences that arise from the use of the current method directly impact restricted and non-restricted equity. As a result, any translation differences attributable to the financing in foreign currency of the investment in a subsidiary's shares are applied directly against shareholders' equity, taking into account deferred tax.

International branches, subsidiaries and associated companies are classified as independent operations.

Assets and liabilities in foreign currency

Assets and liabilities in foreign currency are valued at their year-end closing prices. Outstanding forward contracts are valued at year-end market prices. Holdings of foreign bank notes have been valued at the buying rates for each currency as of the closing day.

Financial assets

The holding of financial instruments is divided into financial fixed assets and financial current assets. Securities that are intended to be held until maturity or for the long term are classified as financial fixed assets. Other securities as well as derivatives are classified as financial current assets.

Exchange rate differences on the purchase of interest-bearing securities are reported as interest and accrued so that the effective yield during the instrument's fixed interest period is constant. The instrument's acquisition value adjusted by exchange rate differences expensed or entered as income is termed its accrued acquisition value.

Financial fixed assets, which consist of interest-bearing securities, are valued at their accrued acquisition value. Realized gains/losses on financial fixed assets are reported under "Other operating income" and "Other operating expenses," respectively.

Financial current assets, which consist of transferable securities and derivatives in the trading operations, are valued at fair value. The gain that arises when book value exceeds acquisition value - or in the case of interest-bearing securities its accrued acquisition value - is allocated to a reserve for unrealized gains. The reserve is reported under restricted shareholders' equity after taking into account deferred tax. Other financial current assets are valued at the lower of acquisition value and fair value. In the profit and loss account, both unrealized and realized gains are reported under "Net profit on financial operations."

Derivatives with positive book value are reported under "Other assets," while those with negative book value fall under "Other liabilities."

Repurchase agreements

In a true repurchase transaction, where in essence the repurchase is irrevocable, the asset is still reported on the selling party's balance sheet and the proceeds obtained are reported as a liability. The security sold is reported as a pledged asset and a memorandum item on the balance sheet. The buyer reports the proceeds it pays as a claim against the selling party. The difference between the proceeds based on the spot rate and forward rate is accrued as interest until maturity.

Stock loans

Stock loans to others remain on the balance sheet as securities and are reported as assets pledged and memorandum items, while stocks on loan from others are not reported as assets. Stocks on loan to others are valued in the same way as other security holdings of the same type. In cases where the borrowed stocks are sold, i.e. short-selling, an amount corresponding to the security's fair value is taken up as a liability.

Hedge accounting

In hedge accounting, the hedging instrument is valued according to the same valuation principles as the protected position, so-called hedge accounting at acquisition value.

To protect certain assets and liabilities or contractually fixed payment flows against interest risks, share price risks or currency risks, these positions are matched against positions with corresponding flows and maturities. Deferred hedge accounting is applied for positions that are individually or collectively identified and which have an effective hedge, i.e. a high correlation when values change. The effectiveness of the hedge is evaluated regularly until maturity.

If hedge accounting is suspended because the protected position is realized although the hedged position remains on the balance sheet (at acquisition value), the capital gain/loss is accrued over the remaining term of the hedged position.

In Spintab, all fixed-rate funding and lending are reported according to hedge accounting, since they mutually match each other's interest fixing periods. As a result, realized exchange rate differences from the repurchase of Spintab's funding and interest income compensation for loan prepayments are accrued over each instrument's remaining maturity. When the Bank buys Spintab's debt instruments, there is a corresponding accrual in the consolidated accounts of the difference between the Bank's acquisition value of the purchased instrument and Spintab's book value of the same.

Claims

Claims are reported at acquisition value as long as they are not considered doubtful.

Doubtful claims are claims where it is likely that payment will not be received in accordance with the contract terms. A claim is not doubtful if there is collateral that covers the principal, unpaid interest and any late fees by a satisfactory margin. When a claim becomes doubtful, contractual interest is reported when paid.

Doubtful claims are valued at their estimated recovery value. The difference between acquisition value and recovery value is charged against profit as a provision for anticipated loan losses. As a rule, provisions for anticipated loan losses are based on an individual assessment. If it is likely that loan losses have occurred in a group of claims that are valued individually but where the losses cannot yet be attributed to individual claims, a collective provision is allocated. For homogenous groups of claims that are limited in value and have a similar credit risk, collective valuations are applied.

Losses are established when their amount can be established wholly or in part and there is no realistic chance of recovering the claim.

The book value of claims is their acquisition value less write-offs and provisions. On the liability side, provisions for anticipated losses for guarantees and other contingent liabilities are reported.

Software licenses

Costs for computer software licenses are accrued over the term of the license, though not more than 36 months.

Leasing assets

The Group's leasing operations consist of financial leasing and are therefore reported as lending. As such, leasing fees are reported partly as an interest receivable and partly as amortization.

Financial liabilities

Financial liabilities are reported at either accrued acquisition value or, when the liability has a short fixed-interest period, at nominal value.

Price differences arising from issues are taken up as interest and accrued in the same way as interest-bearing assets.

Depreciation/amortization

Equipment used in operations is depreciated according to plan by 20 percent of acquisition value.

Real estate, with the exception of properties taken over to protect claims, is depreciated at the highest amount allowable for tax purposes.

Goodwill amortization is based on an asset's economic life. Goodwill attributable to Föreningsbanken AB, Robur Försäkring AB, AS Hansapank and FI-Holding is amortized according to plan at 5 percent. These acquisitions are treated as very long-term investments in stable, market-leading companies within FöreningsSparbanken's long-term, prioritized home market. Goodwill related to other subsidiaries is amortized according to plan at 10 or 20 percent. Goodwill related to associated companies is amortized according to plan at 5, 10 or 33 percent.

Pension obligations

The Group's pension obligations are covered through insurance, allocations to pension funds and allocations on the balance sheet.

In accordance with the instructions of the Swedish Financial Supervisory Authority, an estimated pension expense for self-insured pension obligations is reported under operating expenses, as is payroll tax. The estimated pension premium is restored as an appropriation under "Settlement of pensions," where settlement is made against pension payments, actual payroll tax, tax on returns from the pension funds, allowances from, or allocations to, the funds, and the change in pension provisions in the balance sheet.

Tax

Tax on profit for the year includes actual tax and deferred tax. The Group's deferred tax claim and tax liability have been estimated at 28 percent in Sweden and using each country's tax rate for foreign subsidiaries. Deferred tax claims that cannot be offset against a deferred tax liability are reported among other assets. Deferred tax liabilities are reported as provisions. Tax on the share of profit of associated companies is also reported here.

Definitions

ADJUSTED EQUITY PER SHARE
Shareholders' equity and the equity portion of the difference between the book value and fair value in the holding of financial fixed assets in relation to the number of shares outstanding.

CAPITAL ADEQUACY RATIO
The closing-day capital base in relation to the closing-day risk-weighted amount.

CAPITAL BASE
The sum of primary and supplementary capital less deductions in accordance with chapter 2 § 7 of the Act on Capital Adequacy. To cover capital requirements for market risks, subordinated loans with original maturities of at least two years may be included in the capital base.

CASH FLOW PER SHARE
Cash flow for the year in relation to the number of shares.

COMPUTER COSTS
Costs for computer consultants, software, data communication and the external operation and management of computer systems.

DOUBTFUL CLAIMS
Claims where payments are unlikely to made in accordance with contract terms. Such claims are not considered doubtful if there is collateral that covers principal, interest and any late fees by a safe margin. Doubtful claims, gross, less specific provisions for claims assessed individually and provisions for homogenous claims assessed collectively constitute doubtful claims, net.

DURATION
The average weighted maturity of payment flows calculated at present value and expressed in number of years.

EARNINGS PER SHARE AFTER DILUTION
The portion of profit for the financial year attributable to common shares in relation to a weighted average number of common shares outstanding during the period adjusted for the dilution effect of potential common shares.

EARNINGS PER SHARE BEFORE DILUTION
The portion of profit for the financial year attributable to common shares in relation to a weighted average number of outstanding common shares during the period.

EQUITY PER SHARE
Shareholders' equity in relation to the number of shares outstanding.

EXPENSE/INCOME RATIO
Total expenses in relation to total income.

INTEREST FIXING PERIOD
Contracted period during which interest on an asset or liability is fixed.

INTEREST MARGIN
The difference between the average interest on total assets and the average interest on total liabilities.

INVESTMENT MARGIN
Net interest income in relation to average total assets.

LIQUID ASSETS IN THE STATEMENT OF CASH FLOWS
Cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

LOAN LOSSES, NET
Established and anticipated losses for the year less restored provisions and recoveries related to loan claims as well as the year's net expense for discharging guarantees and other contingent liabilities.

LOAN LOSS LEVEL, NET
Loan losses, net, and changes in the value of property taken over in relation to the loan balance brought forward as well as property taken over and loan guarantees.

MATURITY
The time remaining until an asset or liability's terms change or its amortization date.

NET ASSET VALUE PER SHARE
Shareholders' equity according to the balance sheet and the equity portion of the difference between the book value and fair value of the assets and liabilities divided by the number of shares outstanding at year-end.

NUMBER OF EMPLOYEES
The number of employees at year-end, excluding long-term absences, in relation to the number of hours worked expressed in terms of full-time positions.

P/E RATIO
Share price at year-end in relation to earnings per share.

PRICE/EQUITY
The share price at year-end in relation to the closing-day equity per share.

PRIMARY CAPITAL
Shareholders' equity in the Parent Company including 72 percent of the untaxed reserves less goodwill as well as equity contributions and reserves that may be included in the capital base as primary capital according to chap. 2 § 6 of the Act on Capital Adequacy. The financial companies group also includes minority interests that accrue to companies covered by group-based accounting.

PRIMARY CAPITAL RATIO
Closing-day primary capital in relation to the closing-day risk-weighted amount.

PROVISION RATIO FOR INDIVIDUALLY IDENTIFIED DOUBTFUL CLAIMS
Specific provisions for claims assessed individually and provisions for homogenous groups of claims assessed collectively in relation to doubtful claims, gross.

RETURN ON EQUITY
Profit for the financial year in relation to average shareholders' equity.

RETURN ON TOTAL CAPITAL
Operating profit in relation to average total assets.

RISK-WEIGHTED AMOUNT
Total assets on the balance sheet and off-balance sheet commitments divided by credit and market risks valued and risk-weighted according to current capital adequacy regulations. Volumes are weighted in relation to estimated risk so that they can be included in the risk-weighted volume at 0, 20, 50 or 100 percent.

SHARE OF DOUBTFUL CLAIMS
Doubtful claims, net, in relation to the book value of loans to credit institutions and the public.

SUPPLEMENTARY CAPITAL
Fixed-term subordinated liabilities (less a certain reduction if their remaining maturity is less than five years), undated subordinated liabilities and equity contributions and reserves that may be included in the capital base as supplementary capital according to chap. 2 § 6 of the Act on Capital Adequacy.

TOTAL PROVISION RATIO FOR DOUBTFUL CLAIMS
All provisions for claims in relation to doubtful claims, gross.

YIELD
Dividend per share in relation to the share price at year-end.

Profit and loss account

SEK M	Note	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Interest receivable	1	51,957	55,451	21,585	22,986
Interest payable	1	– 36,547	– 40,574	– 14,509	– 15,830
NET INTEREST INCOME *	1	**15,410**	**14,877**	**7,076**	**7,156**
Dividends received	2	89	143	4,897	4,553
Commissions receivable	3	7,108	7,217	4,801	4,980
Commissions payable	4	– 1,685	– 1,552	– 960	– 918
Net profit on financial operations	5	466	1,129	144	844
Other operating income	6	1,126	1,032	1,082	908
TOTAL INCOME		**22,514**	**22,846**	**17,040**	**17,523**
Staff costs	7	– 6,952	– 6,528	– 5,505	– 5,223
Other administrative expenses	8, 9	– 5,331	– 5,799	– 4,224	– 4,756
TOTAL ADMINISTRATIVE EXPENSES		**– 12,283**	**– 12,327**	**– 9,729**	**– 9,979**
Depreciation/amortization and write-down of tangible and intangible fixed assets	10	– 1,410	– 1,397	– 559	– 547
TOTAL EXPENSES		**– 13,693**	**– 13,724**	**– 10,288**	**– 10,526**
PROFIT BEFORE LOAN LOSSES		**8,821**	**9,122**	**6,752**	**6,997**
Loan losses, net	11	– 1,601	– 1,313	– 1,509	– 1,061
Change in value of property taken over	11	– 2	– 24	– 1	– 2
Write-down of financial fixed assets	13	– 264	– 10	– 1,082	– 294
Share of profit/loss of associated companies	22	– 588	– 129		
OPERATING PROFIT IN BANKING OPERATIONS		**6,366**	**7,646**		
Operating profit in insurance operations	14, 51	482	393		
PROFIT BEFORE APPROPRIATIONS AND TAXES		**6,848**	**8,039**	**4,160**	**5,640**
Appropriations	15	– 76	– 87	– 237	– 1,244
Tax on profit for the year	16	– 1,983	– 2,123	– 1,377	– 1,249
Minority interest		– 637	– 625		
PROFIT FOR THE FINANCIAL YEAR		**4,152**	**5,204**	**2,546**	**3,147**
* of which, charge for deposit guarantee		– 88	– 91	– 86	– 89

The descriptions in the running text of the Board of Directors' report are based on the operational profit and loss account, as shown on page 61. A bridge between the operational and legal profit and loss account is provided on the same page.

Key ratios	2002	2001
Earnings per share, SEK [1]	7.87	9.86
Earnings per share after dilution, SEK [2]	7.86	9.85

[1] Based on 527,808,843 shares.
[2] In 2005 a maximum of 8,008,100 shares would be added if the warrants are fully exercised.

Balance sheet

SEK M	Note	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Assets					
Cash and balances with central banks		6,719	7,544	3,287	3,375
Treasury bills and other bills eligible for refinancing with central banks	17	15,885	22,922	12,276	19,424
Loans to credit institutions	11, 12, 18	98,662	131,580	119,369	155,458
Loans to the public	11, 12, 19	703,397	662,236	209,225	211,473
Bonds and other interest-bearing securities	20	48,999	41,824	57,074	44,506
Shares and participating interests	21	3,472	4,562	3,040	4,039
Shares and participating interests in associated companies	22	3,089	3,137	2,383	2,725
Shares and participating interests in Group companies	23			24,839	23,763
Assets in the insurance operations	24	32,242	42,614		
Intangible fixed assets	25	6,485	7,005	1,459	1,560
Tangible assets	26	2,142	3,059	858	1,149
Other assets	27, 28	28,500	24,559	32,401	21,848
Prepayments and accrued income	29	7,911	8,590	3,548	4,242
TOTAL ASSETS		**957,503**	**959,632**	**469,759**	**493,562**

SEK M	Note	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Liabilities, provisions and shareholders' equity					
Amounts owed to credit institutions	30	102,814	122,599	103,222	116,924
Deposits and borrowings from the public	31	263,419	247,190	219,009	214,297
Debt securities in issue	32	420,254	420,362	45,064	72,911
Liabilities in the insurance operations	33	32,243	43,198		
Other liabilities	28, 34	52,597	38,512	46,221	31,163
Accruals and deferred income	35	10,694	10,240	2,391	3,114
Provisions	36	4,052	3,370	699	438
Subordinated liabilities	37	27,655	31,604	21,574	22,910
Minority interests		5,173	5,074		
Untaxed reserves	38			7,391	7,230
Subscribed capital	39	10,556	10,556	10,556	10,556
Reserves	39	18,678	17,355	7,928	7,289
Profit brought forward	39	5,216	4,368	3,158	3,583
Profit for the financial year	39	4,152	5,204	2,546	3,147
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY		**957,503**	**959,632**	**469,759**	**493,562**
Assets pledged for own liabilities	40	103,000	117,631	71,208	75,301
Other assets pledged	41	8,903	10,129	8,799	10,041
Contingent liabilities	42	21,525	18,817	19,700	17,848
Commitments	43	2,438,988	3,113,269	2,173,974	2,847,704

Notes not directly related to the profit and loss account or balance sheet:
Note 44 – Capital adequacy analysis
Note 45 – Disclosure of transactions with related parties
Note 46 – Other disclosures
Note 47 – Disclosure of fair value
Note 48 – Interest fixing periods
Note 49 – Currency distribution
Note 50 – Specification of adjustment for non-cash items in operating activities

Statement of cash flows

SEK M	Note	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Liquid assets at beginning of year *		94,153	72,647	72,828	62,890
Operating activities					
Operating profit		6,848	8,039	4,160	5,640
Adjustments for non-cash items	50	5,202	– 301	2,648	– 722
Taxes paid		– 1,231	– 2,954	– 659	– 2,358
Increase in loans to credit institutions		– 10,174	– 222	– 4,027	– 7,062
Increase/decrease in loans to the public		– 40,288	– 30,579	– 1,251	2,613
Increase/decrease in holdings of securities classified as current assets		1,427	– 2,465	2,793	– 11,994
Increase/decrease in deposits and borrowings from the public, including retail bonds		12,724	15,799	7,989	12,548
Increase/decrease in amounts owned to credit institutions		– 18,846	11,076	– 14,528	15,202
Change in other assets and liabilities, net		1,743	5,613	– 26	3,150
CASH FLOW FROM OPERATING ACTIVITIES		**– 42,595**	**4,006**	**– 2,901**	**17,017**
Investing activities					
Purchase of fixed assets		– 2,235	– 2,722	– 1,787	– 1,333
Sale of fixed assets		1,253	1,298	142	510
Branch sales		101	50	101	50
CASH FLOW FROM INVESTING ACTIVITIES		**– 881**	**– 1,374**	**– 1,544**	**– 773**
Financing activities					
Issuance of interest-bearing securities		157,446	147,657	552	2,397
Redemption of interest-bearing securities		– 131,904	– 150,062	– 6,049	– 113
Issuance of subordinated debenture loans		1,778	5,130	995	4,776
Redemption of subordinated debenture loans		– 5,673	– 3,125	– 2,331	– 1,985
Increase/decrease in other funding		– 11,091	17,675	– 11,560	– 8,478
Dividend paid		– 2,903	– 2,903	– 2,903	– 2,903
CASH FLOW FROM FINANCING ACTIVITIES		**7,653**	**14,372**	**– 21,296**	**– 6,306**
CASH FLOW FOR THE YEAR		**– 35,823**	**17,004**	**– 25,741**	**9,938**
Exchange rate differences in liquid assets		– 369	556		
Acquired liquid assets		608	3,946		
Liquid assets at year-end		58,569	94,153	47,087	72,828
* of which securities pledged for OM, etc.					
– at beginning of year		4,400	8,981	4,400	8,981
– at year-end		4,800	4,400	4,800	4,400

Analysis of the consolidated statement of cash flows

The statement of cash flows shows receipts and disbursements during the year as well as liquid assets at the beginning and end of the year.

The statement of cash flows is reported according to the indirect method and is based on operating profit for the period as well as changes in the balance sheet. Operating profit is adjusted for changes not included in cash flow from operating activities.

In the case of operations that are acquired or sold, the opening balances of acquired units and closing balances of divested units are excluded. Reported cash flows are divided into receipts and disbursements from operating activities, investing activities and financing activities.

Operating activities

Cash flow from operating activities is based on operating profit for the period. Adjustments are made for income taxes paid and items not included in cash flow from operating activities. Changes in assets and liabilities from operating activities consist of items that are part of normal business activities - such as loans to and deposits and borrowings from the public as well as loans and amounts owed to credit institutions – and that are not attributable to investing and financing activities.

Profit-generated cash flow includes interest receipts of SEK 52,158 M (55,818) and interest payments, including capitalized interest, of SEK 36,185 M (41,249).

Investing activities

Investing activities consist of the purchase and sale of fixed assets. When businesses are acquired or divested, the liquid assets brought forward are deducted. Liquid assets acquired through HSB Bank are reported separately.

Purchase of fixed assets in 2002 includes the acquisition of shares in HSB Bank AB and First Securities as well as increased holdings in FI-Holding, Hansabank, SpareBank 1 Gruppen and Erste Bank. The combined purchase price of these acquisitions is SEK 1,421 M. In the HSB Bank acquisition, assets excluding acquired liquidity amounted to SEK 9,622 M and liabilities to SEK 10,050 M.

Financing activities

The issuance and repayment of bond loans with maturities exceeding one year are reported gross. The item "Change in other funding" includes the net change in funding with short-term maturities and high turnover.

Liquid assets

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank taking into account repos and short-selling.

Specification of liquid assets	2002	2001
Cash and balances with central banks	6,719	7,544
Demand loans, net	0	4,113
Securities eligible for refinancing adjusted for repos and short-selling	51,850	82,496
TOTAL	**58,569**	**94,153**

Notes

NOTE 1 – NET INTEREST INCOME

Group SEK M	2002 Interest	2002 Average balance	2001 Interest	2001 Average balance
Interest receivable				
Credit institutions	4,352	138,784	6,165	151,548
SEK	2,969	81,887	3,944	104,673
Foreign currency	1,383	56,897	2,221	46,874
Loans to the public	41,410	681,198	40,903	651,288
SEK	34,158	565,938	33,166	541,795
Foreign currency	7,252	115,260	7,737	109,493
Interest-bearing securities	2,506	68,148	2,711	63,922
SEK	1,442	42,679	1,303	41,264
Foreign currency	1,064	25,469	1,408	22,658
Other	3,689		5,672	
SEK	145		432	
Foreign currency	3,544		5,240	
TOTAL	**51,957**		**55,451**	
SEK	38,714		38,845	
Foreign currency	13,243		16,606	
Interest payable				
Credit institutions	4,567	117,520	6,339	133,184
SEK	3,068	68,444	3,446	76,328
Foreign currency	1,499	49,076	2,893	56,855
Deposits and borrowings from the public	6,652	263,726	6,153	250,040
SEK	5,480	211,942	4,612	206,269
Foreign currency	1,172	51,784	1,541	43,771
Debt securities in issue	18,128	431,665	20,246	416,978
SEK	7,952	150,880	9,023	162,659
Foreign currency	10,176	280,785	11,223	254,319
Subordinated liabilities	1,497		2,008	
SEK	149		217	
Foreign currency	1,348		1,791	
Other	5,703		5,828	
SEK	1,472		480	
Foreign currency	4,231		5,348	
TOTAL	**36,547**		**40,574**	
SEK	18,121		17,778	
Foreign currency	18,426		22,796	
TOTAL NET INTEREST	**15,410**		**14,877**	
SEK	20,593		21,067	
Foreign currency	– 5,183		– 6,190	
TOTAL AVERAGE BALANCE, ASSETS		**986,105**		**977,898**
TOTAL AVERAGE BALANCE, LIABILITIES		**948,715**		**942,694**
Interest margin		1.42		1.37
Investment margin		1.56		1.52
Average interest rate on loans to the public		6.08		6.28
Average interest rate on deposits from the public		2.52		2.46
Interest receivable on securities classified as current assets		2,320		2,617

The Bank SEK M	2002 Interest	2002 Average balance	2001 Interest	2001 Average balance
Interest receivable				
Credit institutions	5,368	160,855	6,848	168,995
SEK	4,098	110,546	4,941	130,056
Foreign currency	1,270	50,309	1,907	38,939
Loans to the public	13,042	215,498	13,078	216,574
SEK	12,136	194,854	11,950	196,515
Foreign currency	906	20,644	1,128	20,059
Interest-bearing securities	2,295	72,500	2,484	62,830
SEK	1,576	47,773	1,641	44,346
Foreign currency	719	24,727	843	18,484
Other	880		576	
SEK	180		576	
Foreign currency	700		0	
TOTAL	**21,585**		**22,986**	
SEK	17,990		19,108	
Foreign currency	3,595		3,878	
Interest payable				
Credit institutions	4,238	123,316	5,584	129,358
SEK	3,083	83,329	3,391	86,907
Foreign currency	1,155	39,987	2,193	42,451
Deposits and borrowings from the public	5,915	229,136	5,310	223,359
SEK	5,392	210,263	4,550	204,882
Foreign currency	523	18,873	760	18,477
Debt securities in issue	1,677	61,963	2,989	66,815
SEK	211	4,242	224	4,170
Foreign currency	1,466	57,721	2,765	62,645
Subordinated liabilities	1,220		1,477	
SEK	146		207	
Foreign currency	1,074		1,270	
Other	1,459		470	
SEK	1,459		469	
Foreign currency			1	
TOTAL	**14,509**		**15,830**	
SEK	10,291		8,841	
Foreign currency	4,218		6,989	
TOTAL NET INTEREST	**7,076**		**7,156**	
SEK	7,699		10,267	
Foreign currency	– 623		– 3,111	
TOTAL AVERAGE BALANCE, ASSETS		**512,386**		**515,650**
TOTAL AVERAGE BALANCE, LIABILITIES		**484,778**		**493,026**
Interest margin		1.22		1.25
Investment margin		1.38		1.39
Average interest rate on loans to the public		6.05		6.04
Average interest rate on deposits from the public		2.58		2.38
Interest receivable on securities classified as current assets		2,280		2,426

NOTE 2 – DIVIDENDS RECEIVED

	Group		The Bank	
SEK M	2002	2001	2002	2001
Shares and participating interests	89	143	78	136
Shares in associated companies			61	73
Shares in Group companies *			4,758	4,344
TOTAL	**89**	**143**	**4,897**	**4,553**
* of which through Group contributions			4,642	4,293

NOTE 3 – COMMISSIONS RECEIVABLE

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Payment processing commissions	2,728	2,557	2,143	2,031
Lending commissions	663	585	359	358
Deposit commissions	31	33	30	32
Guarantee commissions	157	139	105	93
Securities commissions				
Brokerage	293	438	240	356
Asset management	2,062	2,380	1,181	1,364
Other securities commissions	205	140	203	143
Other commissions				
Real estate brokerage commissions	143	133		
Other	826	812	540	603
TOTAL	**7,108**	**7,217**	**4,801**	**4,980**

NOTE 4 – COMMISSIONS PAYABLE

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Payment processing commissions	964	892	824	764
Securities commissions	144	172	102	122
Other commissions	577	488	34	32
TOTAL	**1,685**	**1,552**	**960**	**918**

NOTE 5 – NET PROFIT ON FINANCIAL OPERATIONS

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Capital gains/losses				
Shares/participating interests	– 55	– 158	– 65	– 187
Interest-bearing securities	46	226	40	239
Other financial instruments	– 17	19	1	2
TOTAL	**– 26**	**87**	**– 24**	**54**
Unrealized changes in value				
Shares/participating interests	81	260	118	273
Interest-bearing securities	139	– 38	– 10	– 62
Other financial instruments	– 75	– 46	0	0
TOTAL	**145**	**176**	**108**	**211**
Change in exchange rates	347	866	60	579
TOTAL	**466**	**1,129**	**144**	**844**

NOTE 6 – OTHER OPERATING INCOME

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Capital gains, financial fixed assets	12	11	0	
Income from real estate operations	62	49	1	1
Capital gains, properties, equipment, etc.	105	32	139	40
IT services	734	661	790	707
Other operating income	213	279	152	160
TOTAL	**1,126**	**1,032**	**1,082**	**908**

NOTE 7 – STAFF COSTS

Figures for employees of the insurance operations are not included here, but are reported separately in Note 51.

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Wages, salaries and other remuneration	4,171	3,978	3,257	3,155
Pension costs				
Estimated costs	226	129	226	127
Premiums paid	625	441	572	407
Social insurance charges	1,412	1,361	1,137	1,104
Allocation to profit-sharing fund	245	336	96	208
Training costs	120	127	93	103
Other staff costs	153	156	124	119
TOTAL	**6,952**	**6,528**	**5,505**	**5,223**

Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Sweden	79	76	59	47
to other employees in Sweden	3,370	3,247	3,151	3,022
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Baltic region	7	7		
to other employees in Baltic region	515	422		
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Denmark	18	14		
to other employees in Denmark	97	119		28
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Luxembourg	6	5		
to other employees in Luxembourg	24	24		
Wages, salaries and remuneration to other employees outside Sweden	41	44	41	44
Bonuses and comparable remuneration to the President and Executive Vice Presidents	14	20	6	14
TOTAL	**4,171**	**3,978**	**3,257**	**3,155**

SEK M				
The year's costs for pensions and similar benefits:				
To current and former Presidents and Executive Vice Presidents	62	53	56	42
Number of persons	58	59	47	43

Pension commitments for Presidents and Executive Vice Presidents have been secured through insurance and pension funds. The commitments secured through pension funds amounted to SEK 276 M (249). Total commitments for pensions secured through pension funds amounted to SEK 348 M (279). Total assets in pension funds exceeded commitments by SEK 35 M (32) and amounted to SEK 383 M (311).

SEK M				
Loans to President and Executive Vice Presidents	78	67	38	33
Number of persons	72	88	22	22
Loans to members of the Board of Directors and their deputies	74	101	35	36
Number of persons	86	156	15	16
Loans to companies where senior executives have a significant share of the voting rights	79	10	79	10

The Group has not pledged any assets or other collateral or committed to contingent liabilities on behalf of any senior executives.

Average number of employees based on 1,570 hours per employee	Group 2002	Group 2001
FöreningsSparbanken AB	9,484	9,763
Spintab	22	40
FöreningsSparbanken Finans	95	91
Robur Kapitalförvaltning	307	254
Mandab	1	2
FöreningsSparbanken Juristbyrå	7	5
FöreningsSparbanken Fastighetsbyrå	93	122
Skepparholmen Hotell & Konferens		17
Kundinkasso	35	37
FöreningsSparbanken Öland	63	66
Eskilstuna Rekarne Sparbank	54	58
Swedbank (Luxemburg)	54	58
FI-Holding	186	172
Hansabank Group	6,822	7,989
TOTAL	**17,223**	**18,674**
of whom, in		
Baltic states	6,822	7,989
Denmark	186	202
Norway	10	9
Luxembourg	54	58
Great Britain	18	19
USA	14	14
Japan	2	2
China	3	3
TOTAL	**7,109**	**8,296**
Number of hours worked (thousands)	27,040	29,318

The number of Group employees at year-end excluding long-term absentees in relation to hours worked expressed as full-time positions	15,434	16,020

In the Group, 64 percent of employees were women and 36 percent men, while in the Bank 59 percent were women and 41 percent men. The underlying employee turnover in the Swedish companies, excluding insurance operations, was 4 percent, excluding retirements.

Average number of employees in %	Women	Men
Sweden	58	42
Baltic region	75	25
Denmark	39	61
Norway	60	40
Luxembourg	44	56
Great Britain	38	62
USA	21	79
Japan	50	50
China	67	33

Information on remuneration to senior executives

Senior executives refer to the Directors, the President and CEO, and Executive Vice Presidents in the Bank. The Senior Management Group refers to the Chairman of the Board, the First and Second Deputy Chairmen, and the President and CEO. Other senior executives refer to members of Executive Management or the Group Council with the title Vice President.

A Compensation Committee consisting of the Chairman of the Board and the First and Second Deputy Chairmen decides on salaries and other benefits for the President, Deputy President and other members of Executive Management, the Head of Internal Audit, Executive Vice Presidents and other persons who report directly to the President of the Swedish operations.

During the spring of 2000 employees of FöreningsSparbanken and its wholly owned Group companies in Sweden and the board members of the local banks were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 warrants outstanding can be exercised to subscribe for an equal number of shares during a specific period in 2005. The warrant premium was SEK 15 and the subscription price is SEK 187. In connection with warrant subscriptions in 2000, certain employees received a subsidy, which resulted in a charge against earnings of approximately SEK 70 M. Senior executives were not offered subsidies. The presentation of the Board of Directors and Executive Management contains information on each person's holding of warrants in FöreningsSparbanken. The warrant premium raised shareholders' equity by SEK 120 M. On December 31, 2002 the FöreningsSparbanken share had a market value of SEK 103 and the warrant SEK 1.95.

Senior Management Group, SEK 000	2002	2001
Directors' fees and remuneration		
Annual Directors' remuneration approved by the AGM	6,400	6,400
of which, to Göran Collert	1,940	1,900
of which, in his capacity as Chairman	1,800	1800
of which, for committee work	140	100
of which, to Carl Eric Stålberg	780	740
of which, in his capacity as First Deputy Chairman	600	600
of which, for committee work	180	140
of which, to Bo Forslund	890	890
of which, in his capacity as Second Deputy Chairman	600	600
of which, for committee work	290	290

As of January 1, 2003 the First Deputy Chairman also receives an annual salary of SEK 2.7 M in accordance with his employment contract with the Bank.

Directors' fees are not paid to other persons with employment agreements with the Group.

Remuneration of the President		
Fixed compensation, salary	4,863	4,871
Variable compensation, bonus	545	900
TOTAL	**5,408**	**5,771**
Of which, pensionable compensation	4,860	4,860
Pension expense	3,780	4,866

Variable compensation paid to the President is maximized at 25 percent of her annual salary and consists of 2/3 bonus tied to payouts by the Kopparmyntet pension fund and 1/3 bonus tied to individual goals. In 2002 a total of SEK 545,000 was paid in variable compensation to the President. SEK 193,000 was taken against income. Variable compensation is not pensionable. No other remuneration or benefits of significant value are paid to the President.

Pension commitments for the First Deputy Chairman

As an employee as of January 1, 2003, Carl Eric Stålberg is entitled to a defined-benefit pension from age 60. His pension entitlement is the earned portion of 75 percent of his salary. The period of service is determined by his length of employment in months divided by 360. The Bank pays a pension premium of SEK 360,000 per year. Previously earned pension benefits remain unaffected. Benefits are accrued continuously until retirement and are transferable after they have been earned.

Termination conditions for the First Deputy Chairman

Depending on the reason for his termination, Carl Eric Stålberg, in accordance with his employment contract with the Bank, is entitled to pensionable compensation equivalent to his previous salary for a period of 24 months after termination. Under special circumstances, the period may be extended to 36 months. However, under no circumstances will severance be paid after Carl Eric Stålberg reaches the age of 60 in January 2011. The right to compensation is conditional on, among other things, the settlement of 50 percent of any income from new employment, etc. against the severance from the Bank, unless the Board decides otherwise.

Pension commitments for the President

President Birgitta Johansson-Hedberg has the right to retire at age 60 with 70 percent of her salary between the age of 60 and 65 and 45 percent of her salary thereafter, with no deduction for her previous pension entitlements. The period of service for pension benefits on the portion of her salary up to SEK 2.6 M is determined by her length of employment in months divided by 360. The period of service for pension benefits on the portion of her salary exceeding SEK 2.6 M is 83 months. Previously earned pension benefits remain unaffected. Benefits are accrued continuously until retirement and are transferable after they have been earned.

Termination conditions for the President

If her employment is terminated by the Bank, the President will receive a salary during a 12-month term of notice. To this is added severance pay for 12 months in the event the Bank terminates the President and in doing so commits a breach of contract, or if the Bank becomes the target of a takeover, merger or other significant organizational change that alters the President's role. If the President resigns, the term of notice is six months and there is no severance pay.

Other senior executives

SEK M	2002	2001
Remuneration to Executive Vice Presidents *		
Fixed compensation – salaries	53	52
Variable compensation – bonuses	7	14
TOTAL	**60**	**66**
No. of persons	23	24

Variable compensation paid to the Executive Vice Presidents is maximized at 25 percent of their annual salary and consists of 2/3 bonuses tied to payouts by the Kopparmyntet pension fund and 1/3 bonuses tied to individual goals. Three Executive Vice Presidents' variable compensation is dependent on their business area's results. In 2002 a total of SEK 7,429,000 was paid in variable compensation to the Executive Vice Presidents. SEK 5,574,000 was taken against income. Variable compensation is not pensionable. Directors' fees are settled against salaries unless indicated otherwise. No other remuneration or benefits of significant value are paid to the Executive Vice Presidents.

Pension commitments

Members of management with the title of Executive Vice President are entitled to a defined-benefit pension from age 60-62 at 60-70 percent of their salary less any previous pension entitlements. Benefits are accrued continuously until retirement and are transferable after they have been earned.

Termination conditions

If terminated by the Bank, the Executive Vice Presidents will receive a salary during their term of notice, which is 6-12 months. To this is added severance pay for 12-24 months. Settlement is made if new employment is secured; in several cases settlement requires that termination take place before age 55. If an Executive Vice President resigns, the term of notice is six months and there is no severance pay.

* Including compensation from all Group companies, both Swedish and international.

NOTE 8 – OTHER ADMINISTRATIVE EXPENSES

	Group		The Bank	
SEK M	2002	2001	2002	2001
Expenses for premises	12	17	2	2
Rents, etc.	1,067	1,025	824	839
IT expenses	1,240	1,401	1,016	1,195
Telecommunications, postage	432	445	303	322
Consulting and outside services	594	846	508	716
Travel, entertainment	269	260	193	193
Office supplies	209	214	173	182
Advertising, public relations, marketing	396	492	277	373
Security transports, alarm systems	253	244	222	214
Other administrative expenses	697	653	576	546
Other overhead expenses	162	202	130	174
TOTAL	**5,331**	**5,799**	**4,224**	**4,756**

Compensation to the Group's Auditors for auditing work and consultations in 2002:

	Group		The Bank	
SEK M	Audit	Consultation	Audit	Consultation
Deloitte & Touche	14	9	6	4
Ernst & Young	1	1	1	0
Arthur Andersen/PMAC	1	1	1	1
Other	2	2		
TOTAL	**18**	**13**	**8**	**5**

NOTE 9 - OPERATIONAL LEASING

In cases where the Group is the lessee, the leases primarily pertain to premises.
As of December 31, 2002 the total amount of future minimum leasing fees related to irrevocable leases are distributed by expiration date as follows:

SEK M	Costs	Subletting income	Total
2003	704	5	699
2004	707	5	702
2005	708	5	703
2006	713	5	708
2007	715	5	710
After 2007	802	7	795
TOTAL	**4,349**	**32**	**4,317**

NOTE 10 - DEPRECIATION/AMORTIZATION AND WRITE-DOWNS OF TANGIBLE AND INTANGIBLE ASSETS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Depreciation/amortization				
Equipment	669	649	457	445
Real estate	45	35	0	0
Goodwill	663	693	101	101
Other intangible assets	33	20	1	1
TOTAL	**1,410**	**1,397**	**559**	**547**

With regard to depreciation and amortization principles, see "Accounting Principles."

NOTE 11 - LOAN LOSSES, NET

	Group		The Bank	
SEK M	2002	2001	2002	2001
Claims assessed individually				
The year's write-off for established loan losses	– 1,553	– 1,262	– 994	– 632
Reversal of previous provisions for anticipated loan losses reported in the year's accounts as established	802	508	414	200
The year's provisions for anticipated loan losses	– 961	– 1,034	– 386	– 525
Recoveries from previous years' established loan losses	560	730	172	325
Recovered provisions for anticipated loan losses	428	376	114	158
THE YEAR'S NET EXPENSE	**– 724**	**– 682**	**– 680**	**– 474**
Collective provisions for claims assessed individually				
ALLOCATIONS TO COLLECTIVE PROVISIONS	**– 762**	**– 553**	**– 755**	**– 534**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The year's write-off for established loan losses	– 117	– 75	– 82	– 69
Recoveries from previous years' established loan losses	30	18	17	14
Allocations/withdrawals from loan loss reserve	– 14	2	– 10	0
THE YEAR'S NET EXPENSE FOR CLAIMS ASSESSED COLLECTIVELY	**– 101**	**– 55**	**– 75**	**– 55**
Contingent liabilities				
The year's net expense for discharged guarantees and other contingent liabilities *	– 14	– 23	1	2
THE YEAR'S NET LOAN LOSS EXPENSE	**– 1,601**	**– 1,313**	**– 1,509**	**– 1,061**
Loan losses divided by category				
Credit institutions				
Write-offs and provisions	– 18	0	– 18	0
Recoveries of claims	2	2	2	2
General public				
Write-offs and provisions	– 2,634	– 2,457	– 1,803	– 1,569
Recoveries	1,049	1,142	310	506
TOTAL	**– 1,601**	**– 1,313**	**– 1,509**	**– 1,061**

Loan losses, net, and change in value of property taken over				
The year's net loan loss expense	– 1,601	– 1,313	– 1,509	– 1,061
Change in value of property taken over	– 2	– 24	– 1	– 2
Of which, unrealized change in value of real estate	0	– 2	0	– 2
Of which, unrealized change in value of other property taken over	0	– 5	0	0
Of which, *realized* change in value of other property taken over	– 2	– 17	– 1	0
TOTAL CHANGE IN VALUE OF PROPERTY TAKEN OVER	**– 1,603**	**– 1,337**	**– 1,510**	**– 1,063**
* of which				
write-offs	– 2	– 30		
provisions	– 45	– 11		
recoveries	33	18		
TOTAL	**– 14**	**– 23**		

NOTE 12 – DOUBTFUL CLAIMS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Provisions				
Specific provisions for claims assessed individually	– 1,259	– 1,569	– 696	– 871
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 199	– 184	– 102	– 92
Collective provisions for claims assessed individually	– 3,365	– 2,627	– 1,900	– 1,145
TOTAL	**– 4,823**	**– 4,380**	**– 2,698**	**– 2,108**
Total provision ratio for doubtful claims, % *(including collective provisions for claims assessed* individually in relation to book value before provisions for individually identified doubtful claims)	134	103	145	97
Provision ratio for individually identified doubtful claims, %	40	41	43	44
Doubtful claims				
Book value of doubtful claims (unsettled)	2,142	2,500	1,057	1,201
Doubtful claims as % of total lending	0.3	0.3	0.3	0.3
Nonperforming loans for which interest is entered as income				
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	599	638	186	231
Restructured and reclassified claims: *				
Book value of claims restructured during the fiscal period before restructuring	168		33	
Book value of claims restructured during the fiscal period after restructuring	106		18	
Book value of doubtful claims returned in status to normal claims during the fiscal period	344		187	
Property taken over to protect claims:				
Buildings and land	13	21	1	2
Condominiums	1	1	0	0
Shares and participating interests	12	14	7	7
Other	2	10	0	1
TOTAL	**28**	**46**	**8**	**10**

* A claim is considered restructured if the lender has granted some form of concession due to the borrower's financial problems.

NOTE 13 – WRITE-DOWN OF FINANCIAL FIXED ASSETS

	Group		The Bank	
Write-down of shares	2002	2001	2002	2001
VPX Matching AB		10	2	14
Marakanda Marknadsplatser AB			210	160
OM	264		264	
SpareBank 1 Gruppen			597	
Mandamus AB				120
Allround AB			9	
TOTAL	**264**	**10**	**1,082**	**294**

NOTE 14 – OPERATING PROFIT IN INSURANCE OPERATIONS

	Group	
SEK M	2002	2001
Non-life insurance operations	151	23
Life insurance operations	331	370
TOTAL	**482**	**393**

NOTE 15 – APPROPRIATIONS

	Group		The Bank	
Allocation, SEK M	2002	2001	2002	2001
Untaxed reserves			– 161	– 1,156
Settlement of pensions	– 76	– 87	– 76	– 88
TOTAL	**– 76**	**– 87**	**– 237**	**– 1,244**

	The Bank	
Untaxed reserves, SEK M	2002	2001
Accelerated depreciation on equipment	– 42	– 37
Tax allocation reserve	– 119	– 1,119
TOTAL	**– 161**	**– 1,156**

	Group		The Bank	
Settlement of pensions, SEK M	2002	2001	2002	2001
Estimated pension costs	226	128	226	126
Pensions paid	– 13	– 10	– 13	– 10
Payroll tax and tax on pension returns	– 201	– 141	– 201	– 140
Change in pension commitments allocated in the balance sheet	4	– 6	4	– 6
Allowance from pension funds	7	2	7	2
Provisions for pension funds	– 99	– 60	– 99	– 60
TOTAL	**– 76**	**– 87**	**– 76**	**– 88**

NOTE 16 – TAX ON PROFIT FOR THE YEAR

	Group		The Bank	
SEK M	2002	2001	2002	2001
Current tax	– 1,099	– 1,592	– 1,125	– 1,236
Tax related to previous years	– 51	– 96	– 16	– 23
Deferred tax expense/asset	– 833	– 435	– 236	10
TOTAL	**– 1,983**	**– 2,123**	**– 1,377**	**– 1,249**

Group, 2002

The tax charge represents 29.3 percent of the Group's profit before tax.

The difference between the Group's tax charge and the tax charge based on current tax rates is explained below:

SEK M	SEK M	percent
Tax charge	– 1,983	– 29.3
Tax charge, 28% of profit before tax	– 1,896	– 28.0
DIFFERENCE	**– 87**	**– 1.3**
The difference consists of the following items		
Additional tax related to previous years	– 51	– 0.8
Tax-exempt income/Non-deductible expenses	– 112	– 1.6
Non-deductible goodwill	– 180	– 2.7
Temporary differences for which deferred tax has not been booked	– 70	– 1.0
Other tax basis in insurance operations	55	0.8
Other tax rates in other countries	269	4.0
Other	2	0.0
TOTAL	**– 87**	**– 1.3**

Since 2000 Hansapank has not paid income tax in Estonia. On the other hand, Hansabank pays tax on dividends to individuals and companies that are not domiciled in Estonia. The tax charge for FöreningsSparbanken's share of the dividend has been charged against profit. FöreningsSparbanken's share of the remaining earnings in Hansabank would, if distributed, result in a tax charge of slightly over SEK 300 M.

Nor has deferred tax been booked on temporary differences between the value in the consolidated accounts and the written-down value of investments in subsidiaries and associated companies, since dividends on these investments are tax exempt. Moreover, the Bank can essentially determine when it wishes to divest the shares, which is not expected in the foreseeable future.

The Bank, 2002

The tax charge represents 35.1 percent of the Bank's profit before tax.

The difference between the Bank's tax charge and the tax charge based on current tax rates is explained below:

SEK M	SEK M	percent
Tax charge	– 1,377	– 35.1
Tax charge, 28% of profit before tax	– 1,098	– 28.0
DIFFERENCE	**– 279**	**– 7.1**
The difference consists of the following items		
Additional tax related to previous years	– 16	– 0.4
Non-deductible income/expenses	40	1.0
Write-down of shares	– 303	– 7.7
TOTAL	**– 279**	**– 7.1**

NOTE 17 – TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS

Group	Fair value		Book value		Accrued acquisition value		Nominal amount	
SEK M	2002	2001	2002	2001	2002	2001	2002	2001
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	10,303	16,829	10,303	16,830	10,202	16,835	10,151	16,859
Swedish municipalities	424	1,665	424	1,665	418	1,663	418	1,671
Foreign governments	3,208	958	3,208	958	3,213	960	3,191	964
TOTAL	**13,935**	**19,452**	**13,935**	**19,453**	**13,833**	**19,458**	**13,760**	**19,494**
Fixed assets								
Swedish Government	87	1,039	86	976	86	976	85	1,000
Swedish municipalities	108	3	108	3	108	3	112	3
Foreign governments	1,761	2,499	1,756	2,490	1,762	2,490	1,759	2,508
TOTAL	**1,956**	**3,541**	**1,950**	**3,469**	**1,956**	**3,469**	**1,956**	**3,511**
TOTAL	**15,891**	**22,993**	**15,885**	**22,922**	**15,789**	**22,927**	**15,716**	**23,005**
of which								
in foreign currency			4,980	3,448				

The Bank	Fair value		Book value		Accrued acquisition value		Nominal amount	
SEK M	2002	2001	2002	2001	2002	2001	2002	2001
Treasury bills and other bills eligible for refinancing with central banks								
Current assets								
Swedish Government	10,161	16,779	10,161	16,779	10,061	16,785	10,010	16,809
Swedish municipalities	359	1,665	359	1,665	356	1,663	358	1,671
Foreign governments	1,754	1	1,754	1	1,754	1	1,754	1
TOTAL	**12,274**	**18,445**	**12,274**	**18,445**	**12,171**	**18,449**	**12,122**	**18,481**
Fixed assets								
Swedish Government		1,039		976		976		1,000
Swedish municipalities	2	3	2	3	2	3	2	3
Foreign governments								
TOTAL	**2**	**1,042**	**2**	**979**	**2**	**979**	**2**	**1,003**
TOTAL	**12,276**	**19,487**	**12,276**	**19,424**	**12,173**	**19,428**	**12,124**	**19,484**
of which								
in foreign currency			1,754	1				

	Group		The Bank	
Summary of maturities, SEK M	2002	2001	2002	2001
Remaining maturity				
≤ 1 year	5,986	14,799	4,356	13,172
> 1 years – 5 years	6,743	4,749	4,839	2,961
> 5 years – 10 years	1,369	2,654	1,294	2,571
> 10 years	1,787	720	1,787	720
TOTAL	**15,885**	**22,922**	**12,276**	**19,424**
Average remaining maturity	3.2 years	2.1 years	3.6 years	2.1 years

The book value in the Group in 2002 exceeded nominal value by SEK 169 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		516	516
Discounted value	– 323	– 24	– 347
TOTAL	**– 323**	**492**	**169**

The book value in the Bank in 2002 exceeded nominal value by SEK 152 M.

The Bank SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		478	478
Discounted value	– 314	– 12	– 326
TOTAL	**– 314**	**466**	**152**

NOTE 18 – LOANS TO CREDIT INSTITUTIONS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Fixed assets				
Swedish banks	28,446	28,561	26,814	28,362
Other Swedish credit institutions	4,512	6,462	33,669	38,063
Foreign banks	62,404	81,628	55,586	74,104
Other foreign credit institutions	3,324	14,938	3,324	14,938
TOTAL ACCRUED ACQUISITION VALUE	**98,686**	**131,589**	**119,393**	**155,467**
Provision for anticipated loan losses, Swedish credit institutions		– 1		– 1
Provision for anticipated loan losses, foreign credit institutions	– 24	– 8	– 24	– 8
TOTAL	**98,662**	**131,580**	**119,369**	**155,458**
of which				
in foreign currency	48,127	43,294	42,009	37,343
Group companies			36,472	32,028
associated companies	1,625	56	1,625	56

Subordinated claims	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Group companies			1,318	1,818
Associated companies	313	251	313	251
Other	65	391	65	391
TOTAL	**378**	**642**	**1,696**	**2,460**

Summary of maturities, SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Remaining maturity				
Payable on demand	27,447	25,792	38,000	22,566
≤ 3 months	55,321	98,354	54,087	126,681
> 3 months – 1 year	14,874	7,097	25,604	5,938
> 1 year – 5 years	906	312	1,560	248
> 5 years	114	25	118	25
TOTAL	**98,662**	**131,580**	**119,369**	**155,458**
Average remaining maturity	0.2 years	0.2 years	0.3 years	0.2 years

A detailed distribution of loans and provisions by industry, geographic area, collateral and loan types can be found on pages 72-73 in the Board of Directors' report.

NOTE 19 – LOANS TO THE PUBLIC

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Fixed assets				
Swedish public	570,993	545,142	174,417	186,182
Foreign public	120,770	112,096	21,049	18,021
Insurance companies	16,433	9,369	16,433	9,369
TOTAL ACCRUED ACQUISITION VALUE	**708,196**	**666,607**	**211,899**	**213,572**
Provisions for anticipated loan losses, Swedish public	– 3,178	– 2,614	– 2,610	– 2,055
Provisions for anticipated loan losses, foreign public	– 1,621	– 1,757	– 64	– 44
TOTAL	**703,397**	**662,236**	**209,225**	**211,473**
of which				
in foreign currency	116,973	116,659	18,019	21,560
Group companies			377	1

Subordinated claims	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Group companies				
Associated companies				
Other	514	676	514	676
TOTAL	**514**	**676**	**514**	**676**

Summary of maturities, SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Remaining maturity *				
Payable on demand	13,791	9,422	12,686	10,472
≤ 3 months	214,007	200,548	67,033	67,139
> 3 months – 1 year	120,390	96,204	45,785	47,436
> 1 year – 5 years	230,328	231,921	38,769	41,208
> 5 years	124,881	124,141	44,952	45,218
TOTAL	**703,397**	**662,236**	**209,225**	**211,473**
Average remaining maturity	3.4 years	3.5 years	3.4 years	3.5 years

A detailed distribution of loans and provisions by industry, geographic area, collateral and loan types can be found on pages 72-73 in the Board of Directors' report.

* The Bank always retains the right to terminate loans for repayment within one year according to chap. 2 § 19 of the Swedish Banking Act.

NOTE 20 – BONDS AND OTHER INTEREST-BEARING SECURITIES

Group	Fair value		Book value		Accrued acquisition value		Nominal amount	
SEK M	2002	2001	2002	2001	2002	2001	2002	2001
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	26,409	18,345	26,409	18,352	26,203	18,348	26,066	18,314
Other Swedish issuers								
Non-financial companies	4,069	2,085	4,069	2,085	4,113	2,094	4,085	2,093
Other financial companies	2,397	2,809	2,397	2,808	2,391	2,778	2,398	2,808
Foreign issuers	15,345	17,854	15,345	17,858	15,244	17,834	15,172	17,730
TOTAL	**48,220**	**41,093**	**48,220**	**41,103**	**47,951**	**41,054**	**47,721**	**40,945**
of which, subordinated			381					
Fixed assets								
Swedish mortgage institutions	71	20	70	19	70	19	70	20
Other Swedish issuers								
Non-financial companies	103	31	103	31	103	31	103	31
Other financial companies	426	301	416	296	417	296	371	297
Foreign issuers	190	376	190	375	190	375	190	378
TOTAL	**790**	**728**	**779**	**721**	**780**	**721**	**734**	**726**
TOTAL	**49,010**	**41,821**	**48,999**	**41,824**	**48,731**	**41,775**	**48,455**	**41,671**
of which								
in foreign currency			19,711	22,720				
listed			44,528	27,572				

The Bank	Fair value		Book value		Accrued acquisition value		Nominal amount	
SEK M	2002	2001	2002	2001	2002	2001	2002	2001
Issued by other than public agencies								
Current assets								
Swedish mortgage institutions	41,893	30,304	41,893	30,304	41,686	30,300	41,405	30,242
Other Swedish issuers								
Non-financial companies	3,547	1,613	3,547	1,613	3,553	1,622	3,569	1,622
Other financial companies	2,105	2,227	2,105	2,227	2,098	2,222	2,105	2,226
Foreign issuers	9,361	10,052	9,361	10,052	9,339	10,029	9,348	10,032
TOTAL	**56,906**	**44,196**	**56,906**	**44,196**	**56,676**	**44,173**	**56,427**	**44,122**
of which, subordinated			381					
Fixed assets								
Swedish mortgage institutions	8	30	8	29	8	29	8	29
Other Swedish issuers								
Non-financial companies	3	14	3	14	3	14	3	15
Other financial companies	161	269	157	267	157	267	159	268
TOTAL	**172**	**313**	**168**	**310**	**168**	**310**	**170**	**312**
TOTAL	**57,078**	**44,509**	**57,074**	**44,506**	**56,844**	**44,483**	**56,597**	**44,434**
of which								
in foreign currency			23,256	19,608				
Group companies			14,817	12,773				
listed			56,216	29,956				

	Group		The Bank	
Summary of maturities, SEK M	2002	2001	2002	2001
≤ 1 year	33,652	22,418	38,685	29,007
> 1 year – 5 years	11,947	14,188	17,549	15,157
> 5,år – 10 years	2,667	2,416	277	146
> 10 years	733	2,802	563	196
TOTAL	**48,999**	**41,824**	**57,074**	**44,506**
Average remaining maturity	1.7 years	3.4 years	1.2 years	1.0 years

The book value in the Group in 2002 exceeded nominal value by SEK 544 M.

Group SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		626	626
Discounted value	– 55	– 27	– 82
TOTAL	**– 55**	**599**	**544**

The book value in the Bank in 2002 exceeded nominal value by SEK 477 M.

The Bank SEK M	Discounting instrument	Coupon instrument	Total
Surplus value		582	582
Discounted value	– 51	– 54	– 105
TOTAL	**– 51**	**528**	**477**

NOTE 21 – SHARES AND PARTICIPATING INTERESTS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Current assets				
Trading stock	1,611	2,391	1,329	2,116
For protection of claims	13	15	7	7
Fund shares	124	210		
TOTAL	**1,748**	**2,616**	**1,336**	**2,123**
Fixed assets				
Condominiums	31	33	28	30
Credit institutions	1,411	1,356	1,411	1,356
Other shares	282	557	265	530
TOTAL	**1,724**	**1,946**	**1,704**	**1,916**
SHARES AND PARTICIPATING INTERESTS	**3,472**	**4,562**	**3,040**	**4,039**
Fixed assets				
Opening balance	1,946	1,942	1,916	1,913
Added during the year	107	4	107	3
Eliminated during the year	– 65		– 55	
Revaluated during the year	– 264		– 264	
TOTAL	**1,724**	**1,946**	**1,704**	**1,916**

The Bank, 2002 SEK M	Number	Book value	% of voting rights	Market value
Credit institutions				
Baltic Rim Fund Ltd. Jersey	750	12	4.97	
Erste Bank Wien *	2,203,259	940	3.68	1,293
Sparebanken Midt-Norge *	598,300	128	9.97	109
Sparebanken Rogaland *	741,950	177	9.97	167
Sparebanken Nord-Norge *	642,350	108	9.97	103
Sparebanken Vest *	249,500	46	9.98	32
Other **		0		
BANK HOLDINGS		**1,411**		
Other shares				
OM AB *	3,723,721	242	4.45	156
Skandrenting AB	97,250	17	5.00	
Other **		6		
BANK HOLDINGS		**265**		
Other **		17		
GROUP HOLDINGS		**282**		

* These companies are listed; the others are not. All holdings in the trading stock are listed.

** A specification can be obtained from FöreningsSparbanken AB, Group Accounting.

NOTE 22 – SHARES AND PARTICIPATING INTERESTS IN ASSOCIATED COMPANIES

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Fixed assets				
Credit institutions	3,071	2,958	2,369	2,541
Other associated companies	18	179	14	184
TOTAL	**3,089**	**3,137**	**2,383**	**2,725**
Fixed assets				
Opening balance	3,137	3,100	2,725	2,702
Added during the year	477	205	477	205
Change in accumulated profit shares	– 525	– 160		
Revaluated during the year			– 819	– 174
Eliminated during the year		– 8		– 8
TOTAL	**3,089**	**3,137**	**2,383**	**2,725**

The Bank, 2002 SEK M	**Number**	**Book value**	**% of voting rights**	**Year's share of associated co.'s profit before tax**
Credit institutions				
FöreningsSparbanken Sjuhärad AB	950,000	288	47.50	
Eskilstuna Rekarne Sparbank AB *	865,000	125	50.00	
FöreningsSparbanken Söderhamn AB	256,000	62	40.00	
VPC AB	443,700	270	24.65	
Färs & Frosta Sparbank AB	1,478,700	257	30.00	
Bergslagens Sparbank AB	582,391	118	48.00	
Vimmerby Sparbank AB	340,000	41	40.00	
Aktia Sparbank Ab	8,600,000	190	24.39	
SpareBank 1 Gruppen	390,600	818	25.00	
First Securities ASA **	357,000	200	33.30	
BANK HOLDINGS		**2,369**		
Accumulated share of profit according to equity method				
FöreningsSparbanken Sjuhärad AB		81		54
FöreningsSparbanken Söderhamn AB		– 1		1
VPC AB		– 2		16
Färs & Frosta Sparbank AB		45		28
Bergslagens Sparbank AB		4		5
Vimmerby Sparbank AB		4		1
Aktia Sparbank Ab		199		44
SpareBank 1 Gruppen		– 597		– 564
Eliminations due to writedown in the Bank		597		
First Securities ASA		– 11		– 9
Others outside Sweden				
Indirectly owned associated companies		508		76
Acquisition elimination, Eskilstuna Rekarne Sparbank AB		– 125		
GROUP HOLDINGS		**3,071**		**– 348**
Other associated companies				
Babs Paylink AB	4,900	1	49.00	
Marakanda Marknadsplats AB	500	0	50.00	
VPX Matching AB	62,500	0	25.00	
Allround AB	3,000	6	30.00	
DocHotel i Stockholm AB	5,000	5	25.00	
Finansiell ID-Teknik BID AB	12,753	1	28.30	
Other		1		
BANK HOLDINGS		**14**		
Accumulated share of profit according to equity method				
Babs Paylink AB		12		8
Marakanda Marknadsplats AB		– 371		– 231
Elimination due to write-off in Bank		371		
VPX Maching AB		– 17		– 3
Elimination due to write-off in Bank		16		
Allround AB		– 14		– 12
Elimination due to write-off in Bank		9		
DocHotel i Stockholm AB		– 1		– 1
Finansiell ID-Teknik BID AB		– 1		– 1
GROUP HOLDINGS		**18**		**– 240**
TOTAL		**3,089**		**– 588**

The share of voting rights in each company corresponds to the share of its equity. Information on registered addresses and registration numbers can be found in the list of addresses.

* Eskilstuna Rekarne Sparbank AB is consolidated according to the proportional method.

** FöreningsSparbanken has a three-year option until 2005 to increase its ownership interest in First Securities to 51 percent.

NOTE 23 – SHARES AND PARTICIPATING INTERESTS IN GROUP COMPANIES

	The Bank	
SEK M	2002	2001
Fixed assets		
Swedish credit institutions	13,140	12,498
Foreign credit institutions	8,421	7,986
Other Swedish companies	3,278	3,279
TOTAL	**24,839**	**23,763**
Opening balance	23,763	23,102
Added during the year	1,076	781
Revaluated during the year		– 120
TOTAL	**24,839**	**23,763**

The Bank, 2002 SEK M	Number	Book value	% of voting rights	Market value
Current assets				
Connecta SA in liquidation	219,695	0	100	
Pamir Holding BV in liquidation	40	0	100	
TOTAL		**0**		
Swedish credit institutions				
AB Spintab	23,000,000	11,928	100	
HSB Bank AB	22,000	642	100	
FöreningsSparbanken Finans AB	345,000	415	100	
FöreningsSparbanken Företagskredit AB	200,000	20	100	
FöreningsSparbanken Öland AB	780,000	135	60	
TOTAL		**13,140**		
Foreign credit institutions				
Swedbank (Luxemburg) S.A	299,999	138	100	
FI-Holding A/S *	697,025	5,347	69.7	
AS Hansapank	47,376,178	2,936	59.71	6,927
Other credit institutions		0		
TOTAL		**8,421**		
Other Swedish companies				
FöreningsSparbanken Administration AB	10,000	6	100	
Kundinkasso AB	50,000	5	100	
Robur AB	10,000,000	3,191	100	
Sparia Försäkringsbolag AB	30,000	65	100	
Mandab AB	500	5	100	
FöreningsSparbanken Juristbyrå AB	5,000	6	100	
Other		0		
TOTAL		**3,278**		

* FöreningsSparbanken AB and the other shareholders of FI-Holding A/S have reached the following option agreement: As of 2001 the other shareholders of FI-Holding have the opportunity to sell up to 25 percent of their holdings to FöreningsSparbanken AB. Three shareholders utilized the opportunity in 2001 and FöreningsSparbanken AB's holding rose by 7.5 percent. One shareholder exercised the opportunity in 2002 and FöreningsSparbanken AB's holding rose by an additional 2.5 percent. As of 2003 the other shareholders have the opportunity to sell up to 75 percent, and as of 2004 their entire original holdings. The price will correspond to the shareholders' acquisition cost of the shares in FI-Holding appreciated by 4.5 percent annually. If the other shareholders wait to exercise their options until the end of 2005, at which point the option agreements expire, FöreningsSparbanken's acquisition price including interest for all the shares in F1-Holding outstanding as of year-end 2002 will amount to nearly SEK 3.2 billion. FöreningsSparbanken AB has the opportunity during the period 2003-2005 to buy other shareholders' holdings in FI-Holding A/S at a price corresponding to their acquisition cost of the shares in FI-Holding appreciated by 6 percent annually

AS Hansapank is listed. Other companies are unlisted.

The share of the voting rights in each company corresponds to the share of its equity.

Information on registered addresses and registration numbers can be found in the list of addresses.

NOTE 24 – ASSETS IN THE INSURANCE OPERATIONS

SEK M	2002	2001
Investment assets	767	629
Investment assets for which life insurance policyholders bear the investment risk	31,319	41,754
Other assets	156	231
TOTAL	**32,242**	**42,614**

NOTE 25 – INTANGIBLE FIXED ASSETS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Goodwill	6,431	6,952	1,456	1,556,
Other	54	53	3	4
TOTAL	**6,485**	**7,005**	**1,459**	**1,560**

Acquisition value	2002	2001	2002	2001
Opening balance	9,260	8,956	2,025	2,025
Added during the year	284	304		
Exchange rate difference	275	410		
CLOSING BALANCE	**9,819**	**9,670**	**2,025**	**2,025**

Accumulated amortization	2002	2001	2002	2001
Accumulated amortization at beginning of year	2 619	1 906	465	363
The year's amortizations	696	713	101	102
Exchange rate difference	19	46		
ACCUMULATED AMORTIZATION AT YEAR-END	**3,334**	**2,665**	**566**	**465**

Specification of Group goodwill

Company	Year of acquisition	Acquisition value	Accumulated amortization	Book value	Amortization period
Robur	1995	1,752	1,249	503	10
Föreningsbanken	1997	2,000	557	1,443	20
Robur Försäkring	1998	887	193	694	20
FI-Holding	1999	2,522	400	2,122	20
Hansabank	1999	1,390	209	1,181	20
HSB Bank AB	2002	153		153	10
Hansapank (group)		759	570	189	
Other		228	82	146	
TOTAL		**9,691**	**3,260**	**6,431**	

NOTE 26 – TANGIBLE ASSETS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Current assets				
Properties taken over to protect claims	13	21	1	1
TOTAL	**13**	**21**	**1**	**1**
Fixed assets				
Equipment	1,316	1,659	836	1,127
Properties used in the Group's operations	813	1,379	21	21
TOTAL	**2,129**	**3,038**	**857**	**1,148**
TOTAL	**2,142**	**3,059**	**858**	**1,149**

	Group		The Bank	
Equipment, acquisition value	2002	2001	2002	2001
Balance brought forward	4,446	3,994	3,075	3,029
Added during the year	376	844	178	326
Eliminated during the year	– 516	– 392	– 286	– 280
CLOSING BALANCE	**4,306**	**4,446**	**2,967**	**3,075,**

Equipment, accumulated depreciation	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Accumulated depreciation at beginning of year	2,787	2,278	1,948	1,739
Acquired accumulated depreciation		229		
Change in accumulated depreciation due to sales and disposals	– 466	– 373	– 274	– 236
Depreciation for the year	669	653	457	445
ACCUMULATED DEPRECIATION AT YEAR-END	**2,990**	**2,787**	**2,131**	**1,948**

Properties used in operations, acquisition value, etc.	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Opening balance	1,736	827	28	28
Added during the year	153	987		
Eliminated during the year	– 684	– 49		
CLOSING BALANCE	**1,205**	**1,765**	**28**	**28**
Tax assessment value	59	505	28	27

Properties used in operations, accumulated depreciation	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Accumulated depreciation at beginning of year	377	155	7	6
Acquired accumulated depreciation		238		
Change in accumulated depreciation due to sales and disposals	– 30	– 42		1
Depreciation for the year	45	35	0	0
ACCUMULATED DEPRECIATION AT YEAR-END	**392**	**386**	**7**	**7**

NOTE 27 – OTHER ASSETS

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Tax claims	185	656	185	655
Security settlement claims *	33	2	33	2
Derivatives *	25,933	21,395	27,130	16,468
Other assets **	2,086	2,177	244	276
Deferred tax claim	263	329	167	154
Group contributions, shareholders' contributions			4,642	4,293
TOTAL	**28,500**	**24,559**	**32,401**	**21,848**
of which				
in foreign currency	20,231	14,555	17,095	8,867

* Booked on the balance sheet according to current netting rules.

	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Gross security settlement claims	3,523	4,410	3,523	4,410
Gross derivatives	25,933	22,335	27,130	17,408

** Repossessed leasing assets amounted to SEK 112 M (162).
Property taken over to protect claims amounted to SEK 2 M (10) in the Group.

Specification of deferred tax claim	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Pensions	82	97	81	94
Tax loss carryforwards	47	47	47	47
Currency hedges	61	155		
Other	73	30	39	13
TOTAL	**263**	**329**	**167**	**154**

NOTE 28 – DERIVATIVES

Group, 2002
Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	59	54	22,367	97	97	2,819
Forward contracts	1,323	1,323	461,438	11,792	11,794	228,853
Swaps	11,858	9,893	235,638	3,662	1,860	67,104
Other derivatives	1	1	5,949	0	0	3
TOTAL	**13,241**	**11,271**	**725,392**	**15,551**	**13,751**	**298,779**
of which, cleared	776	776	269,001			

Derivatives not reported on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts	98		1,792	15		3,261
Other derivatives	7		1,274			
TOTAL	**105**		**3,066**	**15**		**3,261**
TOTAL	**13,346**	**11,271**	**728,458**	**15,566**	**13,751**	**302,040**
of which, cleared	776	776	269,001			

Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

	Equity-related			Other		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	778	1,177	5,647			
Forward contracts	302	302	602			
Swaps	3	0	274	0	– 1	12,731
Other derivatives	29	29	235	0	0	0
TOTAL	**1,112**	**1,508**	**6,758**	**0**	**– 1**	**12,731**
of which, cleared	498	498				

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 3,494 M.

Group, 2002
Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Options held	39	22	20,832	97	97	2,603
Forward contracts	1,319	1,319	484,967	14,356	14,356	269,038
Swaps	13,982	12,007	333,752	8,159	4,493	137,680
Other derivatives	1	1	540	0	0	3
TOTAL	**15,341**	**13,349**	**840,091**	**22,612**	**18,946**	**409,324**
of which, cleared	780	780	271,572			

Derivatives not reported on the balance sheet

	Interest-rate-related			Currency-related		
SEK M	Fair value	Book value	Nominal value	Fair value	Book value	Nominal value
Forward contracts	4		1,018	1,126		29,851
Other derivatives	20		1,569			
TOTAL	**24**		**2,587**	**1,126**		**29,851**
of which, cleared	5		1,018	0		
TOTAL	**15,365**	**13,349**	**842,678**	**23,738**	**18,946**	**439,175**
of which, cleared	785	780	272,590			

Group, 2002
Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

SEK M	Fair value	Equity-related Book value	Nominal value	Fair value	Other Book value	Nominal value
Options held	516	900	6,951			
Forward contracts	378	378	357			
Swaps	0	0	0	0	0	0
Other derivatives	29	29	238	0	0	0
TOTAL	**923**	**1,307**	**7,546**	**0**	**0**	**0**
of which, cleared	498	498				

The unrealized loss on derivatives with negative values deferred due to hedge accounting amounts to SEK 6,424 M.

The Bank, 2002
Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

SEK M	Fair value	Interest-rate-related Book value	Nominal value	Fair value	Currency-related Book value	Nominal value
Options held	41	41	17,952	96	96	2,818
Forward contracts	1,323	1,323	461,438	12,952	12,952	258,346
Swaps	10,729	9,556	214,809	3,024	2,788	32,197
Other derivatives	1	1	5,940			
TOTAL	**12,094**	**10,921**	**700,139**	**16,072**	**15,836**	**293,361**
of which, cleared	776	776	269,001	0	0	0

Derivatives with positive fair values or nil value
Derivatives reported wholly or in part on the balance sheet

SEK M	Fair value	Equity-related Book value	Nominal value	Fair value	Other Book value	Nominal value
Options held	773	1,156	5,404			
Forward contracts	302	302	602			
Swaps						
Other derivatives				0	0	0
TOTAL	**1,075**	**1,458**	**6,006**	**0**	**0**	**0**
of which, cleared	498	498				

The unrealized gain on derivatives with positive values deferred due to hedge accounting amounts to SEK 1,026 M.

The Bank. 2002
Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

SEK M	Fair value	Interest-rate-related Book value	Nominal value	Fair value	Currency-related Book value	Nominal value
Options held	15	15	13,778	97	97	2,603
Forward contracts	1,312	1,312	484,039	14,306	14,306	267,883
Swaps	10,536	10,698	262,957	2,516	2,516	50,136
Other derivatives	0	0	0			
TOTAL	**11,863**	**12,025**	**760,774**	**16,919**	**16,919**	**320,622**
of which, cleared	776	776	269,001			

Derivatives with negative fair values
Derivatives reported wholly or in part on the balance sheet

SEK M	Fair value	Equity-related Book value	Nominal value	Fair value	Other Book value	Nominal value
Options held	475	859	6,847			
Forward contracts	378	378	357			
Swaps						
Other derivatives				0	0	0
TOTAL	**853**	**1,237**	**7,204**	**0**	**0**	**0**
of which, cleared	498	498				

The unrealized gain on derivatives with negative values deferred due to hedge accounting amounts to SEK 546 M.

The note does not include options in First Securities and FI-Holding. For more information, see Note 22 and Note 23.

NOTE 29 – PREPAYMENTS AND ACCRUED INCOME

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Accrued interest income	5,248	5,442	1,986	2,088
Prepayments and accrued income	2,663	3,148	1,562	2,154
TOTAL	**7,911**	**8,590**	**3,548**	**4,242**
of which				
in foreign currency	2,556	3,239	868	1,275

NOTE 30 – AMOUNTS OWED TO CREDIT INSTITUTIONS

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Swedish banks	48,435	36,843	48,724	36,690
Other Swedish credit institutions	176	4,125	5,972	5,803
TOTAL	**48,611**	**40,968**	**54,696**	**42,493**
Foreign banks	52,403	79,604	46,727	74,431
Other foreign credit institutions	1,800	2,027	1,799	
TOTAL	**54,203**	**81,631**	**48,526**	**74,431**
TOTAL	**102,814**	**122,599**	**103,222**	**116,924**
of which				
in foreign currency	31,521	50,662	23,895	40,377
Group companies			10,337	3,811
associated companies	2,968	1,847	2,968	1,847

Summary of maturities SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Payable on demand	44,238	28,068	52,862	27,808
≤ 3 months	39,193	66,278	38,200	71,575
> 3 months – 1 year	12,799	23,652	11,760	17,541
> 1 year – 5 years	2,634	2,040	400	
> 5 years	3,950	2,561		
TOTAL	**102,814**	**122,599**	**103,222**	**116,924**
Average remaining maturity	0.7 years	0.5 years	0.1 years	0.2 years

NOTE 31 – DEPOSITS AND BORROWINGS FROM THE PUBLIC

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Deposits in SEK				
Swedish public	191,340	175,879	182,662	176,769
Foreign public	12,018	7,564	9,961	5,965
Other	13,155	13,499	13,095	13,473
TOTAL	**216,513**	**196,942**	**205,718**	**196,207**
Deposits in foreign currency	46,439	49,262	13,291	18,090
TOTAL	**262,952**	**246,204**	**219,009**	**214,297**
Borrowings in SEK				
Borrowings in foreign currency	467	986		
TOTAL	**467**	**,986**		
TOTAL	**263,419**	**247,190**	**219,009**	**214,297**
of which				
Group companies			2,859	3,166

Deposits Summary of maturities SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Remaining maturity				
Payable on demand	218,998	196,319	190,342	176,080
≤ 3 months	34,307	34,616	25,476	28,196
> 3 months – 1 year	6,824	12,300	1,422	8,214
> 1 year – 5 years	2,788	2,858	1,769	1,807
> 5 years	35	111		
TOTAL	**262,952**	**246,204**	**219,009**	**214,297**
Average remaining maturity	0.1 years	0.1 years	0.1 years	0.1 years

Borrowings	Group	
Summary of maturities SEK M	2002	2001
Remaining maturity		
Payable on demand		
≤ 3 months	109	
> 3 months – 1 year	335	482
> 1 year – 5 years		485
> 5 years	23	19
TOTAL	**467**	**986**
Average remaining maturity	1.1 years	2.0 years

NOTE 32 – DEBT SECURITIES IN ISSUE

	Group		The Bank	
SEK M	2002	2001	2002	2001
Promissory notes in issue				
Commercial paper	123,411	143,870	40,670	63,400
Bond loans	293,721	273,575	4,394	9,511
Other	3,122	2,917		
TOTAL	**420,254**	**420,362**	**45,064**	**72,911**
of which				
in foreign currency	250,436	272,820	40,731	69,095

	Group		The Bank	
Summary of maturities SEK M	2002	2001	2002	2001
≤ 1 year	206,194	194,160	40,338	70,247
> 1 year – 5 years	188,434	87,946	4,636	2,662
> 5 years – 10 years	17,548	116,766	90	2
> 10 years	8,078	21,490		
TOTAL	**420,254**	**420,362**	**45,064**	**72,911**
Average remaining maturity	1.9 years	1.5 years	0.6 years	0.4 years

NOTE 33 – LIABILITIES IN THE INSURANCE OPERATIONS

SEK M	2002	2001
Actuarial provisions	692	861
Actuarial provisions for which insurance policyholders bear the risk	31,318	41,753
Other liabilities	233	584
TOTAL	**32,243**	**43,198**

NOTE 34 – OTHER LIABILITIES

	Group		The Bank	
SEK M	2002	2001	2002	2001
Tax liabilities	100	192		
Security payment liabilities *	3,656	1,100	3,656	774
Liability, stock loans	515	850	515	850
Derivatives *	33,005	24,537	29,095	20,638
Group liabilities			257	379
Other	15,321	11,833	12,698	8,522
TOTAL	**52,597**	**38,512**	**46,221**	**31,163**
of which				
in foreign currency	23,519	18,224	18,528	12,656

* Booked on the balance sheet according to current netting rules.

Gross security payment liabilities	7,146	5,508	7,145	5,183
Gross derivatives	33,005	25,477	29,095	21,578

NOTE 35 – ACCRUALS AND DEFERRED INCOME

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Accrued interest expenses	7,174	6,741	956	1,450
Accruals and deferred income	3,520	3,499	1,435	1,664
TOTAL	**10,694**	**10,240**	**2,391**	**3,114**
of which				
in foreign currency	3,119	3,576	657	1,165

NOTE 36 – PROVISIONS

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Provisions for pensions	13	19	12	15
Provisions for taxes				
Deferred tax	3,890	3,205	664	416
Other taxes	80	83		
Other	69	63	23	7
TOTAL	**4,052**	**3,370**	**699**	**438**

"Other" includes provisions for guarantees of SEK 69 M (63) in the Group and SEK 23 M (7) in the Bank.

Specification of deferred tax	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Untaxed reserves	3,223	2,781		
Reserve for unrealized gains	639	394	638	389
Other	28	30	26	27
TOTAL DEFERRED TAX	**3,890**	**3,205**	**664**	**416**

NOTE 37 – SUBORDINATED LIABILITIES

SEK M	Group 2002	Group 2001	The Bank 2002	The Bank 2001
Subordinated loans	15,827	14,487	13,964	11,762
Undated subordinated loans	11,809	17,091	7,610	11,148
Other	19	26		
TOTAL	**27,655**	**31,604**	**21,574**	**22,910**
of which				
in foreign currency	25,838	30,187	20,049	21,519

Specification of subordinated liabilities, The Bank
Fixed-term subordinated loans

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1996/2003		USD	100	877	variable
1998/2008		EUR	152	1,384	5.50
1998/2008		EUR	35	325	5.50
1999/2009		EUR	200	1,829	variable
2000/2010	2005	USD	200	1,750	variable
2001/2011	2006	USD	300	2,623	variable
2002/2012	2007	EUR	400	3,651	4.60
1989/2019		SEK	111	111	11.00
1994/2010		SEK	1,259	615	zero-coupon bond
1993/2008		SEK	216	125	zero-coupon bond
1992/2006		SEK	904	674	zero-coupon bond
TOTAL				**13,964**	

Undated subordinated loans

Maturity	Right to prepayment for FöreningsSparbanken	Currency	Nominal amount	Book value in SEK M	Coupon interest rate (%)
1996/undated	2011	JPY	10,000	739	4.35
1996/undated	2006	USD	150	1,301	7.50
1997/undatedt	2012	USD	50	438	8.01
1997/undated	2007	USD	50	438	7.74
1997/undated	2012	USD	200	1,729	7.50
1998/undated	2028	JPY	5,000	369	5.00
2000/undated *	2010	USD	300	2,596	9.00
TOTAL				**7,610**	

* Due to the terms of the loan, the Swedish Financial Supervisory Authority has approved it as a primary capital contribution.

NOTE 38 – UNTAXED RESERVES

The Bank, 2002 SEK M	Opening balance	Allocation	Reversal	Closing balance
Accumulated accelerated depreciation				
Equipment	255	42		297
Tax allocation reserve	6,975	1,327	– 1,208	7,094
TOTAL	**7,230**	**1,369**	**– 1,208**	**7,391**
Specification of allocations				
Allocated 1997				1,088
Allocated 1998				866
Allocated 1999				1,311
Allocated 2000				1,119
Allocated 2001				1,383
Allocated 2002				1,327
TOTAL				**7,094**

NOTE 39 – SHAREHOLDERS' EQUITY

	Group		The Bank	
SEK M	2002	2001	2002	2001
Restricted equity				
SUBSCRIBED CAPITAL	**10,556 ***	**10,556**	**10,556 ***	**10,556**
Share premium reserve	3,650	3,650	3,650	3,650
Legal reserve	5,480	5,474	2,638	2,638
Reserve for unrealized gains	1,646	1,015	1,640	1,001
Accumulated translation difference	– 2	– 2		
Other reserves	7,904	7,218		
TOTAL RESERVES	**18,678**	**17,355**	**7,928**	**7,289**
Non-restricted equity				
Accumulated translation difference	219	349		
Profit brought forward	4,997	4,019	3,158	3,583
Profit for the financial year	4,152	5,204	2,546	3,147
TOTAL NON-RESTRICTED EQUITY	**9,368**	**9,572**	**5,704**	**6,730**
TOTAL SHAREHOLDERS' EQUITY	**38,602**	**37,483**	**24,188**	**24,575**

* 527,808,843 shares at a par value of SEK 20.

The accumulated translation difference includes an exchange rate difference on financing of subsidiaries of SEK – 208 M (– 399).

Group SEK M	Subscribed capital	Restricted reserves	Non-restricted reserves	Profit for financial year	Total
Opening balance	10,556	17,355	4,368	5,204	37,483
Transfer between restricted and non-restricted equity		1,323	978	– 2,301	
Dividend				– 2,903	– 2,903
Translation difference			– 321		– 321
Exchange rate difference on financing of subsidiaries			191		191
Profit for the financial year				4,152	4,152
CLOSING BALANCE	**10,556**	**18,678**	**5,216**	**4,152**	**38,602**

The Bank SEK M	Subscribed capital	Share premium reserve	Legal reserve	Reserve for unrealized gains	Profit brought forward	Profit for financial year	Total
Opening balance	10,556	3,650	2,638	1,001	3,583	3,147	24,575
Profit disposition according to decision of AGM					3,147	– 3,147	
Dividend					– 2,903		– 2,903
Transfer between restricted and non-restricted equity				639	– 639		
Group contributions paid					– 42		– 42
Tax reduction due to Group contributions paid					12		12
Profit for the financial year						2,546	2,546
CLOSING BALANCE	**10,556**	**3,650**	**2,638**	**1,640**	**3,158**	**2,546**	**24,188**

Specification of reserve for unrealized gains

	Group		The Bank	
SEK M	2002	2001	2002	2001
Balance sheet items				
Government debt instruments	19		19	
Bonds	1,427	924	1,424	915
Shares and participating interests	131	47	128	42
Other assets	69	44	69	44
TOTAL	**1,646**	**1,015**	**1,640**	**1,001**

NOTE 40 – ASSETS PLEDGED FOR OWN LIABILITIES

	Group		The Bank	
SEK M	2002	2001	2002	2001
Assets pledged for own liabilities, book amount				
Government securities and bonds pledged for liabilities, credit institutions	27,216	43,998	27,216	43,998
Government securities and bonds pledged for deposits from the public	17,250	14,183	17,250	14,183
Government securities and bonds pledged with the Riksbank	26,742	17,120	26,742	17,120
Loans pledged for certain outstanding bonds	111	118		
Fund shares pledged for insurance policyholders	31,681	42,212		
TOTAL	**103,000**	**117,631**	**71,208**	**75,301**

NOTE 41 – OTHER ASSETS PLEDGED

	Group		The Bank	
SEK M	2002	2001	2002	2001
Other assets pledged, book amount				
Shares pledged for stock loans	3,442	5,289	3,442	5,289
Government securities and bonds pledged for other liabilities	5,461	4,840	5,357	4,752
TOTAL	**8,903**	**10,129**	**8,799**	**10,041**

NOTE 42 – CONTINGENT LIABILITIES

	Group		The Bank	
SEK M	2002	2001	2002	2001
Contingent liabilities, nominal amount				
Loan guarantees	4,135	4,079	9,013	8,307
Other guarantees	12,347	10,986	8,705	7,869
Accepted and endorsed notes	131	158	131	158
Letters of credit granted but not utilized	1,375	1,215	1,336	1,197
Other contingent liabilities	3,537	2,379	515	317
TOTAL	**21,525**	**18,817**	**19,700**	**17,848**
Provision for anticipated loan losses	– 69	– 63	– 23	– 7

NOTE 43 – COMMITMENTS

	Group		The Bank	
SEK M	2002	2001	2002	2001
Commitments, nominal amount				
Commercial paper and certificate programs		528		528
Other interest-, equity- or currency-related contracts *	2,342,166	3,020,456	2,090,886	2,766,899
Loans granted but not utilized	53,215	51,700	36,589	37,833
Overdraft facilities granted but not utilized	43,607	40,585	46,499	42,444
TOTAL	**2,438,988**	**3,113,269**	**2,173,974**	**2,847,704**

* The very large amounts for interest-, equity- or currency-related contracts are attributable in part to the fact that nominal amount are used and in part that positive and negative amounts are added together rather than netted.

NOTE 44 – CAPITAL ADEQUACY ANALYSIS

I. Calculation of total capital base

	Financial companies group		The Bank	
SEK M	2002	2001	2002	2001
Primary capital (net) *	40,266	38,938	27,534	28,260
of which primary capital contribution	2,596	3,175	2,596	3,122
Supplementary capital	25,103	26,813	17,831	18,398
of which undated subordinated loans	9,568	13,764	5,014	8,026
Settlement, equities, etc.	– 5,266	– 5,300	– 1,201	– 1,351
Total primary and supplementary capital	60,103	60,451	44,164	45,307
Expanded portion of capital base	1,105	1,292	877	1,027
TOTAL	**61,208**	**61,743**	**45,041**	**46,334**

* *Specification of primary capital*

SEK M	2002	2001	2002	2001
Shareholders' equity after deduction of proposed dividend	34,367	33,616	21,285	21,672
72 percent of accrual reserve			5,109	5,022
Primary capital contribution	2,596	3,175	2,596	3,122
Minority/majority interests	10,471	10,213		
Accumulated accelerated depreciation	– 145	– 114		
Goodwill	– 7,023	– 7,952	– 1,456	– 1,556
TOTAL PRIMARY CAPITAL	**40,266**	**38,938**	**27,534**	**28,260**

II. Calculation of risk-weighted amount for credit risks SEK M

	Financial companies group		The Bank	
On-balance-sheet items	2002	2001	2002	2001
Group A – 0%	0	0	0	0
Group B – 20%	23,478	23,177	17,414	17,531
Group C – 50%	181,655	168,849	14,886	16,586
Group D – 100%	313,358	299,274	136,016	140,605
Off-balance-sheet items	2002	2001	2002	2001
Group A – 0%	0	0	0	0
Group B – 20%	3,252	4,068	912	728
Group C – 50%	269	404	63	129
Group D – 100%	17,367	18,971	17,377	16,915
TOTAL	**539,379**	**514,743**	**186,668**	**192,494**

III. Calculation of risk-weighted amount for market risks

SEK M	2002	2001	2002	2001
Risk-weighted amount for interest rate risks	9,128	16,128	5,275	9,208
of which, specific risks	4,666	8,577	1,735	4,742
of which, general risks	4,462	7,551	3,540	4,466
Risk-weighted amount for share price risks	354	742	225	612
of which, specific risks	138	302	86	292
of which, general risks	216	440	139	320
Risk-weighted amount for liquidation risks	0	4	0	4
Risk-weighted amount for counterparty risks and other risks	7,935	11,657	7,493	10,974
Risk-weighted amount for currency risks	8,257	4,523	5,100	604
TOTAL	**25,674**	**33,054**	**18,093**	**21,402**

IV. Calculation of total capital adequacy ratio

SEK M	2002	2001	2002	2001
Total capital base	61,208	61,743	45,041	46,334
Total risk-weighted amount for credit risks and market risks	565,053	547,797	204,761	213,896
Total capital adequacy ratio, %	10.8	11.3	22.0	21.7
Primary capital ratio, %	7.1	7.1	13.5	13.2

Specification of II.

Financial companies group		2002			2001	
SEK M		**Total**	**Risk-weighted**		**Total**	**Risk-weighted**
On-balance-sheet items		**investments**	**amount**		**investments**	**amount**
Group A – 0%		106,152	0		107,323	0
Group B – 20%		117,389	23,478		115,890	23,177
Group C – 50%		363,310	181,655		337,697	168,849
Group D – 100%		313,358	313,358		299,274	299,274
Off-balance-sheet items	**Nominal amount**	**Converted amount**	**Risk-weighted amount**	**Nominal amount**	**Converted amount**	**Risk-weighted amount**
Group A – 0%	110,155	2,777	0	102,146	2,527	0
Group B – 20%	762,886	16,259	3,252	1,268,515	20,340	4,068
Group C – 50%	54,030	537	269	279,175	808	404
Group D – 100%	38,089	17,367	17,367	33,337	18,971	18,971
TOTAL			**539,379**			**514,743**

The Bank		2002			2001	
SEK M		**Total**	**Risk-weighted**		**Total**	**Risk-weighted**
On-balance-sheet items		**investments**	**amount**		**investments**	**amount**
Group A – 0%		119,407	0		116,793	0
Group B – 20%		87,071	17,414		87,653	17,531
Group C – 50%		29,771	14,886		33,172	16,586
Group D – 100%		136,016	136,016		140,605	140,605
Off-balance-sheet items	**Nominal amount**	**Converted amount**	**Risk-weighted amount**	**Nominal amount**	**Converted amount**	**Risk-weighted amount**
Group A – 0%	92,856	1,861	0	87,681	1,545	0
Group B – 20%	211,110	4,559	912	727,121	3,639	728
Group C – 50%	30,332	125	63	262,414	258	129
Group D – 100%	27,253	17,377	17,377	26,700	16,915	16,915
TOTAL			**186,668**			**192,494**

NOTE 45 – DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

Group companies

As all Group companies are consolidated according to the purchase method, which means that internal transactions are eliminated at the Group level, there are no disclosure of them other than what is provided below, which relates to insurance companies in the Group.

SEK M	2002
Received from other Group companies	
Financial income	703
Premium income for insurance and reinsurance	293
Paid to other Group companies	
Financial income	115
Premium income for insurance and reinsurance	30

HSB Bank was acquired in late 2002. Assets and liabilities as well as commitments and memorandum items have been eliminated in the consolidated balance sheet. HSB Bank's profit has been incorporated into the acquisition calculation. The consolidated profit and loss account contains the following items from or to HSB Bank.

Interest income	23
Interest expenses	5
Other income	2

Associated companies

Each note to the balance sheet specifies assets and liabilities between the Group and its associated companies. Shares and participating interests in associated companies are specified in Note 22. During the year the Bank paid capital contributions of SEK 15 M, made acquisitions of SEK 202 M and participated in share issues for a total of SEK 260 M in these companies.

The Bank has issued guarantees and pledged assets of SEK 701 M on behalf of associated companies, at the same time that associated companies have issued guarantees and pledged assets on behalf of the Bank of SEK 259 M. FöreningsSparbanken has received interest income from associated companies of SEK 79 M and paid interest expenses to associated companies of SEK 74 M. Moreover, services have been purchased from associated companies for a value of SEK 27 M, at the same time services with a value of SEK 172 M have been sold to associated companies.

Sales relate primarily to the development of products, systems and certain marketing that the Bank provides to the partly owned banks Eskilstuna Rekarne, Sjuhärad, Söderhamn, Färs & Frosta, Bergslagen and Vimmerby. The partly owned banks sell various products from Spintab, Robur and FöreningsSparbanken Finans, among others, and receive commissions from such sales. Total commissions to partly owned banks during the year amounted to SEK 225 M.

Independent savings banks

The cooperation with independent savings banks is described on page 47.

Senior executives

Disclosures can be found in Note 7 Staff costs.

NOTE 46 – OTHER DISCLOSURES

Subordinated assets

The total volume of assets that the Bank may own in accordance with chap. 2 § 15 of the Swedish Banking Act amounts to 30 percent of the capital base. Thus, the limit for such assets is SEK 13,619 M. Assets of this type amounted to SEK 1,661 M on December 31, 2002.

In accordance with the provisions of the Swedish Financial Supervisory Authority, credit institutions are obligated to provide a comparison of the book and fair values of balance sheet items. This table compares the book and fair values of asset and liability items that are not booked at fair value, indicating the line on the balance sheet where each item belongs. The book value of current assets reported on the balance sheet at fair value is shown in the table as two lump sums, one for assets and one for liabilities.

Comparison between the book and fair value of the Group's assets and liabilities.

Assets 2002

SEK billion	Fair value	Book value	Difference
Assets not reported at fair value on the balance sheet			
Fixed assets	2.0	1.9	0.1
Bonds and interest-bearing securities			
Current assets – reported as hedges	5.6	5.6	0.0
Fixed assets	0.8	0.8	0.0
Other assets			
Swaps – reported as hedges	5.8	2.0	3.8
Other current assets reported as hedges	0.1	0.5	– 0.4
Shares/participating interests			
Fixed assets	1.9	1.6	0.3
Loans			
Loans to credit institutions	98.7	98.7	0.0
Loans to the public	713.3 – 718.2	703.4	9.9 – 14.8
Insurance operations			
Bonds and interest-bearing securities	0.1	0.1	
Real estate			
Tangible assets	0.8	0.8	
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	3.3	3.3	
Assets reported at fair value on the balance sheet			
Current assets	127.8	127.8	
Other	11.0	11.0	
TOTAL	**971.2 – 976.1**	**957.5**	**13.7 – 18.6**

Liabilities 2002

SEK billion	Fair value	Book value	Difference
Liabilities not reported at fair value on the balance sheet			
Interest-bearing instruments			
Debt securities in issue	421.9	420.3	1.6
Other liabilities			
Swaps – reported as hedges	9.3	3.6	5.7
Other current assets reported as hedges	0.1	0.5	– 0.4
Others valued at acquisition value	27.7	27.7	
Subordinated liabilities	27.7	27.7	
Deposits and borrowings			
Amounts owed to credit institutions	102.9	102.8	0.1
Deposits and borrowings from the public	263.4 – 263.5	263.4	0.0 – 0.1
Profit brought forward, discontinued hedge accounting			
Accruals and deferred income	6.5	6.5	
Liabilities reported at fair value on the balance sheet			
Current assets with negative values	60.2	60.2	
Other	6.2	6.2	
TOTAL	**925.9 – 926.0**	**918.9**	**7.0 – 7.1**

The fair value of intangible assets, provisions and equipment is considered equivalent to book value. In the table, the fair value of these items has therefore been equated with book value.

Financial instruments

In the table, financial instruments are divided into the categories fixed assets and current assets reported as hedges. Hedge accounting is applied when current assets are held to offset market risks in assets and liabilities reported at acquisition value on the balance sheet. Current assets reported as hedges are taken up on the balance sheet at (accrued) acquisition value. If the hedge is effective, any decline in the value of the protected item is compensated by a corresponding increase in the value of the protecting position, and vice versa. To the extent the fair value of the hedged instrument deviates from its book value, this deviation is offset by an equivalent deviation in the opposite direction between the book value and fair value of the protected position. Financial instruments treated as current assets and not reported as hedges are taken up on the balance sheet at fair value. The fair value of other financial instruments (assets or liabilities) is calculated in the same way as the value of these current assets. This means that to the extent listed market prices exist for assets and liabilities, fair value is calculated on the basis of the median price when the market closed on December 31, 2002. For OTC instruments, the calculation of fair value is based on prices of comparable listed instruments. The options in First Securities and FI-Holding described in Notes 22 and 23 have not been taken into account.

Deposits and loans

Variable rate deposits and loans are valued at their nominal amount. The fair value of deposits and loans with fixed interest rates has been calculated by discounting future contracted cash flows during the fixed interest period. The calculation therefore does not include an estimation of the value represented by future margins that have not been stipulated in advance on deposits and loans. When calculating the fair value of the Bank's fixed rate deposits, discounting has been applied using the Bank's estimated financing expense. This corresponds to the interest rates in the deposit market for terms of up to one year and by the interest rates on Spintab's benchmark bonds for longer maturities.

The fair value of the Group's fixed rate loans has been stated in the form of an interval. The lower end of the interval is calculated by discounting the loan portfolio's contracted cash flow with the new loan rates for various terms applied at the end of 2002. The high end is calculated by discounting the loan portfolio's contracted cash flow with the Group's funding rate for various terms. According to the instructions of the Swedish Financial Supervisory Authority, the discount rate selected should reflect both the loan's interest fixing period and the market's valuation of the credit risk in each loan. The discount rate should also reflect a potential buyer's cost to administer the loans and its required return on invested risk capital. In FöreningsSparbanken's opinion, too many subjective considerations come into play in determining such an interest level. Since there is practically no trading in loan portfolios in Sweden, it is also likely that opinions of what constitutes a correct level will differ among experts. Therefore, instead of using a fair value figure, the Bank has chosen to use the above-mentioned interval, which is based on easily explained, fairly objective discounting rates.

Profit brought forward realized when discontinuing hedge accounting

If hedge accounting is discontinued by realizing the protecting position, at the same time that the protected position remains on the balance sheet and is reported at acquisition value, the capital gain or loss is accrued over the remaining maturity of the protected position. Realized gains that have not been entered as profit are reported on the balance sheet as deferred income, while realized losses that have not been entered as expenses are reported as prepayments. Since these items do not represent an actual claim against, or liability to, an outside party, the fair value of the items is SEK 0.

NOTE 48 – INTEREST FIXING PERIODS

The Group's interest-bearing assets and liabilities including interest-related derivatives distributed by interest fixing periods

SEK M	<= 3 mos.	3-6 mos.	6 mos. –1 yr.	1–2 yrs.	2–3 yrs.	3–4 yrs.	4–5 yrs.	5–10 yrs.	>10 yrs.	Total
Assets, nominal value										
Loans to credit institutions	85,342	7,448	5,082	326	194	170	69	31		98,662
Loans to the public	377,063	36,206	59,859	82,772	43,583	36,866	25,328	27,187	14,533	703,397
Financial fixed assets	170	261	338	542	425	769	116	69		2,690
Financial current assets	17,120	13,484	6,811	4,446	4,997	2,154	6,906	2,616	2,947	61,481
TOTAL ASSETS	**479,695**	**57,399**	**72,090**	**88,086**	**49,199**	**39,959**	**32,419**	**29,903**	**17,480**	**866,230**
Liabilities, nominal value										
Amounts owed to credit institutions	88,693	5,000	7,627	165	695	33	141	460		102,814
Deposits and borrowings from the public	252,229	3,416	3,464	1,834	645	320	441	1,061	9	263,419
Debt securities in issue and subordinated liabilities	204,445	25,751	44,747	67,617	31,442	29,284	13,496	12,295	16,978	446,055
TOTAL LIABILITIES	**545,367**	**34,167**	**55,838**	**69,616**	**32,782**	**29,637**	**14,078**	**13,816**	**16,987**	**812,288**
Net	– 65,672	23,232	16,252	18,470	16,417	10,322	18,341	16,087	493	53,942
Derivatives, nominal value, net *	52,814	7,170	– 14,766	– 1,604	– 17,168	– 8,058	– 5,644	– 3,135	– 2,744	6,865
NET, INCLUDING DERIVATIVES	**– 12,858**	**30,402**	**1,486**	**16,866**	**– 751**	**2,264**	**12,697**	**12,952**	**– 2,251**	**60,807**

* For options, delta-weighted nominal amounts are used.

NOTE 49 – CURRENCY DISTRIBUTION

Group, 2002

SEK M	SEK	Euro	USD	GBP	Other	Total
Assets						
Loans to credit institutions	50,535	12,353	22,877	525	12,372	98,662
Loans to the public	586,424	31,697	18,277	1,351	65,648	703,397
Interest-bearing securities	40,194	5,938	9,956	1,445	7,351	64,884
Other assets, not distributed	90,560					90,560
TOTAL	**767,713**	**49,988**	**51,110**	**3,321**	**85,371**	**957,503**
Liabilities						
Amounts owed to credit institutions	71,293	10,726	15,301	398	5,096	102,814
Deposits and borrowings from the public	216,512	9,147	11,579	2,600	23,581	263,419
Interest-bearing securities	171,636	87,395	139,724	18,205	30,949	447,909
Other liabilities, not distributed	143,361					143,361
TOTAL	**602,802**	**107,268**	**166,604**	**21,203**	**59,626**	**957,503**

The Bank, 2002

SEK M	SEK	Euro	USD	GBP	Other	Total
Assets						
Loans to credit institutions	77,360	11,597	22,001	227	8,184	119,369
Loans to the public	191,206	4,295	9,426	487	3,811	209,225
Interest-bearing securities	44,341	10,366	13,173	1,445	25	69,350
Other assets, not distributed	71,815					71,815
TOTAL	**384,722**	**26,258**	**44,600**	**2,159**	**12,020**	**469,759**
Liabilities						
Amounts owed to credit institutions	79,327	4,631	15,303	302	3,659	103,222
Deposits and borrowings from the public	205,718	6,138	3,906	2,434	813	219,009
Interest-bearing securities	5,857	10,153	47,186	2,319	1,123	66,638
Other liabilities, not distributed	80,890					80,890
TOTAL	**371,792**	**20,922**	**66,395**	**5,055**	**5,595**	**469,759**

Group, 2001

SEK M	SEK	Euro	USD	GBP	Other	Total
Assets						
Loans to credit institutions	88,286	7,854	25,285	1,413	8,742	131,580
Loans to the public	545,577	25,540	18,503	8,555	64,061	662,236
Interest-bearing securities	38,578	7,947	5,334	2,044	10,843	64,746
Other assets, not distributed	101,070					101,070
TOTAL	**773,511**	**41,341**	**49,122**	**12,012**	**83,646**	**959,632**
Liabilities						
Amounts owed to credit institutions	71,937	8,673	32,991	1,723	7,275	122,599
Deposits and borrowings from the public	196,942	6,869	18,221	4,419	20,739	247,190
Interest-bearing securities	148,959	68,335	178,678	16,788	39,206	451,966
Other liabilities, not distributed	137,877					137,877
TOTAL	**555,715**	**83,877**	**229,890**	**22,930**	**67,220**	**959,632**

The Bank, 2001

SEK M	SEK	Euro	USD	GBP	Other	Total
Assets						
Loans to credit institutions	118,115	5,766	24,482	1,255	5,840	155,458
Loans to the public	189,913	3,154	8,047	6,814	3,545	211,473
Interest-bearing securities	44,322	6,187	9,228	1,802	2,391	63,930
Other assets, not distributed	62,701					62,701
TOTAL	**415,051**	**15,107**	**41,757**	**9,871**	**11,776**	**493,562**
Liabilities						
Amounts owed to credit institutions	76,548	4,913	30,131	1,025	4,307	116,924
Deposits and borrowings from the public	196,208	4,528	8,325	4,287	949	214,297
Interest-bearing securities	5,206	6,604	78,115	3,889	2,007	95,821
Other liabilities, not distributed	66,520					66,520
TOTAL	**344,482**	**16,045**	**116,571**	**9,201**	**7,263**	**493,562**

The distribution between currencies in the table above is not representative of the Bank's currency exposure. The Group obtains financing in the currencies that offer the most favorable terms at the time. The loans can then be swapped to other currencies through transactions in the derivatives market, which is why the table above does not accurately reflect exposure to exchange rate risks.

NOTE 50 – SPECIFICATION OF ADJUSTMENTS FOR NON-CASH ITEMS IN OPERATING ACTIVITIES

	Group		The Bank	
SEK M	2002	2001	2002	2001
Settlement of pensions	– 76	– 88	– 76	– 88
Unrealized changes in value/currency changes	105	– 521	– 108	– 226
Capital gains on financial fixed assets	– 12	– 11	– 1	31
Capital gains on property and equipment	– 105	– 32	– 124	– 30
Share of capital of associated companies	588	129		
Depreciation and write-down of tangible fixed assets	715	676	457	445
Depreciation and write-down of financial fixed assets	264		1,083	294
Amortization of goodwill and other intangible fixed assets	696	713	101	102
Write-down of loans	2,193	2,095	1,707	1,410
Allocation to insurance reserve	– 163	– 29		
Dividend, Group companies *			– 350	– 19
Accrued income and prepayments	669	– 95	692	44
Accruals and deferred income	343	– 3,126	– 720	– 2,673
Other	– 15	– 12	– 13	– 12
TOTAL	**5,202**	**– 301**	**2,648**	**– 722**

* Refers to net between the pending dividend reported as income for the financial year and the dividend received during the year for the previous financial year.

NOTE 51 – PROFIT AND LOSS ACCOUNT FOR INSURANCE OPERATIONS PREPARED ACCORDING TO ANNUAL ACCOUNTS ACT FOR INSURANCE COMPANIES

	Life insurance operations		Non-life insurance operations	
SEK M	2002	2001	2002	2001
Technical reporting of non-life insurance operations				
Premium income			73	57
Return on capital transferred from financial operations			0	16
Other technical income			0	0
Insurance compensation			83	– 42
Change in other actuarial provisions			0	0
Refunds and discounts			0	0
Operating expenses			– 5	– 4
Other technical costs			0	0
TECHNICAL RESULT, NON-LIFE INSURANCE OPERATIONS			**151**	**27**
Technical reporting of life insurance operations				
Premium income	7,146	9,134		
Return on capital, income	1,118	711		
Unrealized gains on investment assets where policyholder bears the risk	– 13,726	– 6,940		
Other technical income	0	– 21		
Insurance compensation	– 3,918	– 3,953		
Change in other actuarial provisions	10,373	2,196		
Refunds and discounts	– 5	– 5		
Operating expenses	– 200	– 210		
Return on capital, expenses	– 4	– 4		
Unrealized losses on investment assets	– 8	– 4		
Other technical costs	– 3			
Return on capital transferred to financial operations (tax on investment returns)	– 530	– 613		
TECHNICAL RESULT, LIFE INSURANCE OPERATIONS	**243**	**291**		
Non-technical reporting				
Technical result, non-life insurance operations			151	27
Result, life insurance operations	243	291		
Return on capital, income	90	106	22	21
Unrealized gains on investment assets	3		3	1
Return on capital, transferred from life insurance operations	530	613		
Return on capital, expenses	– 3	– 24	– 25	– 10
Unrealized losses on investment assets	– 1	– 2		
Return on capital, transferred to non-life insurance operations				– 16
Other income and expenses	– 1	– 1		
PROFIT BEFORE APPROPRIATIONS AND TAXES	**861**	**983**	**151**	**23**
Appropriations			– 41	– 30
Tax on investment returns	– 530	– 613		
Taxes	– 34	– 34		1
PROFIT FOR THE FINANCIAL YEAR	**297**	**336**	**110**	**– 6**

	2002	2001
Number of employees in insurance operations	34	57

SEK M	2002	2001
Wages, salaries and other remuneration	9	18
Pension costs		
Premiums paid	2	10
Social insurance charges	3	7
Allocation to profit-sharing fund	1	1
Training costs	0	1
Other staff costs	0	1
TOTAL	**15**	**38**
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Sweden	3	4
to other employees in Sweden *		8
Wages, salaries and remuneration to the Board, President and Executive Vice Presidents in Baltic region	1	1
to other employees in Baltic region	3	4
Wages, salaries and remuneration to other employees outside Sweden	2	1
Bonuses and comparable remuneration to the President and Executive Vice Presidents	0	0
TOTAL	**9**	**18**
Expenses for the year pertaining to pensions and similar benefits:		
To the Board, President and Executive Vice Presidents	2	2

* Employees of Robur Försäkring AB in 2001 are employees of Robur Kapitalförvaltning AB in 2002. Staff costs for these employees are therefore reported in banking operations in 2002.

Proposed disposition of profit

SEK M
The following amounts are at the disposal of the Annual General Meeting:

Profit for the financial year	2,546
Profit brought forward	3,158
Total available	5,704
The Board of Directors recommends	
A cash dividend to shareholders of	
SEK 5.50 per share	2,903
To be carried forward	2,801

The Group's non-restricted earnings thereafter amount to SEK 6,465 M. The proposed allocation to restricted reserves in Group companies is SEK 284,000.

Board of Directors
Following the Annual General Meeting of 2002, the Board of Directors consists of the following members: Göran Collert, Bo Forslund, Ulrika Francke, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per Göran Nyberg, Marianne Qvick Stoltz, Carl Eric Stålberg and Lennart Sundén.

In addition, the Board of Directors includes the following employee representatives: Gith Bengtsson and Kaisa Bratt.

The Board of Directors elected Göran Collert as Chairman, Carl Eric Stålberg as First Deputy Chairman and Bo Forslund as Second Deputy Chairman.

Stockholm, February 20, 2003

Göran Collert	Carl Eric Stålberg	Bo Forslund
Birgitta Johansson-Hedberg	Ulrika Francke	Thomas Johansson
Göran Johnsson	Birgitta Klasén	Kurt Lodenius
Per Göran Nyberg	Marianne Qvick Stoltz	Lennart Sundén
Gith Bengtsson		Kaisa Bratt

Auditors' report

To the Annual General Meeting of FöreningsSparbanken AB (publ), registration number 502017-7753.

We have audited the annual report, the consolidated financial statements, the accounting records and the administration by the Board of Directors and the President of FöreningsSparbanken AB for the year 2002. The Bank's internal auditing department during the year has continuously reviewed the internal controls and accounts and submitted its reports to us. The accounting records and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion of the annual report, the consolidated financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the annual report and the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts.

An audit also includes an assessment of the accounting principles and their application by the Board of Directors and the President and an evaluation of the overall presentation of information in the annual report and the consolidated financial statements. We have examined significant decisions, actions taken and the circumstances of the Company in order to determine the liability, if any, to the Company of the President or any of the members of the Board of Directors and whether they have acted in any other way in contravention of the Swedish Companies Act, the Swedish Banking Act, the Annual Accounts Act for Credit Institutions and Securities Companies or the Company's Articles of Association. We believe that our audit has provided us with a reasonable basis for our opinion set forth below.

The annual report and the consolidated financial accounts have been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and therefore provide a true and fair view of the Company's and the Group's profit and financial position in accordance with generally accepted auditing standards in Sweden.

We recommend that the Annual General Meeting adopt the profit and loss accounts and balance sheets of the Parent Company and the Group, deal with the profit in the Parent Company in accordance with the proposal in the Board of Directors' Report, and discharge the members of the Board of Directors and the President from liability for the financial year.

Stockholm, February 20, 2003

Ulf Egenäs
Authorized Public Accountant

Torbjörn Hanson
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant
appointed by the Swedish
Financial Supervisory Authority

Board of Directors and Auditors

Board of Directors of FöreningsSparbanken AB
Elected by the Annual General Meeting on April 11, 2002

Directors
Göran Collert, Chairman
Carl Eric Stålberg, First Deputy Chairman
Bo Forslund, Second Deputy Chairman
Ulrika Francke
Birgitta Johansson Hedberg, President and CEO
Thomas Johansson
Göran Johnsson
Birgitta Klasén
Kurt Lodenius
Per Göran Nyberg
Marianne Qvick Stoltz
Lennart Sundén

Employee representatives
Gith Bengtsson
Kaisa Bratt

Deputy Director elected by the Annual General Meeting
Nils-Fredrik Nyblaeus

Deputy Directors elected by the employees
Per Ekström
Monica Hellström

Auditors of FöreningsSparbanken AB
Elected for four years by the Annual General Meeting on April 29, 1999

Auditors
Authorized Public Accountant Ulf Egenäs
Deloitte & Touche AB, Chairman

Authorized Public Accountant Torbjörn Hansson
Ernst & Young AB

Deputy Auditors
Authorized Public Accountant Olof Cederberg
Ernst & Young AB

Authorized Public Accountant Jan Larsson
Deloitte & Touche AB

Appointed by the Swedish Financial Supervisory Authority
Authorized Public Accountant Peter Markborn
PMAC AB

Nomination Committee of FöreningsSparbanken AB
The proposal for members of the Bank's Nomination Committee is prepared together with the Bank's major shareholders and other interested parties and submitted to the Annual General Meeting for approval.

The Nomination Committee reports at the Bank's Annual General Meeting on the principles that served as the basis for its work in nominating Board members.

In accordance with the decision of the Annual General Meeting in 2002, the Nomination Committee consists of:

Thomas Halvorsen, Chairman of the Nomination Committee, President of the Fourth National Pension Insurance Fund
Lorenz Andersson, Governor, Västerbotten County
Bengt Eriksson, Chairman of FSR
Lars Otterbeck, President of Alecta Pensionsförsäkring Ömsesidigt
Carl Axel Petri, former President of the Court of Appeal
Caroline Trapp, Chairman of the Federation of Swedish Farmers

Board work

Board work during the year

In 2002 the Board of Directors held a total of 18 meetings.

The Board's work during the year was devoted to, among other things, the following issues:

- Values and development trends in the operating environment of importance to economic development.
- Further development of FöreningsSparbanken's vision and fundamental values – 15-point program.
- Further development of FöreningsSparbanken's retail organization.
- Further development of FöreningsSparbanken's efforts to achieve higher customer satisfaction.
- Development of programs to increase FöreningsSparbanken's activity in growth areas.
- FöreningsSparbanken's preparations for Sweden's possible membership in EMU.
- FöreningsSparbanken's acquisition of HSB Bank.
- Financial risks and long-term funding.
- Coordinated organization and decision-making procedures for the Group's lending.
- Further development of efforts to limit operational risks.
- Development of Group-wide Economic Capital program.
- FöreningsSparbanken's cooperation with SpareBank 1 Gruppen in Norway.
- FöreningsSparbanken's acquisition of the brokerage firm First Securities in Norway.
- FöreningsSparbanken's cooperation with Aktia in Helsinki, Finland.
- Review of FöreningsSparbanken's bonus and compensation system.

During the year the Board of Directors took a study tour of retail operations in England and France.

The Board's Credit and Capital Market Committee

The Board has a Credit and Capital Market Committee, which consists of the Chairman of the Board, the President and five other members appointed from within the Board.

The Committee held 22 meetings during the year.

The Committee responds to credit and limit queries submitted to the Board within certain limits, provided that the cases in question are not of a principle nature or otherwise are of major significance.

During the year the Committee had the following members: Göran Collert, Chairman, Bo Forslund, Deputy Chairman, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Kurt Lodenius and Carl Eric Stålberg.

The Board's Audit and Security Committee

The Board has an Audit and Security Committee, which consists of four members appointed from within the Board.

The Committee held five meetings during the year.

The Committee is responsible for, among other things, maintaining the Board's contacts with the internal audit and security functions and the external auditors appointed by the Bank in order to provide the Board with greater access to information on auditing and security operations in the Bank, to facilitate and improve opportunities for the internal audit unit and external auditors to communicate with the Board and to evaluate the Bank's security work.

In addition, the Committee is responsible for reviewing the report compiled at least once a year that describes and evaluates the operational risks in the Bank. The Committee also has the right to initiate action on matters regarding operational risks and conditions noted in the Bank's organization related to such risks.

During the year the Committee had the following members: Carl Eric Stålberg, Chairman, Per-Göran Nyberg, Deputy Chairman, Birgitta Klasén and Marianne Qvick Stoltz.

The Board's Election Committee

The Board has an Election Committee consisting of two members appointed from within the Board. The Committee is primarily responsible for preparing issues regarding the members and chairmen of the boards of the local banks.

During the year the Committee had the following members: Bo Forslund, Chairman, and Per-Göran Nyberg.

Compensation Committee

The Board has a Compensation Committee consisting of the Chairman of the Board and the two Deputy Chairmen. For 2002, they were Göran Collert, Chairman, Carl Eric Stålberg, First Deputy Chairman, and Bo Forslund, Second Deputy Chairman.

The Compensation Committee determines the salaries and other benefits for the President, Deputy President, other members of the Executive Management, the Head of Internal Audit and other persons who report directly to the President.

INTERNAL AUDIT

The purpose of Internal Audit is to review and evaluate internal controls in the Group. Internal Audit is an internal review function independent from the operational units in accordance with the general advice of the Swedish Financial Supervisory Authority (FFFS 1999:12).

Internal Audit is directly subordinate to the Board of Directors.

Board of Directors



GÖRAN COLLERT
Chairman since 1995. Born 1937. Graduate Business Administrator and Bachelor of Laws. Elected 1978.

Other directorships: Chairman of the FöreningsSparbanken Group's pension funds I and II, Call in One, CIO AB, Fjällnäs AB, the Göran Collert Foundation to Support Development in the Banking Sector in the Nordic and Baltic Regions, Hotell Kung Carl/HKC Hotels Holding AB, the Nils Adler Scholarship Fund and Sölvesborgs Kakelservice AB. Member of the Supervisory Boards of Aktia Sparbank Ab, Bank Handlowy w Warszawie and SpareBank 1 Gruppen. Board Member of Boliden AB and Fastighets AB Tornet. Deputy Board Member of Gumshornet Brf.

Chairman of the Board of Directors' Credit and Capital Market Committee and of the Compensation Committee.

Holding: 40,000 shares.

CARL ERIC STÅLBERG
First Deputy Chairman. Born 1951. Former President and CEO of JM AB. Graduate Business Administrator. Elected 2001. Deputy Chairman since 2001.

Other directorships: Chairman of the Swedish Skiing Association. Deputy Chairman of the International Skiing Federation. Board Member of the FöreningsSparbanken Group's pension fund II, Mentor Sverige, the Swedish Olympic Committee, Nils Adler Scholarship Fund, Gunde Svahn's Scholarship Fund, Ingemar Stenmark's Scholarship Fund and the Erik Paulsson's Scholarship Fund.

Chairman of the Board of Directors' Audit and Security Committee and Member of the Credit and Capital Market Committee and the Compensation Committee.

Holding: 10,000 shares.





BO FORSLUND
Second Deputy Chairman since 1997. Born 1939. Former Member of the Swedish Parliament, Chairman of the Sundsvall City Council. Elected 1991.

Other directorships: Chairman of Sparbanksstiftelsernas Förvaltningsaktiebolag and Savings Bank Foundation Norrland. Member of the Supervisory Board of Aktia Sparbank Ab and the boards of the Göran Collert Foundation to Support Development in the Banking Sector in the Nordic and Baltic Regions, Norrlands Travsällskap, Stall Apanage AB, the Nils Adler Scholarship Fund and the FöreningsSparbanken Group's pension funds I and II.

Chairman of the Board of Directors' Election Committee, Deputy Chairman of the Credit and Capital Market Committee and Member of the Compensation Committee.

Holding: 7,001 shares.

GITH BENGTSSON
Bank employee. Born 1962. Upper Secondary Education. Elected 2000. Employee representative.

Other directorships: Board Member of Sparinstitutens Pensionskassa (SPK), the Älmhult Montessori Association and the Nils Adler Scholarship Fund.

Holding: 321 shares and 700 warrants.





KAISA BRATT
Bank employee. Born 1941. Secondary School Graduate. Elected 1992. Employee representative.

Other directorships: Board Member of Sparinstitutens Pensionskassa (SPK) and the Nils Adler Scholarship Fund.

Holding: 800 shares and 5,000 warrants.

ULRIKA FRANCKE
President of SBC Bostadsrättscentrum AB/SBC Ek. för. Born 1956. Elected 2002.

Other directorships: Chairman of the Stockholm Building Society and its subsidiaries and foundations, and Södersjukhuset AB. Board Member of SBC Bostadsrättscentrum AB's subsidiaries, A-Banan project AB, Econova Biotech AB, Nordisk Byggdag, the Nils Adler Scholarship Fund, Tyréns Bygg AB and Tryéns Infrakonsult AB. Deputy Board Member of Brumbrum Förvaltnings AB

Holding: 481 shares.





BIRGITTA JOHANSSON-HEDBERG
President and CEO since 2000. Born 1947. Reg. Psychologist. Board member of Föreningsbanken 1994-1997. Elected 1997.

Other directorships: Chairman of AB Spintab and AB Lindex. Board Member of the Swedish Bankers Association/Affärsbankernas Serviceaktiebolag FI-Holding, Sveaskog AB, Sveaskog Förvaltnings AB, European Savings Bank Group (ESBG), the Nils Adler Scholarship Fund, the Swedish Stock Exchange Council and the FöreningsSparbanken Group's pension fund II.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 10,700 shares and 30,000 warrants.

THOMAS JOHANSSON
Deputy Chairman of the Federation of Swedish Farmers. Born 1954. B.Sc. in Agriculture. Elected 2001.

Other directorships: Chairman of the Swedish Agricultural Research Foundation. Deputy Chairman of Spira AB. Board Member of Swede Agri Finance AG, Agro Väst AB, Steering Committee and the Nils Adler Scholarship Fund. Chairman of the Bank's Agricultural Advisory Council.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 100 shares.





GÖRAN JOHNSSON
Chairman of the Swedish Metal Workers' Union. Born 1945. Elementary school and labor union training. Elected 1997.

Other directorships: Deputy Chairman of the European and Nordic federations of metal workers' unions. Board Member of the Fourth National Pension Insurance Fund, Amnesty Business Group, Advisory Council, the International Metalworkers' Federation, the Nils Adler Scholarship Fund, Stiftelsen Kvinnoforum and the Swedish Trade Union Confederation. Deputy Member of the Swedish Social Democratic Party /Party Board and Executive Committee.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 15 shares.

BIRGITTA KLASÉN
IT consultant. Born 1949. Civil Engineer. Elected 2000.

Other directorships: Board Member of E.ON Benelux BV, ENIRO, Ledstiernan AB, the Nils Adler Scholarship Fund and IP Unplugged.

Member of the Board of Directors' Audit and Security Committee.

Holding: 2,000 shares.





KURT LODENIUS
Former Municipal Commissioner. Former Chairman of the Norrtälje Municipal Council. Born 1936. Economist. Elected 1983.

Other directorships: Chairman of Roslagens Sparbank and Roslagsbostäder AB. Deputy Chairman of Norrtelje Tidning AB and the Ebba and Carl Mannerfeldt Foundation. Board Member of the Nils Adler Scholarship Fund and Norrtälje Industri- & Hantverkhus AB.

Member of the Board of Directors' Credit and Capital Market Committee.

Holding: 6,400 shares.

NILS-FREDRIK NYBLÆUS
Deputy President and Executive Vice President. Born 1951. Graduate Business Administrator. Deputy Board Member and Deputy President since 2000. Executive Vice President since 1992.

Other directorships: Chairman of Danderyds Sjukhus AB, Citystaden Förvaltning AB, Creo Sommarlandsparkering AB, FöreningsSparbanken Administration AB, FöreningsSparbanken Datainvest AB, FöreningsSparbanken Företagskredit AB, Mandab AB and Mandamus Borås AB. Board Member of Alfaros AB, the FöreningsSparbanken Group's Kopparmyntet profit-sharing fund, OM AB, the Swedish Financial Accounting Standards Council, Stiftelsen Sparbankernas Företagsinstitut AB, Robur AB and AB Spintab. Deputy Member of the Swedish Bankers Association/Affärsbankernas Serviceaktiebolag.

Holding: 25,000 warrants.





PER GÖRAN NYBERG

Former Bank Executive. Born 1936. Graduate Business Administrator. Elected 1984.

Other directorships: Chairman of Savings Bank Foundation Alfa. Board Member of Elmia AB, the Master-Builder Axel Alm Foundation, the FöreningsSparbanken Foundation for the Preservation of the Bank's Historic Values, the Första Sparbanken Foundation for Scientific Research, the FöreningsSparbanken Foundation for International Development Cooperation and Humanitarian Aid, the Business Institute of Swedish Savings Banks, the Höglandsborg Foundation, the Nils Adler Scholarship Fund and the Göran Collert Foundation to Support Development in the Banking Sector in the Nordic and Baltic Regions.

Member of the Board of Directors' Audit and Security Committee and the Election Committee.

Holding: 300 shares.

MARIANNE QVICK STOLTZ

Small business owner. Born 1949. Diploma in Retail Economics, studied at CHF, Lausanne. Elected 1994.

Other directorships: President/Co-owner of Aug Magnussons Eftr AB. Chairman/Co-owner of Tidsforum Göteborg AB. Chairman of Cityföreningen i Göteborg. Deputy Chairman of Västsvenska industri och Handelskammaren Service AB. Board Member of Göteborg o Co Träffpunkt AB, the Western Swedish Cultural Fund and the Nils Adler Scholarship Fund.

Member of the Board of Directors' Audit and Security Committee and Chairman of the Bank's Business Council.

Holding: 321 shares.





LENNART SUNDÉN

President of Swedish Match AB. Born 1952. Civil Engineer and Graduate Business Administrator. Elected 2000.

Other directorships: Board Member of A André KG GmbH, JM AB, the Nils Adler Scholarship Fund and Swedish Match AB with subsidiaries.

Holding: 2,000 shares.

OLOV LYDÉN

Secretary of the Board of Directors and the Executive Management. Born 1948. Bachelor of Laws. Employed since 1982.

Holding: 2,500 shares and 20,000 warrants.

During the year the position of Secretary of the Board of Directors and the Executive Management was held by Lars Eklund.



Executive Management



BIRGITTA JOHANSSON-HEDBERG
President and CEO, Head of the Retail business area. Born 1947. Reg. Psychologist. Employed since 2000.

Holding: 10,700 shares and 30,000 warrants.

NILS-FREDRIK NYBLÆUS
Deputy President and Chief Financial Officer. Born 1951. Graduate Business Administrator. Employed since 1991.

Holding: 0 shares and 25,000 warrants.





KAISA BRATT
Union representative. Born 1941. Secondary School Graduate. Employed since 1973.

Holding: 800 shares and 5,000 warrants.

ANDERS EK
Executive Vice President, Head of the Savings business area and President of AB Robur. Born 1948. Bachelor of Arts. Employed since 2000.

Holding: 0 and 20,000 warrants.





GERT ENGMAN
Executive Vice President and Chief Information Officer responsible for E-business and EMU. Born 1949. Graduate Economist. Employed since 1993.

Holding: 1,811 shares and 20,000 warrants.

GÖRAN GUNNARSSON
Executive Vice President and Deputy Head of the Retail business area. Regional Manager for Stockholm until April 1, 2003. Born 1943. Economist. Employed since 2001. Previously employed 1985-1999.

Holding: 1,712 shares and 5,000 warrants.





KJELL HEDMAN
Executive Vice President and Head of the Payments business area. Born 1951. Economist. Employed since 1985.

Holding: 200 shares and 5,000 warrants.

MIKAEL INGLANDER
Executive Vice President and Head of the Lending business area, President of AB Spintab. Born 1963. Graduate Business Administrator. Employed since 1988.

Holding: 0 shares and 5,000 warrants.





LARS-ERIK KVIST
Executive Vice President and Chief Credit Officer. Born 1945. Graduate Business Administrator. Employed since 1974.

Holding: 2,581 shares and 20,000 warrants.

JAN LIDÉN
Executive Vice President and Head of the Swedbank Markets business area until April 1, 2003. Regional Manager for Stockholm as of April 1, 2003. Born 1949. Graduate Business Administrator. Employed since 1990.

Holding: 481 shares and 10,000 warrants.





BENGT-ERIK LINDGREN
Executive Vice President and Regional Manager for Central Sweden. Born 1950. Graduate Economist. Employed since 1975.

Holding: 3,000 and 21,000 warrants.

INGRID PERSSON
Executive Vice President responsible for independent savings banks and partly owned banks. Born 1948. Graduate Economist. Employed since 1994.

Holding: 750 shares and 20,000 warrants.





STAFFAN SALÉN
Adjunct Member of the Executive Management. Executive Vice President and Head of Communications. Born 1967. Graduate Business Administrator. Employed since 1998.

Holding: 3,000 shares and 0 warrants.

GÖRAN THEODORSSON
Executive Vice President, Human Resources and Competence Development. Born 1948. Economist. Employed since 1969.

Holding: 481 shares and 20,000 warrants.





ANNIKA WIJKSTRÖM
Executive Vice President and Head of International Banking as well as *Swedbank Markets as of April 1*, 2003. Born 1951. Bachelor of Arts. Employed since 1986.

Holding: 650 shares and 20,000 warrants.

Other Senior Executives

Håkan Berg, Executive Vice President, Head of Business Development in the Retail business area.
Born 1955. Bachelor of Laws. Employed since 1984.
Holding: 0 shares and 20,000 warrants.

Robert Charpentier, Executive Vice President and Deputy Head of Swedbank Markets.
Born 1965. Master of Economics. Employed since 1997.
Holding: 0 shares and 10,000 warrants.

Leif Ekbom, Executive Vice President, Regional Manager for Western Sweden and Head of Agricultural Sector Operations.
Born 1954. Business Economist. Employed since 1977.
Holding: 154 shares and 20,000 warrants.

Lars Eklund, Executive Vice President responsible for Operational Risks, Security, Crisis Management, Legal Affairs, Ethics, Insurance, and Quality, Environmental and Sustainability Issues.
Born 1945. Bachelor of Laws. Employed since 1989.
Holding: 1,981 shares and 20,000 warrants.

Anders Gustafzon, Executive Vice President responsible for organizational and institutional customers as well as contacts with non-profit organizations.
Born 1943. Employed since 1973.
Holding: 13,000 shares and 10,000 warrants

Lennart Haglund, Executive Vice President and Regional Manager for Southern Sweden.
Born 1947. Market Economist. Employed since 1999.
Holding: 1,000 shares and 10,000 warrants

Britt Henriksson, Executive Vice President and Regional Manager for Northern Sweden.
Born 1949. Market Economist. Employed since 1969.
Holding: 0 shares and 20,000 warrants

Niklas Palm, Head of Internal Audit.
Born 1966. Graduate Business Administrator. Employed since 2001.
Holding: 250 shares and 0 warrants.

Peter Rydell, Executive Vice President and Regional Manager for Gothenburg and Bohuslän.
Born 1948. Bachelor of Laws. Employed since 2002.
Holding: 150 shares and 0 warrants.

Addresses

FöreningsSparbanken AB
Registration number: 502017-7753
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se
e-mail: info@foreningssparbanken.se
Swift: SWEDSESS

Swedbank Markets
Visiting address: Regeringsgatan 13
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 18 00
Fax: +46-8-5859 25 63
www.foreningssparbanken.se/swedbankmarkets
e-mail: info.swedbankmarkets@foreningssparbanken.se

Subsidiaries in Sweden

AB Spintab
Registration number: 556003-3283
Registered office: Stockholm
Visiting address: Regeringsgatan 13
Mailing address: SE-106 11 Stockholm
Telephone: +46-8-5859 21 00
Fax: +46-8-10 79 70
www.foreningssparbanken.se/spintab
e-mail: info.spintab@foreningssparbanken.se

Robur AB
Registration number: 556110-3895
Registered office: Stockholm
Visiting address: Malmtorgsgatan 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 24 00
Fax: +46-8-796 49 85
www.foreningssparbanken.se/robur

Robur Försäkring AB
Registration number: 516401-8292
Registered office: Stockholm
Visiting address: Malmtorgsgatan 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 24 00
Fax: +46-8-5859 05 25
www.foreningssparbanken.se/forsakring

FöreningsSparbanken Finans AB
Registration number: 556131-3395
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46-8-5859 22 00
Fax: +46-8-21 34 67
www.foreningssparbanken.se/finans
e-mail: info.finans@foreningssparbanken.se

Kundinkasso Aktiebolag K.I.A.B.
Registration number: 556209-5363
Registered office: Gothenburg
Visiting address: Drakegatan 7-9
Mailing address: Box 256, SE-401 24 Gothenburg
Telephone: +46-31-733 32 00
Fax: +46-31-40 09 14
www.foreningssparbanken.se/kundinkasso
e-mail: info.kundinkasso@foreningssparbanken.se

HSB Bank AB
Registration number: 516401-9951
Registered office: Stockholm
Visiting address: Fleminggatan 39-41
Mailing address: Box 8325, SE-104 20 Stockholm
Telephone: +46-8-785 37 00
Fax: +46-8-785 37 50
www.hsbbank.se
e-mail: info@bank.hsb.se

FöreningsSparbanken Administration AB
Registration number: 556284-5387
Registered office: Stockholm

FöreningsSparbanken Fastighetsbyrå AB
Registration number: 556090-2115
Visiting address: S:t Eriksgatan 117
Mailing address: Box 23164, SE-104 35 Stockholm
Telephone: +46-8-5454 55 00
Fax: +46-8-5454 55 21
www.fastighetsbyra.foreningssparbanken.se
e-mail: info@fastighetsbyra.foreningssparbanken.se

FöreningsSparbanken Öland AB
Registration number: 516401-0034
Registered office: Borgholm
Visiting address: Storgatan 15
Mailing address: Box 26, SE-387 21 Borgholm
Telephone: +46-485-56 45 00
Fax: +46-485-125 62
www.olandsbank.com
e-mail: borgholm@olandsbank.com

International subsidiaries

AS Hansapank
Registered office: Tallinn
Liivalaia 8
EE-150 40 Tallinn
Estonia
Telephone, switchboard: +37-263 103 10
Fax: +37-263 104 10
www.hansagroup.com
Representative: Mari Saraskin
e-mail: hansa@hansa.ee
Swift: HABA EE2X

FinansieringsInstituttet for Industri og Håndværk A/S (FIH)
Registration number: 28 827
Registered office: Copenhagen
Langelinie Alle 43
DK-2100 Copenhagen
Denmark
Telephone: +45-722 25 00
Fax: +45-722 250 01
www.fih.com
e-mail: info@fih.dk

Swedbank (Luxembourg) S.A.
Registration number: 302018-5066
Registered office: Luxembourg
8-10 Avenue de la Gare
L-1610 Luxembourg
Mailing address: PO Box 1305
L-1013 Luxembourg
Telephone: +35-24 04 94 01
Fax: +35-24 04 907
www.swedbank.lu
e-mail: info@swedbank.lu
Swift: BNEL LULL

International branches

Norway
FöreningsSparbanken Oslo
Stortingsgaten 22
PO Box 1333 Vika
N-0112 Oslo
Norway
Telephone: +47-22 40 54 00
Fax: +47-22 41 13 40
Swift: SWEDNOKK

Great Britain
Swedbank, London Branch
Swedbank House
42 New Broad Street
London EC2M 1SB
Great Britain
Telephone: +44-207 256 60 00
Fax: +44-207 638 11 01
Swift: SWED GB 2L

USA
Swedbank, New York Branch
One Penn Plaza, 15th floor,
New York, NY 10119
USA
Telephone: +1-212-486-8400
Fax: +1-212-486-3220
Swift: SWED US 33

Associated companies in Sweden

Bergslagens Sparbank AB
Registration number: 516401-0109
Registered office: Lindesberg
Visiting address: Kungsgatan 13
Mailing address: Box 114, SE-711 23 Lindesberg
Telephone: +46-581-880 10
Fax: +46-581-144 75

Eskilstuna Rekarne Sparbank AB
Registration number: 516401-9928
Registered office: Eskilstuna
Visiting address: Kungsgatan 5
Mailing address: SE-631 93 Eskilstuna
Telephone: +46-16-15 80 00
Fax: +46-16-12 20 84
www.ersab.se
e-mail: kundcenter@ersab.se

Färs & Frosta Sparbank AB
Registration number: 516401-0091
Registered office: Hörby
Visiting address: Gamla Torg 1
Mailing address: Box 53, SE-242 21 Hörby
Telephone: +46-415-173 00
Fax: +46-415-174 01
www.farsofrostasparbank.se
e-mail: info@farsofrostasparbank.se

FöreningsSparbanken Sjuhärad AB
Registration number: 516401-9852
Registered office: Borås
Visiting address: Allégatan 55
Mailing address: Box 1730, SE-501 17 Borås
Telephone: +46-33-16 65 00
Fax: +46-33-16 66 60
www.sjuharad.foreningssparbanken.se
e-mail: info@sjuharad.foreningssparbanken.se

FöreningsSparbanken Söderhamn AB
Registration number: 516401-0042
Registered office: Söderhamn
Visiting address: Kungsgatan 11
Mailing address: Box 13, SE-826 21 Söderhamn
Telephone: +46-270-722 00
Fax: +46-270-186 90
www.fsbankensoderhamn.se
e-mail: info@fsbankensodershamn.se

Vimmerby Sparbank AB
Registration number: 516401-0174
Registered office: Vimmerby
Visiting address: Sevedegatan 37
Mailing address: Box 103, SE-598 31 Vimmerby
Telephone: +46-492-795 00
Fax: +46-492-795 49
www.vimmerbysparbank.se
e-mail: info@vimmerbysparbank.se

VPC AB
Registration number: 556112-8074
Registered office: Stockholm
Visiting address: Regeringsgatan 65
Mailing address: Box 7822, SE-103 97 Stockholm
Telephone: +46-8-402 90 00
Fax: +46-8-24 67 88
www.vpc.se

International associated companies

Aktia Sparbank Abp
Visiting address: Mannerheimvägen 14
Mailing address: PB 207
FIN-00101 Helsinki
Finland
Telephone, switchboard: +358-810-247 50 00
Fax: +358-810-247 63 56
www.aktia.fi
e-mail: aktia@aktia.fi

SpareBank 1 Gruppen AS
Visiting address: Henrik Ibsensgate 12
Mailing address: PO Box 778 Sentrum
N-0106 Oslo
Norway
Telephone: +47-21 02 50 50
Fax: +47-21 02 50 51
www.sparebank1.no
e-mail: post@sparebank1.no

Representative offices

Japan
Swedbank
Kanichiro Hirata
Swedbank Tokyo
8F Shibakoen 32, Mori Building
3-4-30 Shibakoen
Minato-ku
Tokyo 105-0011
Japan
Telephone: +81-357 772 081
Fax: +81-357 772 084
e-mail: swedbank.tokyo@foreningssparbanken.se

China
Liu Zhimei
Swedbank Shanghai Representative Office
POS Plaza, 1501 (15th floor)
1600 Century Avenue
Pudong
Shanghai 200122
China
Telephone: +86-215 820 3300
Fax: +86-215 820 0022

MILJÖMÄRKT
Trycksak
341 136

Production: LT Layout
Photography: Leif Hansen
Printing: db grafiska, Örebro, Sweden, 2003
The printer and the paper (Arctic Silk paper from Håfreströms pappersbruk) bears the Swan mark, the symbol of environmental protection in the Nordic countries.

FöreningsSparbanken AB (publ) Swedbank

Organization No. 502017 – 7753
The company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: 105 34 Stockholm
Tel: +46-8-5859 00 00
Internet: www.foreningssparbanken.se